UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
      ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C/A: Amendment to Offering Statement
      ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

STL Texas: Brownsville & Cameron County, Inc.

Legal status of issuer

    Form
        C Corporation

    Jurisdiction of Incorporation/Organization
        Texas

    Date of organization
        September 17, 2019

Physical address of issuer
4361 South Congress Ave, Unit 510, Austin, Texas 78745

Website of issuer
www.skillicorntechnologies.com

Name of intermediary through which the offering will be conducted
InfraShares, Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the offering a fee of twelve percent (12%) of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Type of security offered
Convertible Preferred Shares: 20% Return, Par Value $1.00
Conversion Window 90 days commencing upon closing of LFWTS, LLC and LFVAS, LLC
Membership Units in LFWTS, LLC and/or LFVAS, LLC equal to Preferred Shares surrendered and having equivalent per unit valuation as Member in each LLC holding largest number of Units (sic: Prime Investor).

Target number of Securities to be offered
250,000

Price (or method for determining price)
$1.00

Target offering amount
$250,000

Oversubscriptions accepted:
☐Yes ☑No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion (sic: not accepted)

Maximum offering amount (if different from target offering amount)
$250,000

Deadline to reach the target offering amount
August 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

March 15th, 2021

FORM C

Up to $250,000.00

STL Texas: Brownsville & Cameron County, Inc.



Convertible Preferred Shares

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by STL Texas: Brownsville & Cameron County, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Preferred Shares of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers " or "Investors." The Company intends to raise at least $250,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through InfraShares, Inc. (the "Intermediary"). The Intermediary will be entitled to receive a fee in the amount of one percent (12%) of all funds raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$60.00	$440.00
Aggregate Minimum Offering Amount	$250,000.00	$30,000.00	$220,000.00
Aggregate Maximum Offering Amount	$250,000.00	$30,000.00	$220,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.skillicorntechnologies.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 15, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.skillicorntechnologies.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital, Inc. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Pursuant to Reg CF Rule 201(bb), financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Executive Summary

The STL System, to which The Company has exclusive rights within the Brownsville and Cameron County domain (Texas), treats mixed municipal/industrial wastewater "only" to an advanced-potable standard (no trace organic compounds) and can do so while making a net profit on the system process alone – absent revenues from fees, tariffs or subsidies. The STL System can also desalinate brackish water to a fully potable standard while also making a net profit on the system process alone. Additional tangible benefits of the STL System are that it also treats (again, making a net profit) septage, yard and garden wastes, agricultural residues and "high volatiles" municipal solid wastes – again, generating a net profit on the process alone. It also produces significant amounts of firm, on-demand renewable energy and provides a significant number of local jobs – notably through its "value added" industries. System capital costs are competitive with systems considered to be industry-standard – systems which require a lot of power to operate and cost taxpayers a lot of money to run. Both manifestations of the STL System are, today, the only such processes that make a genuine profit from inputs of wastewater and/or brackish water, septage, fats oil and grease (FOG), and high volatiles municipal solid wastes. Profits are realized from efficient extraction and monetization of all the energy and all the nutrients from wastes – and then rendering the liberated water to a superior, potable condition that is fully recyclable. Every community needs high quality drinking water. Every community must treat its wastewater and rid itself of septage, FOG and high volatiles solid wastes. Every community is acutely sensitive to its cash flows. With state and Federal regulatory agency mandated provision of high quality water, wastewater and municipal solid waste services now bankrupting small communities and seriously taxing large cities' finances, the potential market for the STL System in the US – and globally – is effectively infinite.

STL has chosen Los Fresnos, located on the northwestern perimeter of Brownsville, in The Valley in South Texas, as the first site in which to commercialize The STL System. The location is ideal, offering a life saver to Los Fresnos, on one hand, and providing room for rapid growth within what is becoming the fastest growing region of Texas. The driver for this is a recent commitment to a $32 billion investment in 3 LNG (liquified natural gas) plants and a decision by SpaceX to locate its Mars program in the area. Brownsville has neither water nor wastewater treatment services sufficient to the task at hand. The market for both will explode in the near future.

STL has bestowed exclusive rights to the STL System within Brownsville and surrounding Cameron County on its newly formed subsidiary company STL Texas: Brownsville & Cameron County (STLTBCC and "The Company"). The Company will form a further two Special Purpose Vehicle (SPV) companies to provide STL services to Los Fresnos and its immediately surrounding communities: Los Fresnos Wastewater Treatment SPV (LFWTS) and Los Fresnos Value Added SPV (LFVAS). These two companies are endowed with exclusive rights to respective elements of the STL System within the immediate Los Fresnos area. As the first STL service companies within the Brownsville & Cameron County domain, they will also be given the right, in collaboration with the City of Los Fresnos, to extend supply of services to the City of Brownsville and other areas within Cameron County. Potential near future growth can be 20x and perhaps even more.

STL has received expressions of high interest from several institutional investors contemplating investments into LFWTS and LFVAS. Similarly, The North American Development Bank (NadBank) and agents of the Texas Water Development Board (TWDB) have expressed strong interest in providing the debt financing those institutional investors will require. It is the purpose of the present Offering to bring both companies to a bankable condition. In doing so, STL and STLTBCC will be working with Texas A&M University, San Antonio and Texas State University. Both have agreed to provide independent system feasibility assessments. Funds raised through this Offering will also be employed in conduct of an independent feasibility study, site surveys, preliminary engineering, pre-project

engagement with cognizant state regulatory agency TCEQ (Texas Commission on Environmental Quality), Cameron County, NadBank and TWDB; as well as discussions and negotiations with off-takers: Whole Foods, HEB, Trader Joe's, Sysco, Tyson Foods, Cargill, ADM, BASF and Dow Chemicals.

TERMS OF THE OFFERING

For All Investors as Specified under Regulation CF

The following summary of certain information contained in this Memorandum is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum or in the Subscription Agreement, Bylaws and Certificate of Formation of The Company. Each prospective investor is urged to read this Memorandum in its entirety, including exhibits hereto. In the event of any discrepancy between this Memorandum and any of such other documents, the terms of such other document shall control. Prospective investors should consult their own advisers to fully understand the consequences of an investment in The Company. The Preferred Shares offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors." As used throughout this Memorandum, the terms "STL,""STLTBCC," "LFWTS," "LFVAS," "The Company," "we," "us," and "our" refer to Skillicorn Technologies LLC and/or its Cameron County and Los Fresnos project-related subsidiary companies.

Issuers	STL Texas: Brownsville & Cameron County, Inc. (The Preferred Shares) Los Fresnos Wastewater Treatment SPV, LLC (Membership Units) Los Fresnos Value Added SPV, LLC (Membership Units)
Securities Offered	250,000 convertible Preferred Shares carrying a 20% rate of return and having a par value of $1.00 (the "**Shares**" and "Preferred Shares") - Up to $250,000 in Membership Units (the "Membership Units") in LFWTS and/or LFVAS on a conversion basis upon submission of The Preferred Shares. Valuation: Equivalent Unit value to the terms subscribed by the principal investor in each limited liability company. The conversion will be offered during a 3 month window that opens upon closing of the LFWTS and LFVAS investments.
Offering Size	The minimum for aggregate gross proceeds is $250,000.00 (the "**Minimum Offering**") and the maximum for aggregate gross proceeds is $250,000 (the "**Maximum Offering**"). The Company may, in its sole discretion, increase the Maximum Offering amount.
Offering Price	250,000 Preferred Shares (par value $1.00) carrying a 20% annual return payable quarterly from STLTBCC net returns on a preferred basis. - Membership Units will carry a valuation equal to terms subscribed by the principal investor in each LLC.
Minimum Investment	$500.00, provided that The Company has discretion to accept subscriptions of a lower amount. Funds for the purchase of Shares are to be paid to the Funding Platform for the benefit of The Company pursuant to the instructions set forth below and in the Subscription Agreement.
Total Securities	1,000,000 shares of The Company's Common Stock, representing 100% of The Company's outstanding shares, are now held by Skillicorn Technologies, LLC. 250,000 convertible Preferred Shares (20% return and $1.00 par value) have been authorized. Escrow will be broken when 250,000 Preferred Shares have been sold.
Voting Rights	Neither Preferred Shares (STLTBCC) nor Membership Units (LFWTS and LFVAS) will have voting rights.
Closings; Offering Period	One or more closings to be held at such times as The Company determines in its discretion. The Offering will continue until the earlier of (i) the date the Maximum Offering proceeds are received, or (ii) 120 days from the date hereof, unless extended by mutual agreement of The

	Company and the Funding Platform for an additional period not to exceed 60 days. Closing(s) shall be subject to customary closing conditions.
Nature of Offering	The Offering is being made on all investors as defined in Regulation CF under the Securities Act. Officers, directors, employees and our affiliates may also make purchases. We may accept or reject subscriptions at our discretion. Each subscriber for Preferred Shares shall tender to The Company, either by wire transfer or a check, the amount of the investment subscribed for.
Eligible Investors	The Preferred Shares offered hereby shall be offered to All Investors as defined under Regulation CF under the Securities Act. Investors will be required to make certain representations, among other things, that they have received a copy of this Memorandum, understand the terms of this Offering. We may accept or reject subscriptions in our sole and absolute discretion.
Use of Proceeds	The maximum proceeds to us from the sale of all of the Preferred Shares offered hereby will be $250,000 if the Maximum Offering is sold. This figure represents the total potential proceeds. The proceeds of the Offering are expected to be used as described in the "Use of Proceeds" section later in this Memorandum.
Risk Factors	The Preferred Shares offered hereby involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. Before investing in the Preferred Shares, prospective investors should carefully consider the information set forth under the heading "Risk Factors" in this Memorandum.
Funding Platform	InfraShares, Inc.
Funding Platform Fees	In connection with the Offering, the Funding Platform shall be entitled to receive an amount equivalent to 12% of funds raised through this Offering.
Subscription Documents	The purchase and/or exercise of the Preferred Shares shall be made pursuant to the Subscription Agreement (attached hereto as Exhibit A), which will contain, among other things, customary representations and warranties by The Company, certain covenants of The Company, investment representations by the investors, including representations required by the Securities Act and applicable state "blue sky" laws, and appropriate conditions to closing including, among other things, qualifications of the Preferred Shares under applicable state "blue sky" laws. See "Subscription Procedures."
Expenses	All prospective investors in the Preferred Shares will be responsible for their own costs, fees and expenses, including the costs, fees and expenses of their legal counsel and other advisors. Each investor in the Preferred Shares shall indemnify The Company for any finder's fee for which such investor is responsible.
Governing Law	Texas

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed, and the value of our Shares and our ability to service your Preferred Shares could go down. This means you could lose all or a part of your investment.

Risks Related to The Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome such risks and uncertainties.

The amount of capital The Company is attempting to raise in this Offering may not be enough to sustain The Company's current business plan.

In order to achieve The Company's near and long-term goals, The Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee The Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, The Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of The Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to The Company of such compliance could be substantial and could have a material adverse effect on The Company's results of operations.

The systems, products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new systems, products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our systems, products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new

technology. This requires a high level of innovation by our systems, products and software developers and third-party suppliers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technologies. Our future results may be affected if our systems, products and services cannot effectively interface and perform well with the hardware and software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our systems, engineering, database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal systems, products and service offerings are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing & sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

A Failure, Disruption, Cyberattack, Or Other Breach In The Security Of An Information Technology System Or Infrastructure That The Company Utilizes Could Adversely Affect Its Business And Reputation And Increase Its Costs

The Company's information systems store and process confidential user, employee, and other sensitive personal and business data, and therefore maintaining The Company's network security is of critical importance. The Company uses third-party technology and systems for a variety of information systems operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, back-office support, and other functions. The Company's systems, and those of third parties upon which its business relies, may be vulnerable to interruption or damage that could result from natural disasters, fires, power outages, acts of terrorism or other similar events, or from deliberate attacks such as computer hacking, computer viruses, worms or other destructive

or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing.

Such an event could result in a disruption of The Company's services or improper disclosure of personal data or confidential information, which could harm The Company's reputation, require it to expend resources to remedy such a security breach or defend against further attacks, divert management's attention and resources, or subject The Company to liability under laws that protect personal data, resulting in increased operating costs or loss of revenue.

The Company has implemented controls and taken other preventative measures designed to strengthen its systems against disruptions and attacks, including measures designed to reduce the impact of a security breach at its third-party vendors. Although the costs of the controls and other measures The Company has taken to date have not had a material effect on its financial condition, results of operations, or liquidity, there can be no assurance as to the cost of additional controls and measures that The Company may conclude are necessary in the future.

Interruptions Or Delays In Services From The Company's Third-Party Data Center Hosting Facilities Or Cloud Computing Platform Providers Could Impair the Delivery Of Its Services And Harm The Company's Business

The Company currently serves its customers from third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries. Any damage to, or failure of, these systems generally could result in interruptions in The Company's services. Interruptions in The Company's services could cause The Company to issue credits or pay penalties, cause customers to terminate their use of The Company's services, and/or adversely affect The Company's attrition rates and its ability to attract new customers, all of which would reduce The Company's revenue. The Company's business would also be harmed if its customers and potential customers believe The Company's services are unreliable.

The Company's Success Depends on Its Ability To Respond And Adapt To Changes In Technology And Consumer Behavior

Changes in technology and consumer behavior pose a number of challenges that could adversely affect The Company's business. For example, among others:

- The Company may be unable to expand the use of its services to other platforms that its users may find more appropriate;
- There may be changes in client sentiment about the quality or usefulness of The Company's systems, products and/or service offerings; and
- Newer systems, products and service offerings may lead to pricing restrictions and a reduction of distribution control by The Company.

Responding to these challenges may require significant investment. There can be no assurance that The Company will be able to raise the funds necessary to make these investments on commercially reasonable terms or at all.

Potential for New Or Existing Services Could Be Eroded By Competition

Any continued future success that The Company might enjoy will depend upon many factors, including factors beyond the control of The Company and/or which cannot be predicted at this time. These factors

may include, but are not limited to: changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; and reduced margins caused by competitive pressures. These conditions could have a material adverse effect upon The Company's business, operating results, and financial condition.

Defects or Disruptions In The Company's Services Could Diminish Demand For The Company's Services And/Or Subject The Company To Substantial Liability

Because The Company's systems, products and service offerings are complex and incorporate a sophisticated engineering and a variety of proprietary hardware, software and third-party equipment and software, The Company's services may have errors or defects that could result in unanticipated downtime for its subscribers and harm to The Company's reputation and its business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. The Company has from time to time found defects in, and experienced disruptions to, its services, and new defects or disruptions may occur in the future. In addition, The Company's customers may use its services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since The Company's customers use The Company's systems, products and services for important aspects of their business, any errors, defects, disruptions in service, or other performance problems could hurt The Company's reputation and could damage The Company's customers' businesses. As a result, customers could elect to not renew The Company's services, or delay or withhold payment to The Company. The Company could also lose future sales, or customers could make warranty or other claims against The Company, which could result in an increase in The Company's provision for doubtful accounts, an increase in collection cycles for accounts receivable, or the expense and risk of litigation.

If The Company Fails to Promote And Maintain Its Brand In The Market, The Company's Business, Operating Results, Financial Condition, And Its Ability To Attract Customers Could Be Materially Adversely Affected

The Company's success depends on its ability to create and maintain brand awareness for its systems, products and service offerings. This may require a significant amount of capital to allow The Company to market its products and services and to establish brand recognition and customer loyalty. The Company can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of The Company's brand, which allows The Company to effectively compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which The Company operates may result in an increased number of direct competitors. To promote The Company's brand, The Company may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Company may not generate a corresponding increase in revenue to justify these costs.

The Company's Failure to Comply With Government Rules and Regulations Could Harm Its Business

The Company must comply with applicable local, state, and federal rules, laws and regulations. The Company believes that it does comply with the rules and regulations required of it. However, if The Company operates in breach of the law, it may be subject to penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. If it fails to comply with the law, The Company may have to stop operating, which would cause Investors to lose their investment.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting The Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for The Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of The Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by The Company may lead to more stringent consumer protection laws, which could impose additional burdens on The Company. If The Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause The Company to incur additional expenses or alter its business model.

Key Relationship Risk

The Company maintains partnerships with several entities that are critical to its success. The Company's current revenue model depends on key relationships with technology providers, equipment providers, third party service providers and other partners. While a major focus of The Company's strategic planning lies in maximizing the value from these interactions in new ways, over-reliance on these relationships is a risk. Furthermore, there is a risk that if The Company's end users begin to interact directly with partners, this may negatively affect revenue and harm the business.

Dependence on Key Personnel

Much of The Company's success depends on the skills, experience, and performance of its key persons. The Company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The Company's success also depends on The Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or The Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on The Company's business, operating results, and financial condition.

Our Business will Suffer if we are Not Able to Scale our System and Attendant Networks as Demand Increases

We have had only limited deployment of our systems, products and services to date, and we cannot be certain that our service network can manage a substantially larger number of customers. Our service network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology and support. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for systems, products and content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce systems, products, services or technologies that are better than ours or that gain greater market

acceptance, or if new industry standards emerge, our technologies may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our systems, hardware and software platforms, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our platforms may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing systems, products and services obsolete.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

We only recently began our operations. Accordingly, The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of The Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that The Company could sustain losses in the future. There can be no assurances that we will operate profitably.

We Could Incur Substantial Costs Defending our Intellectual Property from Infringement or a Claim of Infringement

Other companies, including our competitors, may obtain patents or other proprietary rights that may prevent, limit or interfere with our ability to make, sell and/or operate our systems, products and services. As a result, we may be found to infringe on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the publishing and content delivery business are increasingly bringing suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following.

- Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and
- Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of The Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that The Company's chosen activities and strategies are achievable in light of current economic

and legal conditions with the skills, background, and knowledge of The Company's principals and advisors. Management reserves the right to make significant modifications to The Company's stated strategies depending on future events.

Management Discretion as to the Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of The Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of The Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Preferred Shares offered hereby will be entrusting their funds to The Company's management, upon whose judgment and discretion the investors must depend.

If we are unable to successfully develop or innovate for existing or future systems, products and services, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.

To successfully develop and grow our proposed business, we must develop and distribute our systems, products and services to market on schedule and in a profitable manner. Delays or failures in launch or distribution of our systems, products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that the services will be able to achieve our expansion goals or that our systems will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

If we are unable to successfully develop or innovate for existing or future systems, products and services, our revenue growth rate and profits may be reduced.

To successfully develop and grow our proposed business, we must develop, distribute and commercialize our systems, products and services, secure strategic partnerships with various developers, designers, scientists, operators, content providers and distributors, and bring our systems, products and services to market on schedule and in a profitable manner, as well as spend time and resources on the development of future systems, products, services and business strategies that are complementary to our systems, products, services and business plan. Delays or failures in system construction and commission and product and services launch and/or distribution could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of our systems, products and services, which could hurt our ability to meet our objectives. We cannot guarantee that our systems, products and services or custom development services (or any future products or services we develop) will be able to achieve our expansion goals or that those systems will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

The Company has not prepared any audited financial statements.

A young startup, The Company has not yet had occasion to prepare a financial statement or commission an audit.

Risks Related to the Securities

There is no guarantee of a return on an investor's investment.

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read the Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Financial projections require caution.

Prospective investors are urged to consider that any financial projections which might be discussed by The Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of The Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although The Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about The Company's potential future performance.

The Company may not be able to sell all of the Preferred Shares offered hereunder.

While The Company is offering a total of 250,000 20% convertible preferred shares (par value $1.00) in this Offering, it is possible that we will not be able to sell that entire amount. It is possible that, if we raise only the Minimum Offering, while The Company can still meet its most important objectives, we might have to grow the business more slowly, and negatively impact preferred shareholder values.

Neither the Offering nor the Preferred Shares have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to The Company.

No governmental agency has reviewed or passed upon this Offering, The Company or any securities of The Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in The Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that he, she or it will not lose its entire investment. For this reason, each prospective investor should read this Memorandum and all Exhibits carefully and should consult with his, her or its own attorney and business advisor prior to making any investment decision.

There is no public market for the Preferred Shares. Failure to develop or maintain a trading market could negatively affect the value of our Shares and make it difficult or impossible for you to sell your Shares.

There has been no public market for our Shares or Membership Units and a public market may never develop. There can be no assurance as to the liquidity of any markets that may develop for our Shares, the ability of shareholders or members to sell Shares and/or Membership Units, or the prices at which they may be able to sell Shares and/or Membership Units.

There are restrictions on the transferability of the securities.

Investors must bear the economic risk of an investment in the Preferred Shares for an indefinite period of time. There can be no assurance that The Company will fulfill any reporting requirements in the future under the Securities Exchange Act or disseminate to the public any current financial or other information concerning The Company, as is required as part of the conditions of its availability.

A majority of The Company is owned by a single shareholder.

Following completion of the Offering, assuming the Maximum Offering is sold, Skillicorn Technologies, LLC will own 100% of The Company's common shares on a fully diluted basis. Subject to any fiduciary duties owed to potential future owners or investors under Texas law and the limited protective provisions provided to the shareholders, STL will be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over The Company's management and policies. STL may have interests that are different from yours. For example, STL may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of The Company or otherwise discourage a potential acquirer from attempting to obtain control of The Company, which in turn could reduce the price potential investors are willing to pay for The Company. In addition, these owners could use their voting influence to maintain The Company's existing management, delay or prevent changes in control of The Company, or support or reject other management and Board proposals that are subject to owner approval.

The Company's management may have broad discretion in how The Company uses the net proceeds of this Offering.

Unless The Company has agreed to a specific use of the proceeds from this Offering, The Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Preferred Shares will not be freely tradable. Although the Preferred Shares may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Preferred Shares. Because the Preferred Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Preferred Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 506 or Rule 144. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Preferred Shares may also adversely affect the price that you might be able to obtain for the Preferred Shares in a private sale. Investors should be aware of the long-term nature of their investment in The Company. Each investor in this Offering will be required to represent that he, she or it is purchasing the Preferred Shares for his, her or its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights

Investors will not have the right to inspect the books and records of The Company or to receive financial or other information from The Company. This lack of information could put investors at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Preferred Shares in "default" and demand repayment.

Unlike convertible notes and some other securities, the Preferred Shares do not have any "default" provisions upon which the investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the investors demand payment and even then, such payments will be limited to the amount of cash available to The Company.

The Preferred Shares may be substantially different from other equity securities offered or issued at the time of conversion.

The Preferred Shares will be materially distinct from equity securities The Company may issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. The Preferred Shares will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, such securities could be preferential to the Preferred Shares. The Company may not provide Share or Membership Unit purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Preferred Shares and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Preferred Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Preferred Shares should not be considered an indication of the actual value of the Preferred Shares and is not based on our net worth or prior earnings. We cannot assure you that the Preferred Shares could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Preferred Shares have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to The Company.

No governmental agency has reviewed or passed upon this Offering, The Company or any securities of The Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in The Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, The Company could be materially adversely affected, jeopardizing The Company's ability to operate successfully. Furthermore, the human and capital resources of The Company could be adversely affected by the need to defend actions under these laws, even if The Company is ultimately successful in its defense.

The Company has the right to extend the Offering deadline and to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held while The Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You have the right to cancel your investment in the event The Company extends the Offering. If you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached. Before the new Offering deadline is reached, if The Company does not receive the Minimum Amount, your investment will be returned to you without interest or deduction, or if The Company receives the Minimum Amount, funds will be released to The Company to be used as set forth herein. Upon or shortly after release of such funds to The Company, the Preferred Shares will be issued and distributed to you. The Company may also end the Offering early. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means The Company may limit the amount of capital it can raise during the Offering by ending it early.

No Market for The Preferred Shares; Limits on Transferability:

There are several obstacles to selling or otherwise transferring your Preferred Shares and Membership Units of the SPVs, LFWTS and SFVAS, that you may subscribe to: There will be no public market for your Preferred Shares or your Membership Units, meaning you could have a hard time finding a buyer.

- Under the Investment Agreement, neither The Preferred Shares nor the SPV Membership Units may be transferred without STLTBCC's (sic: STL's) consent, which STLTBCC may withhold in its sole discretion.
- STLTBCC has the right to impose conditions on the sale of The Preferred Shares and The SPV Membership Units, and these conditions might not be acceptable to you.
- If you want to sell your Preferred Shares or Membership Units, STLTBCC has a first right of refusal to buy it.
- By law, you may not sell your Preferred Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan on owning The Preferred Shares and/or SPV Membership Units indefinitely.

Lack of Cash to Pay Tax Liabilities:

The SPVs will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the SPVs, LFWTS and SFVAS, will "pass through" those SPVs and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the SPVs' respective taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

No Right to Participate in Management of The Company:

Investors will have no right to participate in the management of The Company. You should consider buying The Preferred Shares only if you are willing to entrust all aspects of The Company's business to STL.

Reliance on Management Team:

STL is a small company. If a key member of the STL management team were to die, become seriously ill or depart STL, it could damage our prospects and our ability to make the expected distributions on The Preferred Shares.

*Lack of Control Over STL***:**

Owning the Preferred Shares and/or SPV Membership Units will give neither the Investors nor The Company any control over STL.

No Registration Under Securities Laws:

Neither The Company, The two SPVs, LFWTS and SFVAS, nor The Preferred Shares and/or the SPV Membership Units will be registered with the SEC or the securities regulator of any State. Hence, neither The Company, nor The Preferred Shares and/or the SPVs and their respective Membership Units are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information:

The Preferred Shares are being offered to all investors as permitted under Regulation CF, as issued by the SEC. Regulation CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. We have, nevertheless, tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have. Despite our efforts, it is possible that you may make a different decision if you had more information.

Risk Associated with Bank Account:

When you invest, your money will be held in an account of The Company at Wells Fargo Bank. Although the account will be insured by the FDIC, the amount in any such account could exceed the FDIC limits. If the bank became insolvent in that situation, you could lose some or all of your money. That is your risk, not ours.

Lack of Ongoing Information:

While we will provide you with periodic statements concerning The Company, The SPVs and their respective businesses, we will not provide all of the information that would be required of a public reporting company.

Conflicts of Interest:

Conflicts of interest could arise between The Company and its affiliates and principals on one hand and Investors on the other hand. For example: It might be in the best interest of Investors if our management team devoted their full time and attention to the Project. However, The Company is only one of the businesses members of the management team will manage.

The Investment Agreement Limits Your Rights:

The Investment Agreement would limit your rights in several important ways if you believe you have claims against us arising from your purchase of The Preferred Shares: In general, your claims would be

resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Austin, Texas, which might not be convenient for you.

- You would not be entitled to a jury trial.
- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.
- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The Company Bylaws and SPV LLC Agreements Limit Investor Rights:

The Company Bylaws and respective SPV LLC Agreements limit your rights in some important respects. For example: The Investor Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The Company Bylaws and respective SPV LLC Agreements limit your right to obtain information about The Company and the respective SPV companies, and to inspect their books and records.
- The Company Bylaws and respective SPV LLC Agreements do not allow Investors to remove the Management Teams, even if they think the Team is doing a bad job.
- Disputes under The Company Bylaws and SPV LLC Agreements will be governed by Texas law and handled in Texas courts.
- The Company Bylaws and respective SPV LLC Agreements restrict your right to sell or otherwise transfer your Preferred Shares and your SPV company Membership Units.
- The Company Bylaws and SPV LLC Agreements allows the Management Team to force a sale of your Preferred Shares and/or your SPV Membership Units, in connection with a complete sale of any of the respective companies.
- The Company Bylaws and respective SPV LLC Agreements require you to waive any contractual appraisal rights you might otherwise have under Texas law, as well as any "dissenter's rights."

Breaches of Security:

It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING. PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE BUSINESS

The STL System – An Introduction

At the heart of every global community are the very basic common requirements for water, power, wastewater treatment and solid waste management and disposal. In small towns today, providing for these requirements at levels mandated by State and Federal government regulatory authorities can consume more than 50% of a community's discretionary budget. As city's become larger, finding sufficient water and then safely disposing of their wastes is also beginning to consume a very significant fraction of urban budgets. The STL System, which also lies at the heart of The Company's business, provides for these core requirements of every community in the world, and it does so in a better manner and also less expensively than does any other known system. Indeed, rather than costing money, the STL System earns money producing water, treating wastewater and disposing of high volatiles municipal solid wastes. It is the only system in the world that can make such a claim.

The STL System also produces electricity, food, feedstuff, and bioplastics as well as structural and building materials more efficiently than does any other known system. In performing these invaluable and very necessary environmental and sustenance services, the STL System can also provide attractive, instructive greenspace in the form of Eco-Science parks that school children can repeatedly visit, recreate in and learn from – unique spaces that can also draw significant numbers of paying tourists.

The STL System achieves all of this by embracing wastes and effectively extracting all their inherent value. It then takes this extracted value (energy, nutrients and water) and leverages those value elements to the Nth degree – notably by efficiently harvesting the heat and photons brought to us by the sunlight that shines down on us, the CO_2 in the air we breathe and harnessing the pure magic of high rate photosynthesis. The over-abundant nitrogen, phosphorus, potassium and carbon contained in wastewater and municipal solid wastes – four elements that other wastewater treatment and MSW disposal systems work very hard simply to dispose of – are turned into renewable energy, plant proteins and starch, with some then being immediately transformed into animal protein and bioplastics. By efficiently building tangible, leveraged high value with the energy and nutrients being extracted from it, the underlying water itself is left remarkably clean – cleaner than can be accomplished by any existing conventional, mechanical wastewater treatment systems, and clean enough to be easily purified to a potable standard by passage through a UF membrane and final UV (ultraviolet) and ozone disinfection. Each step in these transformations is governed by STL's and The Company's unique, proprietary systems, technologies and processes. In the process, communities that invite us into their midst, can be revivified.

Lemnaceae – The Duckweeds

Lemnaceae, the principal biomass produced by the STL System, was first developed as a formal crop by STL principal, Paul Skillicorn. Today, almost 40 years after he began his hard science research, Lemnaceae is universally recognized as the most productive of all leafed, flowering, vascular plants. Grown with supreme efficiency, as they will be in Los Fresnos, Lemnaceae will convert more CO_2 per acre than can any other combination of plants growing on any "footprint" on the face of the earth. Treating up to 2 MGD of wastewater (LFWTS Phase I) to a drinking water standard in its first phase of operations, the STL System in Los Fresnos will effectively remove more than 5,000 tons of CO_2 from the environment each year – equivalent to taking more than 700 cars completely "off the road."

By substituting for next generation activated sludge wastewater treatment plants, the only comparable system when it comes to treated effluent quality, an aggregate 2 MGDs of LFWTS-treated wastewater will also save over 3,000 megawatt hours of electricity each year. Adding those savings to the 13,100 megawatt

hours of combined heat and electricity produced onsite, the first phase of the project will contribute enough clean, renewable power to provide all the power requirements of 1,370 Valley households: capacity that can contribute to improving the lives of every Valley citizen.

The centerpiece of the STL System, the Lemnaceae-based biological nutrient removal system, will effectively change the global paradigm for production of plant-based protein. One hectare of Lemnaceae surface area will produce more than 15 times as much plant protein as will soybeans grown on that same hectare – and produce a much better protein (better amino acid profile) at that.[1] The combined 3,900 tons of Agrimeal,[2] Vermimeal[3] and Lemnaceae Superfood[4] produced each year by the LFWTS Eco-Science Park will substitute for approximately 4,200 tons of soymeal – almost all of which must now be imported into the local region.

Providing effectively unlimited supplies of pure drinking water, and attendant electricity, wastewater and septage treatment as well as municipal solid wastes disposal services for the region's rapidly growing population will also guarantee provision of a very significant numbers of jobs to that same population: housing construction, factories and businesses moving into the area, as well as attendant local retail and service industries, number among a very long list of future job providers. The first phase of combined LFWTS and LFVAS operations will directly provide around 120 jobs. This is expected to grow to exceed 500 in the near future as The City of Los Fresnos spreads it wings and the expected regional real estate boom materializes. A projected 7x multiplier effect can bring total "employment generated" to as many as 3500 jobs, with salaries alone bringing over $200 million into central Cameron County (Greater Los Fresnos) each year.

Greater Brownsville

Greater Brownsville has recently made commitments to support major, multi-billion dollar investments in LNG production and export, a regional Space-X launch center, major off-shore wind energy generation and a large, onshore gas-fueled combined cycle power plant. Two major gas pipelines supporting these systems have already been commissioned. The city lacks both water and wastewater treatment infrastructure sufficient to support these very large industries and the attendant population influx they will generate. The Company will provide some direct support, but future expansion of the STL System into Brownsville – notably taking over the existing Brownsville wastewater treatment plants and subsequently recycling that potable water – will solve Brownsville's problem. Land to the immediate east and north of Brownsville's main wastewater treatment plant is available (see Cameron County below). Managers at the Greater Brownsville Economic Development Corporation are bullish at the prospect of STL expanding into the city. Attendant tax breaks and business incentives have been offered.

Cameron County

Managers of the Cameron County Office of Economic Development have expressed interest in making significant amounts of land available to a major Company-managed phyto-desalination endeavor extending due east from Los Fresnos to the saltwater marshes that extend west of South Padre Island. They have also offered to make "as much land as necessary" available to an initiative that will treat and recycle Greater

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[1] Demand for soymeal to feed the exploding demand for meat in India and China is now generally recognized as the primary driving force behind clearing of Amazon jungle in Brazil, Peru, Bolivia, Colombia, Venezuela and Guyana. One acre of LFWTS "Lemnaceae bioreactor surface area" conceptually compensates for up to 30 acres of soybeans (at average global production rates of soybeans) – and thus protecting thirty acres of rainforest.

[2] Agrimeal is pelleted, dried sewage-grown whole Lemnaceae powder

[3] Vermimeal is pelleted, dried, 50/50 mix of Agrimeal and desiccated whole aquatic worm meat

[4] Lemnaceae Superfood is desiccated, powdered food-grade whole Lemnaceae

Brownsville's wastewater. The quid pro quo is that LFWTS/LFVAS and the subsequent Brownsville-based STL System initiatives ensure that floodwater passage through the area be privately managed. As with Greater Brownsville, attendant tax breaks and business incentives have been offered.

The STL System

At its core, The Skillicorn System is built around a unique Lemnaceae nutrient removal engine. Following grit removal and screening, influent raw wastewater, septage and FOG (fats, oils and grease) are passed through a comminutor and then fine-screened to separate liquid and solids fractions. Following combined ultrasonic and pulsed microwave lysing, solids are thickened and the volatile fraction is hydrolyzed in phased sequenced anaerobic digester arrays. Clarified raw influent and digester decant are combined and contributed directly to a plug-flow sequence of proprietary Lemnaceae bioreactors where soluble BOD (biochemical oxygen demand) is broken down with the assistance of STL biofilm reactors and all nutrients are efficiently converted, photosynthetically to Lemnaceae biomass. Lemnaceae-treated wastewater is finally screen-filtered, plug-filtered, twice disinfected and passed through a final ultra-filtration screening process for recycling. Harvested Lemnaceae is first screw-pressed to remove 60% of moisture before being desiccated in a biogas-assisted CHP (combined heat and power) solar dryer or converted milk powdering apparatus. Dried Lemnaceae meal is blended onsite with locally grown sorghum, maize and vitamin/mineral supplements, as well as locally grown and desiccated aquatic worms to produce optimal aquaculture diets which are fed to locally grown tilapia or barramundi fish and co-cropped Macrobrachium prawns. Fish and prawn processing wastes are blended with screened fish and prawn aquaculture solid wastes, submitted to sonic and microwave lying and treated sequentially in a compact array of stacked aquatic vermiculture trays. Nutrient-rich clarified vermiculture tray decant is combined with continuously recycling aquaculture water and passed through LFVAS's signature "3-Dome" aquaponics systems before final polishing to remove 100% of remaining nutrients in Lemnaceae greenhouses. Aquaculture water is thus treated to a nutrient-free, fully recyclable level before again being disinfected, oxygenated and returned to the fish tanks.

LFVAS's 3-Dome aquaponics systems overlay STL's unique, circular, continuous parallel lane aquaculture tanks with moving, continuously harvested and planted aquaponics "train" systems that use parsed fish nutrients to produce fresh organic herbs, salad makings, specialty vegetables and sprouts that are sold as "locally grown organic" through participating grocery chain stores, HEB and Whole Foods. By layering both systems within thermally self-regulating domed greenhouses, dramatic reductions in heating and cooling costs are achieved.

STL System deployment in Los Fresnos will be phrased as Eco-Science Parks where visitors can recreate on or around the site's stocked fishing/boating lagoon or take a Phone-App guided tour through the system's various eco-trails. On the trails they will be introduced, formally, to a wide variety of elegantly arrayed local flora and directed through a variety of light-appropriate viewing chambers that will give them cut-away live views of all STL System components – from centrifugal laminar flow clarifiers to aquatic vermiculture lanes and suspended-bed attached-growth acidogenesis and acetogenesis reactors. Before leaving, they will have the option of perusing the Eco-Park's gift shop, where they may purchase such exotica as bottled Los Fresnos water or locally made earthen pots planted with featured local native flora and even a range of T-shirts, shorts, backpacks and Los Fresnos "Eco-Park memorabilia." Most will certainly elect to buy some of the locally grown and attractively wholesale-priced organic fresh herbs, salad makings and specialty vegetables, and, with minor exception, all will stock up on the favorably priced fresh, "just harvested" filleted fish and giant freshwater prawns. A sharing and reciprocity agreement with the neighboring Palo Alto Battlefield (PAB) National Memorial Park will also give visitors to the Los Fresnos Eco-Park gift shop access to the full range of products and memorabilia offered by the PAB Park gift shop.

In phase-I of a staged implementation, seven hectares of the Los Fresnos Eco-Park will be overlain with a combined solar thermal, PV and sentinel wind renewable energy system that feeds through banks of EOS batteries and calcium hydride storage arrays and is combined with local anaerobic digester-produced high-methane (zero CO_2) "CNG" biogas to generate firmed, 100% renewable on-demand energy: most of which will be consumed within the optimized site-specific micro-grid, with the balance wheeled through the ERCOT grid to supply peak demand for firm, 100% renewable "green power" expressed by select urban and industrial customers.[5]

<u>The Technology Advantage</u>

The STL System family of technologies, while costing less to install and less to operate, perform at a much higher level than do alternative, commercially available systems. Add to this the advantage of producing valuable byproducts (Lemnaceae and aquatic worms) versus a difficult to dispose of output (bacterial sludge) and then increase that advantage by using the system itself to leverage the value of that output (fish & prawn aquaculture and aquaponics produce, bioplastics, engineered lumber and derived molded and pressed products), and you have a compelling technology advantage.

STL has pioneered a proprietary "carbon-donor" biofilm engine which is used in aerobic, anoxic and anaerobic modes to greatly enhance bacterial efficiencies. STL biofilm systems are employed in aerobic/anoxic soluble BOD hydrolysis, and in discrete components of STL's phased, sequenced anaerobic arrays to effect, sequentially: complete hydrolysis, acidogenesis, acetogenesis, methanogenesis and bacterial methanation.

The unique STL phyto-desalination system employs the same nutrient removal engine in fertilizer-fed mode to produce a significant residual of desalinated water. This is enabled by Lemnaceae's tolerance of brackish salinity levels (a marginal halophyte), fast growth rates, continuously cloning production mechanism and its predilection for picking up significant quantities of ash (minerals) when searching for nutrients in "polishing mode." The treated, "phyto-desalinated" water is, in fact, merely a fertilizer- and mineral-stripped residual of intense Lemnaceae cropping.

Every aspect of the STL System contributes to an overwhelming commercial advantage. STL's modularized comminutor, combined with the robust Salsnes continuous screen filter system allows reduction, then separation and targeted thickening of primary solids with a remarkably simple, flexibly deployed, small footprint and low powered apparatus. Modular STL carbon-donor biofilm reactors similarly allow facile, flexibly deployed and low powered targeted reduction of soluble BOD (Biochemical Oxygen Demand). The core Lemnaceae-based nutrient and salts stripping engine, while strikingly attractive in its appearance, is even more beautiful for the value of its product – the extraordinary, high protein, high mineral and high vitamin Lemnaceae crop. Sequential application of the Salsnes filter, ultrafiltration or plug filtration and/or reverse osmosis membrane filtration systems allow unprecedented levels of problem-free treated effluent filtration, cleansing and desalination. The STL System's advanced surface tension reduction systems produce industry-leading filtration throughput and low-cost advantages. Final combined UV (Ultraviolet radiation) and ozone disinfection renders the nutrient- and salts-stripped treated effluent fully potable and fully prepped for discretionary, final perfunctory passage through Los Fresnos' existing potable water treatment complex and forward delivery to household, business and government clients.

By combining a simple, inexpensive, modular thermal collector system with a collapsible, modular chimney, the STL solar dryer creates abundant quantities of hot air and then moves it effortlessly to its

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[5] Electric power demand within LFWTS and LFVAS is approximately equal to that produced within the project. While consuming, as needed, from the local grid, both SPVs will nevertheless wheel 100% renewable premium-priced peaking power to select customers seeking to improve their CO_2 footprint.

targeted drying chamber(s). This is supplemented by collection of residual CHP heat resulting from combustion of the site's abundant renewable natural gas to generate high valued peaking electricity. Despite its high moisture content, dried Lemnaceae "agrimeal" is thus rendered to an inexpensive, well-balanced, high-protein, high starch, high mineral and high vitamin feedstuff – a prized commodity that is in desperately short supply worldwide.

The STL System anaerobic digester produces more methane, less carbon dioxide, and less volatile sludge than do other commercially available systems. It works to optimize each discrete step of anaerobic digestion: cell lysis, hydrolysis, acidogenesis, acetogenesis and finally methanogenesis; and it does this by incorporating several unique innovations. Combined sonic and pulsed microwave bombardment of a fine-particle comminutor-reduced primary sludge provides effective, energy-efficient cell lysis. By differentiating between solids and hydraulic throughput, the STL hydrolysis reactor allows indefinite retention of recalcitrant volatile organic material such as lignocellulosic biomass. Employing a centrifugal approach to developing a solids gradient, the reactor can accurately distinguish between fully reacted mineralized grit (which is selectively removed and disposed of) and material requiring further hydrolysis. This can almost double the nutrient and methane yield of the STL anaerobic digester system over more conventional fully mixed batch processing systems. Use of carbon donor biofilm greatly enhances specific anaerobe efficiencies within each, discrete bioreactor. Enhanced methanation employing continuing, repeated biogas reaction with hydrogen-rich raw primary influent greatly reduces final CO_2 output, while producing a commensurate increase in methane production. Phasing allows development and maintenance of precise, optimal pH, alkalinity and temperature at each step in the process. Residual CO_2 is methanated in a final, discrete hydrogen-fueled kenaf biofilm attached growth, moving bed methanation reactor. Common shell structures, modularity and plug n' play interiors also allows easy flexibility in phasing any discrete system – increasing, at the margin as necessary, dwell time (hydraulic retention) in any given phase such as acidogenesis over a subsequent phase such as acetogenesis.

The STL System dodecahedron geodesic dome-housed concentric ring aquaculture system allows better fish alignment, consistently higher fish densities, quicker, more efficient feeding, better feed conversion and continuous throughput of fish; while also producing absolutely consistent, premium-sized output. Fish are not moved from tank-to-tank and then harvested and processed in inefficient sequential batch processes. Continuous harvesting also allows dramatic improvements in processing efficiencies by allowing continuous use of small and modular slaughter, cleaning, filleting and packaging equipment and more efficient deployment of small-space labor on a 24/7 basis. Use of pulsed RF surface tension reduction allows more efficient use of liquid oxygen, while also enhancing fish metabolism and feed conversion.

The available domed space above the fish in the self-venting thermally efficient dodecahedron geodesic dome greenhouses provides a home for one version of STL's aquaponics system, a continuous train of suspended hydroponic trays that can be set to move at a steady "work time pace," that allows continuous, alternating "plant and harvest" operations by a single, dedicated worker. The system makes use of the proprietary STL organic hydroponic system which allows precise plant-specific and phase-specific nutrient and water dosing to achieve optimal growth, maturation and fruiting of a wide range of high valued salad makings, vegetables, herbs, vine fruit and ornamentals. Select use of pulsed RF surface tension reduction can also help optimize plant-specific metabolic function. A discrete mini-deployment of the Skillicorn Technologies wastewater treatment system which treats and recycles water while recovering and recycling processing wastes, allows complete recovery and leveraging (with photosynthesis) of all system wastes.

The proprietary STL aquatic vermiculture system makes efficient use of the world's fastest meat production paradigm to maximize value extraction from combined aquaculture sludge and slaughter-filleting wastes. Stacked in oxygenated trays that also employ pulsed RF to reduce surface tension, the STL aquatic vermiculture arrays are arguably the world's most efficient producers of meat protein and meat lipids – both of which contribute to optimization of LFVAS' superior Lemnaceae-based aquaculture feeds.

Business Model

Los Fresnos Wastewater Treatment SPV, LLC

LFWTS will take full responsibility for accepting all the wastewater provided by The City of Los Fresnos (COLF) through its existing and to-be-constructed sewerage network(s), as well as treatment clients it recruits (such as Indian Lakes and East Rio Hondo). Wastewater will be treated to an advanced quaternary standard that is consistently superior to any TCEQ-mandated standard, and disposed of, along with any influent and/or residual biosolids aggregated or produced as an adjunct of the STS process. This will all be done in a manner that meets TCEQ-mandated protocols. LFWTS will also use, store, and/or distribute and sell electrical and thermal energy produced onsite in a manner that conforms with all State of Texas codes.

In order to minimize, absolutely, the apparent risk facing COLF and its constituent population, LFWTS will ensure that the existing oxidation ditch facility is upgraded with the "MOB" system to improve system efficiencies by approximately 50%, and then decommissioned and mothballed in a ready-to-use state. During the first stages of the STL Los Fresnos project, this will provide 100% redundancy and backup, lowering total system failure risk close to zero.

The new STL-designed Los Fresnos Wastewater Treatment system and attendant service provision apparatus will, sequentially, perform the following operations:

1. **Raw Septage and FOG receiving:** Septic Tank "Pumpers" and FOG disposal contractors will be solicited for disposal (with tipping fee) of their respective products. These will contribute to a combined buffer storage facility and be pre-treated with ozone and O_2 to minimize odor, preparatory to subsequent blending with the Primary Solids Stream (see below) as it contributes to the *STL Phased-Sequenced Anaerobic Digester Array* (PSADA).

2. **Raw Influent Stream:** If raw wastewater typically presents as septic (sic: odiferous) upon arrival, pretreatment with combined ozone and O_2 at targeted sewerage locations will be undertaken. Various 3rd party systems can be used to achieve a desired result.

3. **Non-Septic Raw Influent Stream:** Influent primary solids are separated and passed to an AD (anaerobic digestion) System. Various 3rd party systems can be used to achieve a desired solids-liquids separation result. Robust, small footprint systems such as Salsnes filters are preferred. Clarified liquid is passed to the *STL Soluble BOD Reactor Array* (SBRA).

4A. **Clarified Raw Influent Stream:** Soluble BOD is removed in the proprietary STL small-footprint *SBRA* which comprises a series of compact, vertically-arrayed reactors employing packed, proprietary carbon-donor biofilm. SBRAs are operated at the System Manager's discretion in either anaerobic, anoxic, or aerobic conditions and sequenced also at the manager's discretion.

4B. **Primary Solids Stream:** Primary Solids are carefully prepped for delivery to the *STL Phased-Sequenced Anaerobic Digester Array* (PSADA). This includes "very fine" grinding, as well as ultrasonic and microwave lysing. Discretionary use of Steam Explosion is under consideration. Achieving a small, highly efficient footprint is a design and configuration driver.

5A. **Low BOD, Clarified Raw Influent Stream:** Water surface tension is reduced with a proprietary, compact RF apparatus and O_2 added — sufficient to bring dissolved oxygen (DO) to a target of 4 mg/l. This final, prepped stream is passed to the *STL Plug Flow Nutrient Stripping Array* (PFNSA).

5B. **Fine particle, Well-Lysed Primary Solids Stream**: is mixed with one or more additional, discrete, similarly prepared high volatiles solids stream or streams drawn from high carbon sources (FOG, MSW, Industrial Wastes, Park & Garden Wastes and/or Agricultural Wastes) to achieve a desired C/N ratio. H_2O is added to bring the stream to a desired total solids level. The final stream is RF irradiated (timed passage between broadcast and receiver modules) to bring down water surface tension and then injected forthwith and at a controlled rate into a(n) STL *PSADA* hydrolysis reactor.

6A. **Low BOD, Clarified, Low Surface Tension and 4 mg/l DO Raw Influent Stream in the PFNSA**: The sinusoidal *PFNSA* array comprises a series of fully automated, no-moving-parts, gravity-flow and hydraulically-mixed and -harvested Lemnaceae (sic: duckweed) lagoons arrayed horizontally in a sequential plug flow. Operated in series and parallel, these systems strip nutrients, with complete removal of available N (urea, ammonium, nitrite and nitrate) being the governing performance criterion. P, K, S, Fe and other nutrient and micronutrient removal is governed within the *PFNSA* by "managing" N and subsequently completed in the *N-Free Polishing Array* (NFPA).

6B. **Fine particle, Well-Lysed, Hydrolyzed Primary Solids Stream:** The *PSADA* comprises a sequence of discrete reactors arrayed both in parallel and series — hydrolysis, acidogenesis, acetogenesis, methanogenesis and methanation — operated as a fluid plug flow, with complete breakdown of volatile solids achieved within the swirled, recirculating hydrolysis reactor(s). Recalcitrant mineralized grit is discharged from that reactor (or reactors), desiccated and densified (decorative concrete bricks/blocks being an option). Clarified high-nutrients flow passes sequentially from the hydrolysis reactor to the methanogenesis reactor before being submitted to the *PFNSA*. A side stream from the methanogenesis reactor discharge is diluted (to achieve a targeted N concentration) and pH-adjusted then passed to the methanation reactor. Gas produced in any reactor, but primarily the methanogenesis reactor, is continuously passed through the recycle stream of the hydrolysis reactor(s) to pick up liberated H — thus lowering CO_2 and increasing CH_4. A side stream from the recycling gas is pulled off and submitted to buffer storage before passage through the carbon-donor biofilm methanation reactors. This final zero-CO_2, fully methanated biogas is further cleaned up, notably to remove S, before passage to final pressurized storage preparatory to production of C"N"G (compressed "natural" gas), which is employed locally in the production of electricity, heat and targeted CO_2 — all three of which have significant internal requirements.

7. **N-Free, Clarified, Largely Nutrient- and Micronutrient-Stripped Liquid Stream**: Discharge from the *PFNSA* is RF-pulsed to lower surface tension and passed to the linear, inflated greenhoused *NFPA*, which is continuously frontend-charged with *PFNSA*-generated Lemnaceae, which, in turn , is further "pushed" through the *NFPA* before final harvesting at the end of each linear *NFPA* plug flow sequence. Quaternary-treated, highly clarified *NFPA*-treated effluent is run through a low friction, large orifice, continuous screen filter to remove larger organisms and larvae that may be populating the Lemnaceae mat within the *NFPA* bioreactors. The final, clarified, highly treated effluent is RF-pulsed to remove surface tension before being pumped through a UF filter membrane and finally, submitted to combined microwave, UV and ozone disinfection. The final disinfected and potable-quality product is free of nutrients, micronutrients, trace organic compounds (TOrCs), heavy metals and all other toxin vectors — and ready for full, unrestricted recycling.

9. *PFNSA*-**Harvested Lemnaceae Stream**: Lemnaceae harvested from the PFNSA is twice-rinsed and microwave disinfected preparatory to 2-stage desiccation: a hydraulic press (60% moisture reduction), followed by sophisticated, return-heat, staged drying (using residual heat from gas turbines burning site-produced C"N"G to generate electricity) that also disinfects the resulting dried powder, which is finally pelleted and again pasteurized for final disposal. The pelletized, thrice-disinfected Lemnaceae residual biomass can be monetized in one or more off-site value-added processing facilities (see. *Monetization and Value-Added SPV* description below). High in protein (100% of essential amino acids), starch, and essential minerals and vitamins, it typically meets food-grade and feed-grade standards and can be included in highly

optimized aquaculture and CAFO feeds. Alternatively, it can be employed in the manufacture of 2 types of biodegradable, 100% natural biopolymers: PLA (poly-lactic acid) and Protein Plastics. Full monetization is conducted within an offsite discrete facility (see *Monetization and Value-Added SPV* description below) to ensure that the entire "system" makes a significant net profit — absent any requirement for fees, tariffs or government subsidies: signaling the advent of truly "Profitable Wastewater Treatment."[6]

Novel Technologies

The Skillicorn Technologies System wastewater treatment and recycling system proposed for Los Fresnos is novel, not so much for the technologies it uses, but rather for the approach taken: for the manner in which existing, well-proven technologies are blended and synched, applied to wastewater and deployed. The STS mantra spells it out: "Nothing, absolutely nothing goes to waste." All of wastewater's inherent value is extracted – nutrients, water and energy – leveraged photosynthetically to maximize that value, and finally monetized to make a net profit on the process alone – absent fees, tariffs or subsidies. The gestalt of the comprehensive package outweighs the sum of the parts. The reader is directed to the section above: *The Los Fresnos Wastewater Treatment SPV Scope of Work* for a recitation of those technology elements and the resulting gestalt.

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[6] While STL-designed and operated wastewater treatment plants are, by definition, "profitable absent fees, tariffs or subsidies," STL will still charge clients a competitive treatment fee in keeping with corporate objectives to maximize net income, capital gains and attendant profitability.

Proposed System and Subsystem Locations & Layouts



Figure 1   Recommended locations for greater system elements



Figure 2   Open air

STL Fully Automated Sinusoidal Production Array


Reference Plant Aonla: STL Floating Harvester Lagoon, Pond & Lake Production Retrofit
Top View
Removable Inflated Greenhouse Covering Containment Structure
Side View
End View
SKILLICORN
Technologies LLC

Figure 3 Floating Inflatable Greenhouse Lemnaceae Production System retrofitted on rectangular lagoon. – a future consideration.


Reference Plant Aonla: Wastewater Treatment Plant Pond 2 Lagoon Circumstance
Note: - Issue for Information only & not drawn to scale.
STL/IFFCO
AONLA: - Phase II / Sewage Oxidation Pond No 2
Integrated Harasona Wastewater Floating Boom Direction of Flow & Harvest Route.
Detailed By: - PWS
Checked By: - PWS
Approved by: PWS
Drg. No AONLA-PH02-0015-M011 / 2 of 5 Rev. 00
Date: - 15/10/15
Issue Status & Issue Date: - IFI - 12/11/15

Figure 4 Open Air Lemnaceae Production System retrofitted on rectangular lagoon



Duckweed "Pushed Polishing" Aquaculture

Daily Harvest

Polishing Greenhouse "Pushed" Bio-Mat

Daily Input

Daily increments

Daily increments

Solar Energy
And CO_2

Solar Energy
And CO_2

Desalinated
Drinking Water

Polishing Greenhouse

Daily Duckweed
Input = X

Daily Duckweed
Harvest = 2X

Brackish
Groundwater

Note: At a standing crop density of 1.5 kgs/M^2 (0.105 kgs/M^2 DWT) and an assumed growth rate of 0.09 per day, a daily input of fresh, healthy duckweed harvested from attendant fertilizer-fed units will double in just under 10 days. A daily input of 1 tonne per day, for instance, will yield a harvest of 2 tonnes per day at the opposite end of the "push-through" polishing unit. Note that this is equivalent to an annual "incremental production" on one hectare of 35 tonnes (dry weight equivalent) per year, yielding an annual harvest of 70 tonnes per year from inputs of 35 tonnes of high protein fresh duckweeds.

Figure 5 Greenhoused Lemnaceae "Push Polishing" System



Figure 6 Existing Los Fresnos Wastewater Treatment Plant configuration


City Of Los Fresnos
Water Treatment Plant
Nogal St
Clarifiers, Digesters & Soluble
BOD Reactors
Phased
4 MGD
STL System
Eco-Science
Park
Sinusoidal
production
array
(illustrative
only)
Cell Phone
Instructional
Tour
Finished UV filtration,
disinfection & storage
→ force main
Old Plant shut down
but maintained in
readiness
Google
Treated water to Value-Added Complex
3D

Figure 7 Proposed STL Wastewater Treatment Plant configuration (Illustrative only). Pushed Polishing Greenhouse will also be included in the hydraulic sequence, but is not depicted here.

The Company's Products and/or Services to be deployed in Los Fresnos

Product / Service	Description	Current Market
The STL System: Wastewater, Septage & MSW Treatment	Profitably treating wastewater to a fully potable condition preparatory to full recycling – with adjunct production of: firm, on demand renewable energy, fish, prepared feedstuff, renewable plastics, engineered lumbers & attendant molded and manufactured products.	Los Fresnos (LF): $25M Extended LF: $100M Other Cameron County: $500M Texas – The Valley: $2B Texas: $100B The US: $1.2T Other Global: $27T
STL Phyto-Desalination System	Profitably desalinating brackish water to a fully potable condition -- with adjunct production of: superfood, fish, free range poultry, prepared foods & feedstuff, renewable plastics, engineered lumbers & attendant molded and manufactured products.	Los Fresnos (LF): $5M Extended LF: $25M Other Cameron County: $100M Texas – The Valley: $500M Texas: $10B The US: $40B Other Global: $1T
STL Soluble BOD Reactor	A highly efficient carbon-donor biofilm based standalone component of The STL System that employs phased aerobic, anoxic and anaerobic steps in any sequence to	The US: $1B The EU: $1B Other Global: $5B

	hydrolyze soluble BOD and improve any waste treatment system efficiencies.	
STL P/S Anaerobic Digester System	A highly efficient carbon-donor biofilm based standalone component of The STL System that more efficiently hydrolyzes volatile solid wastes and then more efficiently converts those wastes to methane gas and recovered bionutrients.	The US: $2B The EU: $3B Other Global: $10B
STL Aquaponics System	A highly efficient recirculating aquaponics system incorporating STL's proprietary "3-Dome" and Agro Solar systems: producing superfood, feedstuff, organic fish fillets, herbs, salad-makings, vine fruit, specialty vegetables and free-range poultry.	The US: $5B The EU: $10B Asia: $30B Other Global: $5B
STL Aquatic Vermiculture System	A highly efficient recirculating aquatic vermiculture system that efficiently consumes soft, high protein volatiles such as renderings from slaughterhouses as well as meat and fish processing and packing plants – while producing the highest output of fresh, high quality animal protein and lipids on a footprint basis.	The US: $0.5B The EU: $1B Asia: $3B Other Global: $0.5B
STL Mobile Biofilm Activated Sludge Upgrade	A highly efficient carbon-donor biofilm based retrofit for Activated Sludge systems – increasing output and cost efficiencies each by approximately 30%	The US: $1B The EU: $2B Asia: $3B Other Global: $0.5B
STL Natural Fiber-reinforced BioPlastics	The most cost-effective means by which to produce bioplastics – both PLA and protein-based polymers. Blended with bast (kenaf, jute, henequen, abaca, roselle) and other fibers like henequen, sisal and coir, STL plastic copolymers compete with toxic glass-reinforced polypropylene and polyethlyne plastics for strength, while producing significantly enhanced performance as to UV degradation	The US: $2B The EU: $2B Asia: $6B Other Global: $2B
STL 100% natural Engineered Lumber	STL copolymers employed in production of bast-, henequin- or coir-reinforced engineered lumber from cropped Arundo donax plants.	The US: $0.5B The EU: $2B Asia: $8B Other Global: $5B

Note that all products/services listed above will be deployed in Los Fresnos under either LFWTS and/or LFVAS.   Most are incorporated within the STL System and/or the STL Phyto-Desalination System. Those that are listed independently will eventually also be spun-off as discrete global businesses. Numbers under the "Current Market" column are high under the simple assumption that virtually every

wastewater treatment and brackish water circumstance is in play. All other systems produce lower quality output, cost more to install, and do not make a profit on operations.

Competition

There are thousands of companies and municipalities, worldwide, treating wastewater and municipal solid wastes, and hundreds desalinating brackish water. Similarly, there are hundreds of companies producing and selling anaerobic digester systems, and a handful of companies manufacturing and marketing soluble BOD reactors – but none featuring carbon-donor biofilm.   Aquaponics is a growth industry, with thousands of new systems incorporating various designs and waste polishing systems being implemented globally.   Interest in manufacture of bioplastics is also high, with manufactures able to collect a significant premium over comparable petroleum-based plastics. Aquatic vermiculture is still the province of a limited number of companies worldwide, featuring a wide number of approaches to production – from extensive outdoor systems to intensive indoor systems – in operation. Only a handful of companies are now manufacturing 100% natural engineered lumbers from Arundo donax – none that incorporate bast, coir and henequin/sisal fiber reinforcement.

The STL System is the only system in the world capable of making a net profit (absent revenues from fees, tariffs, grants and subsidies) from treatment of combined industrial/municipal sewage, septage and MSW volatiles. It is also the only wastewater treatment system in the world committed to producing only potable (zero TOrCs [trace organic compounds]) quality treated water. The Company anticipates significant competition developing within 5 years once the first commercial system in Los Fresnos has been commissioned. The companies most likely to provide that competition are French water and wastewater giants, Veolia and Suez.

The STL Phyto-desalination system, produces potable water as an adjunct (byproduct) of intensive farming of duckweed species on brackish water (<5 g/l). It is the only desalination system in the world capable of producing potable water while also making a significant net profit on the system itself – absent sale of the water or revenues from fees, tariffs, grants and/or subsidies.   It effectively allows intensive farming above desert landscapes. As with the STL System, The Company expects Veolia and Suez to become significant competitors within 5 years.

Below are analyses of the strengths and weaknesses of the STL products and systems listed above.

The STL System: Wastewater, Septage & MSW Treatment	
Strengths	**Weaknesses**
- Profitable process - Wastewater, Septage & MSW treated - Produces only potable quality treated output - Recovers all energy, nutrients & water - Lower CAPEX - Lower energy consumption - Massively increases local food production - Massively increases local - Massively increases local materials production - Efficient bioplastics copolymer production	- Uses significant amount of land in 2D layout - Requires greenhousing in most latitudes - New system: not known, to or understood by engineering firms and staff or construction companies - Not familiar to regulators - Complicated system having many components

• Significant production of renewable energy • Provides many jobs to local residents – high local multiplier effect on economy • Greenhousing is inflatable -- inexpensive • Deployed in 3D – efficient urban footprint • Easy incremental increase in capacity • Operators enjoy managing systems – reinforcing good behavior • No odors • Physically attractive systems – can be deployed as Eco-Science Parks producing revenues from tourists and school children • Can increase adjacent property values • Profitability drives private financing – no burden on municipality • Municipality profits as a systems partner – can increase municipal cash flow significantly and lower fees to customers • Robust systems do not go down (sic: fail)	• Treatment and value-added components ideally have discrete locations – separated • Requires significant manpower – potential retirement liabilities for municipalities (unless private partner hires workers)

The Typical Global Competition – Activated Sludge

Strengths	Weaknesses
• Ubiquitous, well known systems – many options as to engineering and construction • Familiar to regulators • Familiar to financiers	• Expensive systems • High operating costs – notably high energy consumption • Must be overbuilt and "grown into" – early system have overcapacity • Poorly performing – go down frequently – cannot recycle treated water to high valued outputs. • Operators dislike operating systems – not incentivized as to good performance • Typically perform below mandated standard • Cannot treat MSW • Strong odors • Unattractive – lowers adjacent property values • Wastes valuable nitrogen resource by venting to atmosphere

	• Sludge and bacterial biosolids must be disposed of – messy and very expensive • Poorly treated effluent must be disposed of . . . problems when systems go "down"

STL Phyto-Desalination System	
Strengths	**Weaknesses**
• Profitable process • 100% Natural Process – producing full range of optimized mineral waters with selective ion content. • Produces only potable quality treated output • Lower CAPEX • Lower energy consumption • Massively increases local superfood production • Massively increases local feedstuff production • Optional: Massively increases local materials production • Optional: Efficient bioplastics copolymer production • Provides many jobs to local residents – high local multiplier effect on economy • Greenhousing is inflatable -- inexpensive • Easy incremental increase in capacity • Operators enjoy managing systems – reinforcing good behavior • Physically attractive systems – can be deployed as Eco-Science Parks producing revenues from tourists and school children • Can increase adjacent property values • Gives "high output" value to often deserted or salinized properties and irrigation command areas	• Uses significant amount of land • Requires greenhousing in all latitudes – cooling in desert requires groundwater heat exchanges • Requires import of CO_2 • New system: not known, to or understood by engineering firms and staff or construction companies • Relatively complicated system • Requires significant manpower – potential retirement liabilities for municipalities (unless private partner hires workers) • Relatively low output of water – which is a system residual

• High profitability drives private financing – no burden on municipality • Municipality can profit as a systems partner – can increase municipal cash flow significantly and lower fees to customers • Robust systems do not go down (sic: fail) • No brine to dispose of	

The Typical Global Competition – Membrane Systems (RO or UF)	
Strengths	**Weaknesses**
• Ubiquitous, well known systems – many options as to engineering and construction • High output • Quick Installation • Low manpower requirements	• Brine disposal expensive and environmentally problematics • High CAPEX • High OPEX – energy • High OPEX – pretreatment (silica and extraneous chemistry removal) • High OPEX – maintenance (membrane damage and replacement) • High relative removal of bivalent ions – difficult to balance mineral content of output water

Note that discrete Strengths and Weakness tables for each of the secondary STL products and services (see original table above) are not included here. Each of those systems are included, in some fashion, within the Los Fresnos LFWTS and LFVAS implementations.

Customer Base

The Customer Base within STLTBCC's exclusive domain (sic: Brownsville and Cameron County, Texas) includes all existing and planned water supply and wastewater treatment circumstances – notably the latter. The largest potential customer is the City of Brownsville. The city will benefit dramatically by simply turning off all its existing wastewater treatment systems and replacing them with distributed STLTBCC-supplied STL Systems. Demand within Cameron County is also growing quickly as urban planners and developers work to ensure that the anticipated $32 billion investment in 3 large LNG facilities and the additional growth SpaceX will generate are "taken care of." Brownsville is contemplating constructing a 5 MGD SWRO Sea Water Desalination Plant as the first phase of a larger, $320 million, 30 MGD facility scheduled for commissioning in 2060. Neither facility will satisfy, on a timely basis, the very significant increase in demand for water that will be generated with the growth driven by the new industrial facilities constructed in the area. The Brownsville Public Utilities Board (BPUB) currently distributes 50 MGD of potable water drawn from two facilities: 40 MGD from the Rio Grande that it treats in a conventional water treatment plant, and an additional 10 MGD from the Southmost Regional Water District brackish groundwater desalination plant. The city's wastewater treatment systems now include the 7.5 MGD Southside Treatment plant and the 15 MGD Robindale facility to the northwest. Wastewater treatment capacity, in particular is inadequate, with an immediate

shortfall (the immediate market) estimated at around 15 MGD. Total demand for water within greater Cameron County, excluding the LNG plants and SpaceX demand, is expected to exceed 110 MGD by 2025.

Supply Sources

The Company will be reliant on sources of untreated wastewater, which are abundant within Cameron County, and brackish groundwater, which is similarly abundant.

Intellectual Property

The Company's Parent Company, STL, owns all the intellectual property to which STLTBCC has exclusive domain rights within Brownsville and Cameron County. Given the STL System's massive global potential, and the close to 100% theft of intellectual property now occurring in Asia, STL has declined to apply for US patents, which are published – preferring instead to take a "black box" approach to protecting its intellectual property. A number of provisional patent drafts have been prepared pending a possible requirement that institutional investors will require patenting of key intellectual property assets.

Trademarks

Parent company STL is giving consideration to applying for several trademarks.

Principal Offices

STL and STLTBCC HQ offices are located at 4361 South Congress Avenue, Suite 510, Austin, Texas 78745. The Company also has a Valley regional office in San Benito, Texas. The Company's telephone number is: 512-934-7441

Other Terms

The Company reserves the right, in its sole discretion, to sell more or less than the Preferred Shares offered hereunder, and may, at the discretion of the Board, sell Shares to one or more strategic investors on terms that may be different than set forth herein.

Special Note Regarding Forward-Looking Statements

This Memorandum contains "forward-looking statements." Forward-looking statements reflect the current view about future events. When used in this Memorandum, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements include, but are not limited to, statements contained in this Memorandum relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results,

levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Business Model

Los Fresnos Value Added SPV, LLC

The proposed Los Fresnos Monetization and Value-Added SPV (LFMVAS) will be a privately held and operated Texas limited liability company operating under a 25-year Teaming Agreement (TA) among STBCC, LFWTS and COLF – the Los Fresnos water supply and wastewater service provider and TCEQ-approved permit holder of those respective services. Select LFMVAS investors may be brought on board under a variety of mutually acceptable relationships – ranging across the full spectrum from straight equity participants to holders of customized preferred and/or convertible instruments. This may also include owners of the land upon which LFMVAS facilities will be constructed, or through which LFMVAS pipelines, electric lines/conduits and/or access roads pass. The ongoing relationship among the four entities (LFMVAS, LFWTS, COLF and TCEQ) will be that of financial driver, service provider, customer and regulator, respectively, and be governed by the Texas and Federal Statues covering: (a) treatment, disposal and/or reuse of wastewater; (b) food and feed production and sale; (c) sourcing, storage, provision and distribution of water supplies; and (d) groundwater use and distribution, therein, of thermal energy.

The Los Fresnos Monetization and Value-Added SPV Scope of Work

LFMVAS will take full responsibility for accepting and thereafter disposing of all the COLF-supplied wastewater treated by LFWTS to a potable standard. There will be no fee, either way, between LFWTS and LFMVAS. COLF will pay LFWTS a treatment fee of $0.6 per M3 ($2.27/1000 gallons) for treatment and disposal of wastewater – while charging its non-commercial clients an average fee of $2.92 per 1000 gallons of wastewater[7] ($0.80/M3) treated to the highest standard in the world (sic: zero TOrCs potable water). While LFMVAS intends supplying its internal hydraulic requirements with its own desalination operations (see below) it intends using potable quality treated water received from COLF to meet any internal hydraulic deficits. With COLF having first right of refusal, LFMVAS will, thereafter, make available to any third-party client, potable quality treated water as received from LFWTS at $0.6 per M^3. With potable water now being sold by COLF across its water supply network for an average price of $3.50 per 1000 gallons ($0.92/M^3)[8] and water pricing across the region now generally exceeding $4.00/1000 gallons ($1.06/M^3), this is favorable pricing. Neighboring (encompassing) Brownsville, for instance, is selling water, at the margin, for $4.06/1000 gallons and reportedly losing money doing so.

A quick review of the economic benefits to COLF – paying LFWTS $0.60/M3 for treating wastewater, and purchasing potable quality treated water from LFMVAS for an identical $0.60/M3 — is instructive. A (conceptual) new industrial customer requiring a 0.5 MGD service (water supply and wastewater treatment) will now be heavily incentivized to situate within the Los Fresnos service area. The location is superb. It straddles a major highway intersection. It is centrally located within Cameron County, immediately adjacent to the Brownsville metropolitan area, and only 5 minutes from downtown Brownsville. Land in the Greater Los Fresnos area (at less than $10,000/acre) is, literally, dirt cheap and electricity (100% renewable if desired, at $150 per MWH) as well as water and wastewater services will now be readily available – and at prices lower than any other location within the immediate region. COLF's existing water and wastewater networks and personnel are a sunk cost and (SRWA desalination plant aside) fully depreciated; the customer

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[7] The average received fee for wastewater treatment across COLF's entire sewerage network (commercial and household connections) is estimated at approximately $3.00 per 1000 gallons, or 0.80 per M^3.

[8] $2.89/1000 gallons at the margin.

will cover 120% of the cost of "the connection" (a profit is to be had for COLF on the connection alone); LFWTS is supplying treatment services to COLF for $0.6 per cubic meter; and LFMVAS is supplying water for a modest $0.6 per cubic meter. Do the math. The new industrial customer will pay COLF an average fee of $3,250 per day ($1,500 per day for wastewater treatment and $1,750 for water). COLF will incur a small internal "marginal cost" to supply both services – say $200 per day – while paying LFWTS $1,135 per day for treating the wastewater and LFMVAS an identical $1,135 per day for the potable water. Subtracting the total new cost of $2,470 from the received fee of $3,250 we can calculate a profit to COLF of $780 per day ($0.285 million per year) from this single new (conceptual) customer – a windfall earned, basically, without COLF having to lift a finger. Assuming a 100-acre plot, the new industrial customer will have saved as much as $90,000 per acre ($9 million) on land, while also saving as much as $250,000 per year on water and wastewater services – a discounted present value of $5.9 million (at 6%). With both LFMVAS and LFWTS willing to increase respective levels of wastewater treatment and water supply "upon request" – and at no cost to COLF – the numbers work to everyone's benefit. Indeed, assuming servicing this new client (through COLF) expands both LFMVAS' and LFWTS' respective businesses by 25%, the benefits to each company (and attendant investors) is straight forward. At an 80/20 debt/equity ratio, the leveraged IRR for LFWTS is 49%. The picture is even better for LFMVAS, with a similarly (80/20) leveraged IRR of 79%. With Los Fresnos expecting to see dramatic development over the coming decade – realizing perhaps a 2-fold increase in its resident population and perhaps even 10-fold for industry and commerce – both LFMVAS and LFWTS will become very healthy cash cows for their respective investor groups. To quote one potential LFMVAS/LFWTS investor: "Water and wastewater simply must keep flowing as we all move into the future."

Beyond "disposing of" LFWTS' treated water, LFMVAS will accept, at $150 per MWH[9] and $500 per tonne, respectively, all the unconsumed renewable electricity and pelleted duckweed meal produced by LFWTS. Electricity produced by LFWTS will be an exceedingly rare power product deep in The Valley: 100% renewable, *firm*, on-demand power. LFMVAS will "work" this power to realize significant benefits: wheeling it to customers seeking to improve their carbon footprint and, as possible, feeding it into the ERCOT grid during high demand windows, which is enabled by LFWTS' significant battery (3 MWH/day) and syngas storage (24 MWH/day) and system-wide peak-feed (4 MW/hour) capacities. The pelleted duckweed meal will contribute feedstock to LFMVAS' bioplastics and aquaponics/aquaculture operations.

The new Los Fresnos Monetization and Value-Added SPV system and attendant aggregation, processing, sales and distribution apparatus will, sequentially, perform the following operations:

1. **Potable Quality Water Receiving & Supply:** Following final ultrafiltration and disinfection, potable quality treated wastewater will be supplied by LFWTS through a variety of buffer storage facilities, both local and remote, to LFMVAS' agribusiness operations (see below) and/or LFMVAS' water clients.

2. **Brackish Water Desalination:** Administrators at Cameron County and The Palo Alto Battlefield Park have encouraged investment in STS phytodesalination agribusiness operations situated within select flood-prone properties stretching through unpopulated areas west of Los Fresnos towards the intracoastal wetlands. LFMVAS brackish water phytodesalination operations will comply with this request. Two-phase phytodesalination of local brackish groundwater will be conducted in above-ground 10mx40m 1-meter-deep tanks fitted internally with PP (polypropylene) groundwater heat exchangers and at the top with two-ply PE (polyethylene) inflated greenhouse covers. Phase-one hydroponic tanks will be precisely drip-fertilized, and feature continuous production systems employing fully automated gravity-standpipe harvesting. These systems will be increasingly optimized over the next several years to produce high volumes of high-protein duckweed while also consuming all nutrient inputs. Phase-two hydroponic tanks will be identically configured, absent harvesting standpipes. A significant fraction of phase-one high

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[9] The going rate now being charged by the local cooperative power utility

protein product will be daylight-pushed into one end of "polishing" tanks and harvested continuously at the other end – allowing a 10-day crop dwell time. CO_2 will be supplemented, employing one or more of several optional approaches, to produce CO_2-enriched water and atmospheric circumstances in each greenhouse. Water being desalinated will pass from tank to tank in a gravity plug flow – first through fertilized tanks and then through a succession of polishing tanks. Precise ion monitoring will be used to effect controlled short circuiting and feedback loops that allow tailoring of final desalinated water "mineral" content. Following continuous screen filtration and redundant disinfection (UV, microwave and ozone), treated water will be RF-treated to lower surface tension and passed through a large-orifice UF (ultra filtration) membrane[10] before being made available to customers as "100% naturally produced" mineral water. Bulk supply of LFMVAS desalinated mineral water will be priced at $0.60/M^3$ in the hopes that clients such as COLF will use it as bulk makeup water in continuously recycled systems. Consideration is being given also to supplying the product to the public as bottled water: heavily discounted for the fertilizer-fed desalinated stream, and premium-priced for a product stream that is never fertilized, – having only been run through "pushed" polishing tanks.

Harvested Lemnaceae will be locally pressed (tank-side) to remove 60% of its intracellular fluids (fed back to the head of the desalination plant) and subsequently desiccated at the central processing plant. These (nutrient removal and polishing phytodesalination) products will be graded and contributed to one of LFMVAS' *Lemnaceae* (duckweed) value-added lines: bioplastics, aquaculture feed mill and/or superfood (see below).

3. **Pelleted Lemnaceae Receiving:** Pelleted duckweed, graded by production zone (wastewater nutrient removal or polishing, phyto-desalination nutrient removal or polishing, aquaponics nutrient removal or polishing), protein and starch content as well as presence of anti-nutritionals (heavy metals, TOrCs and known toxin vectors), will be received from LFWTS and LFMVAS operations, respectively, and directed to appropriate bulk storage facilities for subsequent feed-supply to one of LFMVAS' *Lemnaceae* (duckweed) value-added lines: bioplastics, aquaculture feed mill and/or superfood (see below).

4. **Optimized Aquaculture Feed Production**: Pelleted duckweed meeting USDA feed-grade standards will be blended with corn, sorghum, (internally produced) vermimeal and select nutritional and binding additives such as kenaf meal (see below) to produce nutritionally and functionally optimized floating feeds for tilapia and/or other aquatic species being produced by LFMVAS in its "3-Dome" aquaponics facilities. While 100% internal consumption is anticipated, supply to external demand will be given consideration if doing so enhances the LFMVAS bottom line.

5. **Kenaf Seeds and Fiber Production:** STL systems and products make extensive use of the entire kenaf plant (*Hybiscus cannabinus*). Fiber from discrete kenaf strains that have limited commercial availability are preferred. The plant's bast fiber is employed in the manufacture of STL natural fiber-reinforced bioplastic compounds and engineered lumbers, while the plant's core fiber is used to produce STL's proprietary carbon-donor biofilm – which features in STL system anaerobic digesters and soluble BOD reactors. Internal production of kenaf seeds, of course, allows reliable next-cropping-season propagation, but kenaf seeds also have nutritional characteristics that blend favorably into STL aquaculture feed formulations. STL principals have pioneered the full spectrum of small, distributed kenaf seed multiplication, farming, bulk storage, decortication, processing and many other value-added applications. Accordingly, small "kenaf farming, seed multiplication and decortication" operations are fully integrated

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[10] All UF membrane reject water will be sent back to the head of the plant. There will be no external discharge of brine.

into the LFMVAS scope of work. Consideration will also be given to ramping up kenaf production as outside demand presents for seeds, bast fiber and core fiber.[11]

In the Los Fresnos two-SPV scenario, LFMVAS will grow, decorticate and process 50 hectares of kenaf in one or more JV relationships with local Valley farmers (many of whom are already familiar with kenaf). Granular kenaf core will be sold to LFWTS as biofilm media, the bast fiber will be used internally to produce natural fiber-reinforced bioplastic compounds and prototype a range of engineered lumbers that employ LFMVAS bioplastics, kenaf bast fibers and Arundo donax fiber.[12] Seeds will be sold to third parties and used internally, both for seeding subsequent crops and further optimizing aquaculture feeds. As demand presents, all three will be sold externally to third party buyers.

6. **Aquaponics Production of Fish & Prawns:** STL principals have pioneered use of duckweeds as a highly nutritious feedstuff in aquaculture[13] – serving as a cost-efficient, environment-friendly replacement for soybeans and fishmeal.[14] The unique concentric ring, continuous throughput, continuously harvested STL "3-Dome" system, featuring use of duckweed-based floating feeds and duckweed-based complete removal of nitrogen from continuously recycling media, has been recognized as the most productive (per footprint), cost-efficient, thermally efficient and environment-friendly aquaculture and aquaponics system in the world. STL principals were the first to pioneer continuous co-production of sweet water white fish such as tilapia and Macrobrachium rosenbergii giant prawns. They were the first to use thermally efficient, structurally advanced dodecahedron geodesic domes to house complete aquaponics systems. They also developed the only continuously recirculating aquaculture system which completely removes all nutrients – notably nitrogen (sic: ammonia, nitrates and nitrites) – from recirculating aquaculture growth media: effectively a precursor to modern aquaponics. Finally, they have pioneered fully automated aquatic vermiculture as a means by which to completely remove and fully monetize mixed fish and prawn fecal wastes, wasted feed and fish processing wastes.

Nutritionally balanced duckweed-based floating feeds are continuously fed, on-demand (continuously monitored), to concentric lanes "always full" of white fish and prawns that are moved daily on a screened-size basis to proximate, outer lanes – with the largest fish populating the outermost lane being harvested. This ensures that harvested fish and resulting fillets are always exactly the same size – for Tilapia, a premium 9 ounces. Because 3-Dome system lanes are always free of nitrogen (ammonia, nitrates and nitrites); always maintained at capacity when it comes to fish densities; and fish are allowed to school and feed continuously, without bumping into each other, STL systems produce approximately 3 times as much harvested fish per footprint as do conventional batch "seed and growout" recirculating aquaculture systems.

Fecal matter and uneaten feed sediment gradually to the bottom of 3-Dome system lanes, where they are consumed by the bottom-feeding *Macrobrachium rosenbergii* prawns. With lane water always circulating, sedimented waste material not eaten by the prawns eventually passes to screened ventral vacuum slots from where they are extracted and passed to hydrocyclones, wherein larger solids are extracted, and the partially

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[11] STL principal Paul Skillicorn invented and pioneered the Nuvoda MOB system, which is increasingly being recognized as the most advanced activated sludge-based wastewater treatment system. Potential demand for tailor-made kenaf core biofilm to fuel MOB systems is significant. LFMVAS will supply some of that growing demand.

[12] STL engineered lumbers will be used internally to manufacture (mold) struts and hubs for STL dodecahedron "3-dome" aquaponics greenhouses and then sold to third party buyers should demand manifest.

[13] See https://www.researchgate.net/publication/242631709_Duckweed_Aquaculture_A_New_Aquatic_Farming_System_for_Developing_Countries; http://documents.worldbank.org/curated/en/952561468739283096/Duckweed-aquaculture-a-new-aquatic-farming-system-for-developing-countries

[14] Soybean production is considered the primary factor driving deforestation in the Amazon basin. Fishmeal production is considered the primary factor driving overfishing in the world's oceans.

clarified media then passed to a fine-screen clarifier. Extracted wastes are very finely ground and blended with RF-irradiated water to form a 500 mg/l solids mix and oxygenated to 5 mg/l DO (dissolved oxygen). This is blended with the similarly prepared filleting wastes feedstock and delivered to the attendant STL aquatic vermiculture facility (see below).

Aquaponics systems growing specialty vegetables, herbs, salad makings and vine fruit, while remunerative, do not remove all nutrients from recirculating aquaculture media. This is achieved by incorporating a final duckweed-based nutrient removal & polishing diad into the aquaponics design. Duckweeds grown within such systems are ideally suited to desiccation and production of duckweed superfood. While some of this superfood is amenable to online sales of a straight, green 'superfood' powder, at prices approaching $200.00 per kg, the market for direct internet sales is not believed large enough to accommodate a significant volume of locally produced duckweed powder.   Consideration will also be given to producing as many as six "add steam and serve" curried preparations – each having a unique flavor and texture. These will serve as a precursor to persuading the Government of India to include the six, very different high protein, high starch and high mineral and vitamin "add steam and serve" meals into India's school lunch "mid-day meals" and *Anganwari* meals program.   Pricing of approximately $2,500 per tonne for the inherent desiccated duckweed powder is believed attainable[15] (see "superfood" below).

Clarified, nutrient-laden media is blended with aquatic vermiculture decant (see below) and passed to a quiescent buffer tank from where it is fed to a continuous aquaponics train comprising chain-linked trays growing a single specialty vegetable, herb or salad crop.   Trays move constantly within the domed greenhouse when not being harvested and/or planted: up and around, across and down from the top of the primary aquaculture dome.   Proprietary 36' dodecahedron domes are greenhoused – clad in stretched, inexpensive but high quality shrink wrap that can be replaced within minutes.[16] Temperature is controlled by natural ventilation moving from ventral air slots at ground level through a dorsal iris that automatically opens and closes in response to temperature and humidity circumstances prevalent within the greenhouse. This is moderated by, and helps to buffer, the temperature of the 2 meters (depth) of media circulating within the lower concentric ring aquaculture system. Media can also be heated and cooled by a groundwater heat pump to maintain temperatures ideal for any given whitefish species. In combination, the heat pump and the dome's dorsal iris can maintain the precise temperatures required by the whitefish and prawns being grown within the system as well as the various high valued crops that can be grown on the continuously moving tray train.   Circadian atmospheric temperature variations can also be carefully controlled to favor flowering, fruiting and optimized growth condition requirements of a wide spectrum of vegetable and salad crops (see below).

Continuous harvesting of fish and prawns allows a lean-personnel 3-shift filleting and IQF (individually quick frozen) operation to be conducted within a very small, but efficient, filleting station. Filleting wastes – the head, guts, skin, fins and bones – are very finely ground and blended with RF-irradiated water to form a 500 mg/l solids mix and oxygenated to 5 mg/l DO (dissolved oxygen). This is blended with the similarly prepared fish and prawn feed and fecal waste feedstock (see above) and delivered to the attendant STS aquatic vermiculture facility (see below).

7. **Aquatic Vermiculture:** Tubifex (*Tubifex tubifex* etc.) and California blackworm (*Lumbriculus variegatus* etc.) species produce a high quality meat (animal proteins with 100% of essential amino acids and animal lipids) more quickly than do any other known organisms. STL principals have developed and refined highly efficient, fully-automated, stacked-tray, laminar-flow aquatic vermiculture systems that efficiently deliver aquaculture and filleting wastes to Tubifex and/or California blackworm species and

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[15] This would be about half the price of eggs on an equivalent protein basis.
[16] Using shrink wrap with a low occlusion propensity (up to 3 years) that can, nevertheless, be replaced yearly if necessary is preferred to use of more expensive plastic sheeting or hard plastic panels.

produce higher harvested volumes of animal proteins and animal lipids on a footprint basis than does any other meat production system in the world. Harvested tubifex and California black worms are desiccated and incorporated as substitutes for fishmeal in the highly optimized whitefish diets employed in STS 3-Dome white fish and prawn aquaculture and attendant aquaponics. Should third party demand manifest, consideration will be given to marketing branded, desiccated Tubifex and/or California blackworm vermimeal as specialty feedstuff for household fish tanks, aquaria and other small, discrete aquaculture systems. Prices (of a modest volume) as high as $20,000 per tonne are believed attainable through direct, online marketing and sales.

Highly nutritious clarified decant from aquatic vermiculture trays is blended with clarified aquaculture media (see above) and passed to a quiescent buffer tank from where it is fed to a continuous aquaponics train comprising chain-linked trays growing a single specialty vegetable, herb or salad crop (see above).

8. Superfood Production: With protein content approaching 50% and containing the full spectrum of amino acids necessary for human nutrition, duckweeds (Lemnaceae), the world's fastest growing leafed plants, are also coming to be recognized as the most nutritious leafed plants – even better than celebrated algal superfoods such as spirulina and chlorella or moringa leaf meal. Duckweeds also have more minerals, vitamins and antioxidants on a weight-for-volume basis, than any other plant. They also contain more immediately available energy (starch instead of lignocellulosic material) than any other leafed plant. Many academic groups are now labeling duckweeds "the next great superfood"[17]

Duckweed produced in LFMVAS' phyto-desalination and aquaponics polishing systems can be employed in the production of superfood. Additionally, should demand warrant, additional rectangular, above ground, greenhoused duckweed production facilities that are identical to those employed in phyto-desalination can be constructed and deployed to meet such demand. Neither land nor groundwater availability are constraining factors.

9. Aquaponics Production of Vegetables, Salad Makings, Vine Fruit & Herbs: STL Aquaponics systems, which receive nutrient and water inputs from STL 3-Dome aquaculture systems, can be performed in four distinct facilities: (a) an aquaponics, dodecahedron 3-dome system; (b) a rectangular "pushed," inflated greenhouse (c) a conventional greenhouse structure equipped with conventional aquaponics infrastructure, and (d) STL's unique agro-solar greenhouses. In each instance, CO_2 supplementation and temperature controls will be mandatory.

The preferred 3-dome configuration employs entrained trays that form a continuous train that is timed to make a cycle (planting to harvest) that conforms to the lifecycle of the crop being grown. A rectangular, above ground, inflated greenhouse would be configured as a continuously "pushed" system, wherein new floating trays or panels are introduced each day and pushed through to harvesting out the other end. These systems are identical to the inflated duckweed greenhouses: between 10 and 15 meters wide and 40 meters long. "Pushed" passage through the greenhouse will conform to the life-cycle of the crop being grown – with both harvesting and planting (seedling transplanting) occurring every day. Seedlings will typically be produced at the onsite tissue culture facility and brought to a transplant condition within the attendant seedling nursery. The pushed, inflated greenhouse systems will, necessarily, employ groundwater-cooled polyethylene in-the-water heat exchangers to maintain system temperatures at quasi-optimal levels.

As with the pushed rectangular greenhouse system, harvesting and planting of the STL aquaponics train is a one-person, once-a-day operation. A single cycle of the train is designed to conform to the life-cycle of

---

[17] https://www.telegraph.co.uk/news/2019/06/13/duckweed-bane-pond-owners-set-become-superfood/

the crop being grown. Seedlings will typically be produced at the onsite tissue culture facility and brought to a transplant condition within the attendant seedling nursery.

Regardless of the aquaponics configuration, final discharge from each aquaponics system will be passed to a duckweed polishing facility in order to ensure that the "treated" water being recycled to the fish and prawns contains no nutrients whatsoever and is returned to the fish and prawn 3-dome aquaculture system in a virtually potable condition – notably no nitrogen, phosphorus, potassium, sulfur, iron, lead, zinc, selenium, boron, copper, unbalanced ions or collective ions above 700 mg/l.

Consideration will be given to using a conventional aquaponics greenhouse facility with a rigid superstructure and paneled glass or polycarbonate if "off the shelf" configurations and attendant protocols prove to be unambiguously superior to the STS design and attendant operating procedures.

Four hectares of "demonstration" STL Agro-Solar greenhouses featuring high 50/50 glass and solar panel roofing and intermittent 50% width green lanes for free-range avian species production will produce a high-valued mixed output of solar energy (0.65 MW nameplate per covered hectare), high-priced salad makings, herbs, specialty vegetables and vine fruit, as well as similarly high-valued free range eggs and broilers. All systems employ cutting edge "organic" hydroponic production systems that require no chemical fertilizers, herbicides or pesticides.

Harvested plants and poultry are brought to a proximate central facility wherein poultry and eggs are processed and packaged and plants are disinfected and prepped for same-day refrigerated delivery to customers such as Whole Foods, HEB and Sysco that are located within the Corpus Christi, Houston, Bryan, Dallas, Ft Worth, Waco, Austin and San Antonio crescent region.

10. Bioplastics Production: Much of the graded, pelleted duckweed supplied to LFMVAS by LFWTS will be committed to production of bioplastics. This is notably true of duckweed harvested from the LFWTS polishing facilities, but may also include much of the duckweed produced by the LFWTS nutrient removal facilities. Any duckweed not meeting feed grade standards will, of course, be employed in the manufacture of bioplastics.

Two discrete bioplastics polymers are easily produced from a desiccated, pelleted duckweed product: (a) polylactic acid (PLA) – a bioplastic analog to common PP and PE plastics – and (b) duckweed protein polymers. The former involves fermentation of saccharified duckweed (starch and cellulosic fiber contribution) to produce lactic acid, which is subsequently polymerized, employing equipment and attendant protocols that have become "off the shelf." The residual biomass remaining following saccharification and lactic acid fermentation comprises largely duckweed protein. This is desiccated and combined with glycerol, a surplus residual byproduct of biodiesel production, in a proportion that can vary from 5 to 1 (duckweed protein to glycerol) to 3 to 2, and then polymerized in a Banbury "sheer" mixer. The resulting "protein polymers" bear strong resemblance to the extraordinary protein polymers that Henry Ford developed from soybean proteins during the 30s and into the early 40s (captured in that famous picture of him hammering a "natural fiber reinforced plastic" car fender with a sledge hammer)[18]. These two compounds are subsequently blended to form a superior, high-performance bioplastic copolymer which is, in turn, cut 50/50 with reduced (sic: fine) kenaf bast fiber. The resulting "natural fiber reinforced bioplastic" has superior strength properties that mimic glass-reinforced polypropylene and polyethylene polymers as to performance. These STL plastics differ from the spectrum of conventional glass-reinforced polymers in that the natural fiber reinforcer renders them effectively immune to the degrading effects of solar ultraviolet radiation. Fiber glass does not convey similar properties to polypropylene or polyethylene. Where a bucket

---

[18] https://www.youtube.com/watch?v=srgE6Tzi3Lg
https://www.flickr.com/photos/30484128@N03/13257741543

manufactured from glass-reinforced polypropylene that is left in the sun for 2 years will simply fall apart, an identical injection-molded bucket made from a(n) STL duckweed-based copolymer reinforced with kenaf bast fiber, can be left in the sun for a decade and maintain 90% of its original structural properties.

The value of STL's kenaf-reinforced duckweed copolymers is further enhanced by a combined EPA/FDA/USDA ruling that prohibits use of glass fiber reinforcing in any plastic compound employed in the manufacture of containers, pipes or other instruments that either hold or convey food or feedstuff of any kind. Two prominent markets for the STL product are food/feed barrels (both plastic and rolled-paper) and agricultural field bins – both of which are produced in the tens of millions annually.

11. Electricity Arbitrage: By mutual agreement, LFMVAS will procure, on demand as to timing, all of the power produced by LFWTS – and do so at the local market rate (shown as $150/MWH in the business model). LFMVAS will thus effectively manage LFWTS' firm power production and dispatch operations. LFMVAS will consume some power internally, sell some power directly to ERCOT and wheel the balance as "100% natural, firmed, on-demand power" to various Valley customers. ERCOT, the Texas grid, publishes, half-hourly, the price it is willing to pay during the subsequent half-hour interval for firm electricity that is committed formally to the grid. This pricing can vary from a negative $20 per MWH[19] to as much as several thousand dollars per MWH when demand peaks during hot days in mid-summer. Equipped (through LFWTS) with significant microturbine capacity that is fed by significant syngas storage capabilities and also able to deploy several MWHs of discretionary battery-stored surplus PV and sentinel wind-generated electricity, LFMVAS will play this market at the margin. LFMVAS will also wheel power at a premium to buyers/users committed to maintaining a certain "low carbon" profile. The balance of power will be self-consumed.

Novel Technologies

The STL 3-Dome aquaponics system, featuring concentric ring "always full" lanes, continuous harvesting and completely denutrified recycled water, is a unique system – and believed to be the most productive, on a footprint basis, aquaculture system in the world.

The STL fully automated aquatic vermiculture system, believed to be, on a footprint basis, the world's most productive meat protein and meat lipids production system – is a novel technology package.

The STL natural fiber-reinforced bioplastic co-polymer is novel in that it is rediscovering elements of a natural fiber-reinforced bioplastic first developed by Henry Ford during the 1930s using soybean protein and hemp bast fiber reinforcing.

The duckweed-based super crop is demonstrating the feasibility of producing a feedstuff for human nutrition that is not only superior, nutritionally, to today's ubiquitous crops such as corn and soybeans, but capable of producing up to thirty times as much (on a footprint basis) as the combined, simultaneous production of those two crops.

---

[19] Pricing driven by surplus wind power.

Proposed System and Subsystem Layouts

Basic LFMVAS system layout is depicted in Figure 4 – all reasonably proximate to the existing (and future) Los Fresnos wastewater treatment plant, but also slightly south and west of the Los Fresnos boundary (east of Paredes Road). Land will be leased, preferably in a JV context with the landowner. Future expansion to the east and south will favor use of scrub land owned by private parties and The Palo Alto Battlefield Park.


IN
PROCESSES
OUT
Sun
Gas Turbine
Natural Gas
Or Diesel
Fertilizer
Groundwater
Duckweed
Processing
Duckweed A
Phyto-Desalination
Duckweed B
Phyto-Desalination
Polishing
Animal Feeds
Poultry
Cattle
Sheep/Goats
Aquaponics
Fish
Prawns
Vegetables
Bulk Water
Pvt Truck
Refugees
Government
Bottled Water
Pvt & JVs
Refugees
Govt. Agencies
Premium Water
Gulf States
Europe
Americas
Heat
Photons
Electricity
Fuel
NPKS
Water
Salt & Minerals
Fresh Duckweed
Reduced Salt & Minerals
Low Salt & Minerals
Duckweed Meal
Fish Feed
N & O2
CO
CO2
NOX ??
CO ??
Figure 7 Basic STL Phyto-desalination Flow Diagram

STL Aquaculture/Aquaponics Two-Dome Layout





Figure 8 STL Aquaponics system layout


STL Aquaculture/Aquaponics & Vermiculture Flows
Fish Processing
Filleting & Deboning
Sleeving
Slaughter, Skinning & Gutting
Individually Quick Frozen
Packaging & Shipping
Absolutely Fresh Aquaponics Produce & Fillets as well as IQF Fillets to Market
IQF fillets To Packaging & Shipping
Absolutely Fresh Aquaponics-grown Fish harvested daily
Oxygen
Fresh guts, skin, heads and bones
Fine Grinding
Fish Aquaculture
Sonic Lysis
Fresh Water
Clarified nutrients to Skillicorn Technologies Domed Aquaculture
Harvested Aquatic Worms to drying a Fish feed mixing & Pelleting
Aquatic Vermiculture
Absolutely fresh Aquaponics Produce
Aquaponics Production
(sits above the Fish Aquaculture tank)
SKILLICORN
Technologies LLC

Figure 9 STL Aquaponics and Vermiculture System Flows

An Optional STL Aquaponics-Configured Dodecahedron Geodesic Dome



Skillicorn Technologies Geodesic Dome with Optional continuous hydroponic train trays

 SKILLICORN Technologies LLC — STL Domed Continuously Harvested Concentric Lane Aquaculture Tank

Figure 10 STL Aquaponics system configuration





STL Aquatic Vermiculture Tray – End View
Side support
Upright side that is lowered when worms are harvested
Laminar Flow Heavily Nutrified Vermiculture Growth Medium
Sand Loam Mix – Vermiculture Growth Platform
Growth Mode
Harvest Medium Input
Harvest Mode
Aquatic worms move towards oxygenated flow and are harvested
Laminar Flow Generator Orifice
Sand Loam Mix – Vermiculture Growth Platform
Highly oxygenated harvest flow
Side support
1.5 m
SKILLICORN
Technologies LLC

Figure 11 STL Aquatic Vermiculture Trays – Side View View


STL Aquatic Vermiculture Tray Array – Front View
(Located in Temperature Controlled Building -- 22° C & no lights)
Harvest Collector
Discharge Collector
Harvest Collector
Discharge Collector
Harvest Collector
Discharge Collector
SKILLICORN
Technologies LLC
1.5 m

Figure 12 STL Aquatic Vermiculture Trays – Front View

Suggested Location for Phyto-Desalination Array, Processing Plant & Aquaponics Array


Los Fresnos
Aquaponics array
OWSC
water
main
Drainage ditch
Processing plant
Water storage tanks
Injection of
desalinated
water
Phyto-desalination
array
Google Earth

Note that: Rio Grande irrigation water availability to this area is diminishing over time. All available groundwater (shallow and deep aquifers) is brackish.

Figure 13 Suggested locations for Los Fresnos phyto-desalination array, central processing and 3-Dome aquaponics array.


Optional Skillicorn Technologies Organic Agro Solar Complex
Los Fresnos
2 MW
4 Hectare, Organic
Agro Solar Array
STL 3-Dome
Aquaculture
Complex
Processing &
Storage
Palo Alto
Battlefield
Park
Aquatic Vermiculture
© 2018 INEGI
© 2018 Google
Elevated
Storage
To Phyto-Desalination Complex
Google Earth

Figure 14 Suggested locations for Aquatic Vermiculture complex, Processing and Storage and Organic Agro Solar Array and attendant 3-Dome Aquaponics array


Duckweed Phyto-desalination Bioreactor Product Flows
(Note that neither fertilizer inputs nor forwarding of water from sampling stations is depicted here)
Raw Well Water
WQ Sampling and Water Forwarding Station
WQ Sampling and Water Forwarding Station
Fertilizer-Fed Units
WQ Sampling and Water Forwarding Station
Return of Screw Press Fluid
High Protein and Lower Mineral Duckweed
High Protein and Lower Mineral Duckweed to "Push" through Polishing Bioreactors
Raw Well Water
Bulk Water
Duckweed
"Pushed"
Filtration
Bottled Water
Polishing Units
Partial Fluid Removal
Return of Screw Press Fluid
Duckweed
"Pushed"
Premium Water
High Protein and High Carbohydrate partially desiccated duckweed to processing
Partial Fluid Removal
High Carbohydrate
And higher Mineral Duckweed harvest
Filtration

Figure 15 STL Phyto-desalination System Flows

FINANCIAL PROJECTIONS

The STL Wastewater Treatment SPV planned for Los Fresnos requires two investment tranches:

- *Pre-FID Financing*: covering Site Survey; Feasibility Study; Preliminary Design and Engineering; NadBank and TWDB liaison and engagement; Early TCEQ liaison and engagement; EPC (Engineering, Procurement & Construction) contractor identification, due diligence, liaison and engagement; Texas A&M San Antonio and Texas State pre-project scope of work; Project Environmental Impact assessment and reporting; as well as Project Investor liaison and engagement – and budgeted at between $250,000 and $1.07 million.
- *Project Financing:* covering CAPEX; Personnel selection, training and preparation; Commissioning; Startup; and 3 months of Working Capital – and budgeted at $5.4 million, with a further $1.0 million bank line of credit.

SCENARIO: 22 HA Los Fresnos WWT PROJECT WITH AD, WIND & GAS -- EXTRAPOLATED TO 25 YEARS -- 100% equity no debt

CAPEX	$8.2	Million	Labor	21	Local jobs	Depreciation 10 year SL	
Capital: % Equity	100%		Payroll	$573,574	per annum	Payback yrs	2.5
Interest Rate	6%	for 10 yrs	Land Use	2	hectares +	22	hectares +
Equity Investment	**$8.2**	**Million**	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Sales			**$1,358,831**	**$3,671,571**	**$3,882,245**	**$4,076,358**	**$4,280,176**
Cost of Good Sold							
Raw Material							
Production Labor			$364,806	$557,513	$573,574	$602,253	$632,365
Production Costs			$365,800	$741,840	$689,040	$723,492	$759,667
Operating Expenses							
Sales, marketing, & distribution			$0	$0	$0	$0	$0
R&D/Q&A, Prelim Exp			$172,778	$259,401	$254,213	$249,129	$244,147
General & Admin.			$210,898	$397,054	$401,025	$405,035	$409,085
Depreciation			$341,203	$379,114	$379,114	$382,905	$386,734
Income From Operations			($23,493)	$1,336,648	$1,585,279	$1,713,544	$1,848,177
Interest Income			$4,075	$20,375	$24,450	$29,340	$35,208
Debt Service			$0	$0	$0	$0	$0
Net Income			($19,418)	$1,357,023	$1,609,729	$1,742,884	$1,883,385
Taxes			0	$0	$0	$0	$0
Income after Taxes		**($8,150,000)**	**($19,418)**	**$1,357,023**	**$1,609,729**	**$1,742,884**	**$1,883,385**
Each year's ROI on Equity Investment			0%	17%	20%	21%	23%
Equity IRR		22%					
Project IRR		22%					

SCENARIO: 22 HA Los Fresnos WWT PROJECT WITH AD, WIND & GAS -- EXTRAPOLATED TO 25 YEARS -- pick your equity level

CAPEX	$8.2	Million	Labor	21	Local jobs	Depreciation 10 year SL	
Capital: % Equity	20 %		Payroll	$573,574	per annum	Payback yrs	2.5
Interest Rate	6%	for 10 yrs	Land Use	2	hectares +	22	hectares +
Equity Investment	$1.6	million	Year 1	Year 2	Year 3	Year 4	Year 5
Sales			**$1,358,831**	**$3,671,571**	**$3,882,245**	**$4,076,358**	**$4,280,176**
Cost of Good Sold							
Raw Material							
Production Labor			$364,806	$557,513	$573,574	$602,253	$632,365
Production Costs			$365,800	$741,840	$689,040	$723,492	$759,667
Operating Expenses							
Sales, marketing, & distribution			$0	$0	$0	$0	$0
R&D/Q&A, Prelim Exp			$172,778	$259,401	$254,213	$249,129	$244,147
General & Admin.			$210,898	$397,054	$401,025	$405,035	$409,085
Depreciation			$341,203	$379,114	$379,114	$382,905	$386,734
Income From Operations			($23,493)	$1,336,648	$1,585,279	$1,713,544	$1,848,177
Interest Income			$4,075	$20,375	$24,450	$29,340	$35,208
Debt Service			$0	$568,443	$568,443	$568,443	$568,443
Net Income			($19,418)	$788,580	$1,041,286	$1,174,440	$1,314,942
Taxes			0	$0	$0	$0	$0
Income after Taxes		**($1,630,000)**	**($19,418)**	**$788,580**	**$1,041,286**	**$1,174,440**	**$1,314,942**
Each year's ROI on Equity Investment			-1%	48%	64%	72%	81%
Equity IRR		49%					
Project IRR		22%					

Both these scenarios – one unleveraged and the other leveraged – make the assumption that a 2.0 MGD STL wastewater treatment plant will be built – and nothing beyond that. CAPEX details can be made available upon request.

Financial Projections (LFMVAS)

The proposed Los Fresnos Monetization and Value-Added SPV (LFMVAS) planned for Los Fresnos requires two investment tranches:

- *Pre-FID Financing*: covering Site Survey; Feasibility Study; Preliminary Design and Engineering; NadBank liaison and engagement; Early TCEQ liaison and engagement; EPC (Engineering, Procurement & Construction) contractor identification, due diligence, liaison and engagement; Texas A&M San Antonio and Texas State University pre-project scope of work; Project Environmental Impact assessment and reporting; as well as Project Investor liaison and engagement – and budgeted at between $250,000 and $1.07 million. This is achieved simultaneously on behalf of both SPVs – LFWTS and LFMVAS.

- *Project Financing:* covering CAPEX; Personnel selection, training and preparation; Commissioning; Startup; and 3 months of Working Capital – and budgeted at $8.0 million, with a further $1.0 million bank line of credit.

SCENARIO: 74 Hectares of Los Fresnos Value-Added -- EXTRAPOLATED TO 25 YEARS -- 100% equity

CAPEX	$18.0	Million	Labor	105	Local jobs	Depreciation 10 year SL	
Capital: % Equity	100%		Payroll	$3,810,384	per annum	Payback yrs	2.5
Interest Rate	6%	for 10 yrs	Land Use	5	hectares +	74	hectares
Equity Investment	$18.0	million	Year 1	Year 2	Year 3	Year 4	Year 5
Sales			$4,568,816	$12,480,527	$15,071,713	$15,825,299	$16,616,564
Cost of Good Sold							
Raw Material			$153	$1,252,443	$1,315,065	$1,380,818	$1,449,859
Production Labor			$2,209,629	$3,800,233	$3,810,384	$4,000,903	$4,200,948
Production Costs			$773,885	$358,080	$358,080	$375,984	$394,783
Operating Expenses							
Sales, marketing, & distribution			$146,405	$219,608	$230,588	$242,117	$254,223
R&D/Q&A, Prelim Exp			$424,516	$99,816	$79,853	$67,875	$64,481
General & Admin.			$397,203	$577,203	$606,063	$636,366	$668,184
Depreciation			$1,014,991	$1,249,887	$1,263,456	$1,276,090	$1,288,851
Income From Operations			($330,136)	$4,923,258	$7,408,225	$7,845,145	$8,295,233
Interest Income			$9,010	$45,050	$54,060	$64,872	$77,846
Debt Service			$0	$0	$0	$0	$0
Net Income			($321,126)	$4,968,308	$7,462,285	$7,910,017	$8,373,080
Taxes			0	$0	$0	$0	$0
Income after Taxes		**($18,020,000)**	**($321,126)**	**$4,968,308**	**$7,462,285**	**$7,910,017**	**$8,373,080**
Each year's ROI on Equity Investment			-1%	28%	41%	44%	46%
Equity IRR		29%					
Project IRR		29%					

SCENARIO: 74 Hectares of Los Fresnos Value-Added -- EXTRAPOLATED TO 25 YEARS -- pick your equity level

CAPEX	$18.0	Million	Labor	105	Local jobs	Depreciation 10 year SL	
Capital: % Equity	20%		Payroll	$3,810,384	per annum	Payback yrs	2
Interest Rate	6%	for 10 yrs	Land Use	5	hectares +	74	hectares
Equity Investment	**$3.6**	**million**	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Sales			$4,568,816	$12,480,527	$15,071,713	$15,825,299	$16,616,564

Cost of Good Sold					
Raw Material		$153	$1,252,443	$1,315,065	$1,380,818	$1,449,859
Production Labor		$2,209,629	$3,800,233	$3,810,384	$4,000,903	$4,200,948
Production Costs		$773,885	$358,080	$358,080	$375,984	$394,783
Operating Expenses						
Sales, marketing, & distribution		$146,405	$219,608	$230,588	$242,117	$254,223
R&D/Q&A, Prelim Exp		$424,516	$99,816	$79,853	$67,875	$64,481
General & Admin.		$397,203	$577,203	$606,063	$636,366	$668,184
Depreciation		$1,014,991	$1,249,887	$1,263,456	$1,276,090	$1,288,851
Income From Operations		($330,136)	$4,923,258	$7,408,225	$7,845,145	$8,295,233
Interest Income		$9,010	$45,050	$54,060	$64,872	$77,846
Debt Service		$0	$1,256,853	$1,256,853	$1,256,853	$1,256,853
Net Income		($321,126)	$3,711,455	$6,205,432	$6,653,164	$7,116,227
Taxes		0	$0	$0	$0	$0
Income after Taxes	**($3,604,000)**	**($321,126)**	**$3,711,455**	**$6,205,432**	**$6,653,164**	**$7,116,227**
Each year's ROI on Equity Investment		-4%	103%	172%	185%	197%
Equity IRR	79%					
Project IRR	29%					

The Market

Cameron County & Brownsville Domain: Water and Wastewater Systems:

The Customer Base within STLTBCC's exclusive domain includes all existing and planned water supply and wastewater treatment circumstances – notably the latter. The largest potential customer is the City of Brownsville. The city will benefit dramatically by simply turning off all its existing wastewater treatment systems and replacing them with distributed STLTBCC-supplied STL Systems.   Demand within Cameron County is also growing quickly as urban planners and developers work to ensure that the anticipated $32 billion investment in 3 large LNG facilities and the growth SpaceX will generate is "taken care of." Brownsville is contemplating constructing a 5 MGD SWRO Sea Water Desalination Plant as the first phase of a larger, $320 million, 30 MGD facility scheduled for commissioning in 2060. Neither facility will provide the very significant increase in demand for water that will be generated with growth driven by the new industrial facilities constructed in the area. The Brownsville Public Utilities District (BPUD) currently receives 50 MGD of water from two facilities: 40 MGD from the Rio Grande that it treats in a conventional water treatment plant, and an additional 10 MGD from the Southmost Regional Water District brackish groundwater desalination plant.   The city's wastewater treatment systems now include the 7.5 MGD Southside Treatment plant and the 15 MGD Robindale facility to the northwest. Wastewater treatment capacity, in particular is inadequate, with an immediate shortfall (the immediate market) estimated at around 15 MGD.   Total demand for water within greater Cameron County, excluding the LNG plants and SpaceX demand, is expected to exceed 110 MGD by 2025.

For additional estimates of potential Market for STL Systems in The Valley, Texas, The US and globally, see "Current Markets" above within the table: The Company's Products and/or Services to be deployed in Los Fresnos"

Fish

LFVAS will produce and sell a continuous output of fresh tilapia fillets and similarly fresh whole Macrobrachium prawns – both, products in high local demand (within the south Texas Houston-Dallas-Austin-San Antonio-McAllen-Brownsville-Corpus Christi "circle") that are not readily available from US suppliers. Discussions with fish buyers for large, prestigious grocery chains such as HEB and Whole Foods suggest that production of a superior, attractively packaged product under consistently sanitary conditions and selling it at a competitive price will "have no problem finding a market" (sic: "in this company"). The buyers agreed that a general push by the Chinese government to impress "environmental accountability" on growers in that country is expected to have the effect of increasing average prices of aquaculture-grown fish and crustaceans by as much as 25% over the next few years. Privately, they admitted that the average business plan pricing of $4.25 per lb, FOB Houston, for fresh, US-grown mixed tilapia and barramundi output that is at the very top end of the fillet size spectrum (an "absolutely consistent 8+ ounces") would be "extremely attractive" from their (the buyers') point of view. Whole Foods is now paying $5.00 per lb for more than two day old, but sold as "fresh," tilapia fillets imported from Peru, Costa Rica and Nicaragua. All buyers encouraged STL also to give strong consideration to providing a frozen fillet meeting the same specifications.[20] The HEB buyer, noting that that the market for fish was "very elastic," stated that an offered price 15% below prevailing low-end market prices could "increase sales of fish by as much as 10-fold." He went on to suggest that if US-grown freshwater whitefish such as barramundi and/or tilapia could be delivered to the customer at a 15% price discount over imported Chinese tilapia and Vietnamese Pangasius catfish, it would predictably result in a "mini-revolution" in people's eating habits. "People want desperately to eat more fish, but the man in the street continues to eat chicken because he doesn't think that he can afford to eat fish. We'd love for you to go out there and make fish more affordable. The market is, in fact, infinitely large, providing the pricing is favorable."

Today, the lowest priced, bulk offering of undifferentiated, low-end frozen tilapia fillets from China are bringing approximately $3.10 per kg ($1.40 per lb) in multi-ton amounts. Industry experts suggest that the combined effects of "environmental pressure" and an appreciation of the Yuan against the dollar will reliably raise that "bottom price" to approximately $4.00 per kg ($1.8 per lb) within the next 3 years. They also believe the bottom priced "trash product" is sold at around a 10% margin over costs – suggesting that the real cost of producing "marginally acceptable tilapia" in China 3 years hence will be approximately $3.60 per kg. It is useful, in that context, to examine the projected cost of producing a superior tilapia fillet (" . . . an absolutely consistent 8+ lbs . . .") in Los Fresnos in 2020. The Company projects that the larger than 8 ounce fresh fillets it expects to ship from Los Fresnos during that year will cost approximately $2.80 per kg ($1.27 per lb) to produce: retail-packaged and ready for shipping. At a conservative, projected sale price of $9.37 per kg ($4.25 per lb), gross margins for the Los Fresnos-grown product look extremely attractive.

The market for Macrobrachium in the US is knowledge-constrained, supply-constrained, and shelf space-constrained. Retailers candidly admit that, when it is readily available, and they advertise (or "inform" their in-store clients) "the product jumps off the shelf, seemingly regardless of price." There is now an increasing number of seasonal suppliers producing Macrobrachium in the United States. The US Department of Agriculture estimates that there are about 600 growers producing about 300 tonnes/year of Macrobrachium in the US today, with head-on pricing averaging about $6 per lb – for summer-season small prawns. Mature, imported frozen Macrobrachium can bring over $9 per lb. No US supplier is currently supplying a live or "fresh" mature Macrobrachium to the US marketplace. Retailers suggest any such product can "easily get over $12 per lb." The circumstance proposed for production of Macrobrachium by TOP assumes wasted feed and fecal wastes from tilapia supply all of the prawns' food requirements. It also assumes a relatively low survival rate and a "bottom-end" price of $12 per lb for the "fresh on-ice" product as supplied to retailers. The system should nevertheless allow, for the first time in the United States, a continuous output of "very large" mature freshwater prawns. Technically, there is no reason why survival rates should not be high. Similarly, there are no technical reasons why growth should not be rapid, with food and oxygen both abundant, and the "crop" always segregated by size. The continuous supply, and the "over-sizing" should build a strong customer base and support aggressive pricing. Should all the stars align, revenues from sale of Macrobrachium will be significantly higher than the assumptions embedded in this business brief: '208 tonnes at $26 per kg' might read more like '300 tonnes at $30 per kg' – a potential revenue increase of $3.6 million that would all go to the bottom line – a potential windfall that is not embedded in the financial model as presented here.

Water

The nexus of extreme water shortages and continuing improvements in the quality of treated wastewater has created a growing, distributed market for treated water that industry experts say will continue accelerating into the future. Most recycled water available in the Texas market follows the "purple pipe" approach now being implemented by the city of Austin, Texas – with discounted partially treated, recycled wastewater being promoted for intra-urban irrigation, cooling and even some industrial uses. The constraint to full market acceptance of recycled, conventionally-treated wastewater derives from its inherent variability with respect both to quantity and quality – a function of the century-old activated sludge process now used to treat virtually all such water. State of Texas regulators report that between 2013 and 2019, they permitted "over 40 toilet-to-tap" recycled wastewater systems in which treated wastewater is recycled directly as drinking water. Several systems take a two-phase process in which activated sludge-treated wastewater is subsequently treated by the community's existing water treatment plant. Others have elected to submit activated sludge-treated wastewater to a full reverse osmosis process before subsequently

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[20] This same sentiment was also offered by buyers for Sysco Foods – which today supplies over $39 billion worth of food products to its customers worldwide.

injecting it directly into the potable water distribution network. Regulators have stated an expectation that permitting requests for full toilet-to-tap recycling will now continue to "grow exponentially into the future," adding that "it's the only way that Texas can feasibly supply its water needs into the future."

The City of Los Fresnos currently purchases 0.8 MGD of Rio Grande canal water from the local irrigation district. Household demand now exceeds available supply by a significant margin. Industrial development within the greater Los Fresnos area is absolutely constrained due to lack of suitable water supplies.

The LFVAS technical model makes the assumption that treated water can be made available for recycling at a price of $0.833 per 1000 gallons – a 78% discount over the recommended "consensus tariff." From a "potential business" point of view, this is, of course, a "no lose proposition," because the water simply continues to come back "loaded with nutrients" until it eventually disappears into the ground and/or into the air. Based on "average statistical differences between flows of water and wastewater" in The Valley, we estimate that each 1000 gallons that is fully recycled through the potable water system will, through multiple cycles, generate an additional 4000 gallons of "available water." Where water is absolutely constrained, as with greater Los Fresnos, the Company expects to encounter no difficulty finding markets for 100% of its treated water output.

Treatment Fee:

The technical model makes the assumption that The Company (LFVAS) will be able to negotiate an average wastewater service fee of $1.67 per 1000 gallons, with revenues split between The City of Los Fresnos and LFVAS (effectively $0.833 per 1000 gallons of wastewater treated). This pricing, particularly if associated with high flexibility as to capacity increases, is particularly attractive to new industrial clients and housing developers. The prime growth location within the Los Fresnos service area is at the southern perimeter of Los Fresnos (interstate highway site). One can conceive of a circumstance where Los Fresnos and the Brownsville Public Utilities Board (BPUB) may be able to bring in new industries and new housing developments because LFVAS can now treat and resupply recycled wastewater and increase capacity quickly to meet growing demand. The "business of water" in such a circumstance might proceed as follows: The City of Los Fresnos (and possibly partner BPUB) commits to a new industrial customer that it will supply an ultra-high quality recycled water at a 30% discount – $3.34 per 1000 gallons. That customer also accepts to pay the "going rate" for advanced wastewater treatment – $4.24 per 1000 gallons. The City of Los Fresnos then contracts with LFVAS to provide additional recycled water at $1.67 per 1000 gallons.[21] It also agrees to pay LFVAS a fee of $1.67 per 1000 gallons for treating wastewater. The City of Los Fresnos thus pays LFVAS $3.34 per 1000 gallons for water delivered to the new industry and subsequently treated by LFWTS. This price is a bargain, because The City of Los Fresnos is receiving $7.57 per "original 1000 gallons" from that new industry. It represents a classic win-win circumstance. LFWTS and LFVAS receive "full price" for their services. The Los Fresnos service area gets a major new industry without having to increase its present freshwater resources. The City of Los Fresnos (and possibly partner BPUB) also receives a windfall profit of approximately $4.24 per 1000 gallons of water supplied to the new industry. Finally, Cameron County receives a windfall in "new tax revenues" from that industry and the attendant creation of several hundred new jobs – each of which will contribute to significant increases in tax revenues through a regional economic multiplier estimated at between 6x and 7x. The new industrial client is happy because that company can now develop its business immediately, without having to attend to finding new freshwater resources and then working to finesse some form of "industrial treatment." It is also happy because it is receiving a 30% discount on the water it uses. Fifty or so residents

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[21] LFWTS has available to it up to 3 MGD of additional raw wastewater now being treated by the the Olmito Water Supply Corporation and adjacent Brownsville constituencies. Acquiring these additional raw wastewater supplies is simply a matter of installing some force main adequate to the purpose.

of the local region are happy because they now have jobs – jobs that did not exist several months earlier. Upon reflection, everything was enabled because of The STL System's ability to treat wastewater to a very high standard at a relatively low price.

The Company (LFWTS and LFVAS) will charge The City of Los Fresnos, on the books, a base treatment fee of $0.83 per 1000 gallons for wastewater treated, and an identical fee of $0.83 for recycled water supplied back to The City of Los Fresnos. By agreement, however, this will be subtracted from what might, were The City of Los Fresnos a for-profit company, normally be contributed by LFWTS and LFVAS to The City of Los Fresnos as the "company's" tax contribution on profits earned.

Locally Grown Fresh Herbs, Salad Makings and Specialty Vegetables.

The US market for culinary herbs and spices is a stable one, now valued at around $12 billion. Within that sector, the market for fresh-cut herbs and spices has been growing at over 8% per year for the last two decades, and is now valued at just over $1 billion. Among these, the greatest demand exists for chives, basil, dill-weed, oregano, watercress, peppermint, spearmint, thyme, tarragon, sorrel, leaf coriander and garlic. Retail customers prefer "immediately local," and will pay a local premium for such products, but outlet constraints typically limit sales. All major US institutional buyers – the national grocery store chains, Walmart and major value-added processors such as Sysco – also pay a relative wholesale premium for production in the "local vicinity." The market for "immediately local," naturally processed (dried), loose-bagged herbs is also excellent, providing a very significant price premium over the hard container-packed national brand alternative offered by companies such as McCormick. As with fresh-cut herbs and spices, outlet constraints limit sales. In South Texas "The Circle," bounded by Dallas/Ft Worth to the North, Brownsville and McAllen to the South, Austin and San Antonio to the West and Corpus Christi and Houston to the east, represents a market that exceeds $60 million across the two categories of herbs – fresh-cut and loose-bagged naturally processed.

The "locally grown" market for salad makings and specialty vegetables requires an "organic" label, flexible output and a sophisticated just in time distribution system to gain wide local distribution beyond "immediately local" outlets. Direct distribution to restaurants, grocery stores, farmers' markets and even households is believed to be a market in excess of $170 million within the South Texas "Circle."

Septage and Fog Disposal

FOG – literally, "fats, oils and grease" – is a product of industrial, retail and restaurant businesses. Where FOG was once simply flushed down the sewers, tightening standards, coupled with enhanced vigilance and higher penalties has created an explosion of demand for state-sanctioned disposal centers. While nascent biodiesel initiatives are satisfying some of this demand, "pumpers" throughout Texas are having to wait in queues that can stretch into days before being able to dump their loads for fees that average between 32¢ and 36¢ per gallon. Because illegal disposal of FOG is not easily hidden, illegal dumping has not yet become chronic.

Homes in unincorporated regions that are not sewered rely on septic tanks for disposal of household wastes. Septic tanks, once mature, require one or more evacuations per year to continue flowing to the satisfaction of the homeowner. In an era when most municipal and county sewered wastewater was treated in facultative lagoon complexes, disposal of household septage was not problematic. The "pump trucks" could, for a modest tipping fee, discharge their loads into the nearest lagoon complex. With adoption of more advanced activated sludge mechanical wastewater treatment systems now almost universal, that option has been removed. In The Valley in South Texas, a region famous for its *colonias*, all of which are served by septic tanks, few options now exist for legally compliant disposal of septage wastes. Activated sludge wastewater treatment plant operators, saddled with treatment apparatus that is biologically sensitive,

short 12- to 24-hour hydraulic retention constraints, and increasingly tight discharge limits are reluctant to introduce to their treatment plants the huge BOD dosage that comes with each septage disposal episode. The consequence has been to favor illegal "dumping" of septage – now estimated by industry insiders in The Valley to be more than "50% of all pump truck loads." If the option for modestly priced, quick and convenient septage disposal existed, all "pumpers" interviewed said that they would be happy to comply with the law.

The Company estimates that the local market for FOG and septage exceeds $10 million in tipping fees alone. Deployed with high efficiency through The Skillicorn System, these FOG and septage "contributions," can at least quadruple tipping fee receipts in value, through use and sale of electricity and thermal energy, as well as sale of resulting increases in fish, prawns, aquaponics-grown produce, superfood and bio-plastics.

School Science Trips

Discussions held with school teachers and administrators across Texas suggest a profound shortage of "good sites" for science trips. Where a "sophistication gradient" is built into the site, school officials suggested that all students attending schools within a 30-minute bus trip of a quality site might be expected to visit that site on 5 occasions during their K-12 sojourn through The Valley's school systems. Assuming a $5 fee, this would place an upper limit on the Texas School Science Trip market of approximately $8.3 million. In The Valley, that market is estimated at a potential $500,000 per year.

 "Instructive" Tourist Sites

Surveys administered to tourists who visit The Valley reveal that, once South Padre Island has been exhausted, there is a perceived shortage of interesting sites within The Valley. A similar sentiment is expressed by long-time Valley residents. Assuming a $10 entrance fee for a major, well-advertised product, the upper limit of the tourist/visitor market for any given attraction is estimated to be approximately $4 million.

Phased Renewable Energy

In 2017, more than 50% of new electricity generating investments in the US were for renewable energy. In Texas, wind alone contributes more than 18 gigawatts of the state's 80 gigawatt electricity generating capacity. With an average yield of about 25%, existing wind generating capacity now contributes about 85% of the state's mandated 5 gigawatts of renewable energy production to be supplied in 2015, going forward. With Federal wind energy tax credits having again expired in 2019, and cognizant of the fact that a significant renewable energy deficit still exists in Texas, state regulators are searching for alternative approaches by which to incentivize investments in renewable energy sufficient to meet the state Public Utility Commission's mandate. There is, consequently, and to quote the director of the Texas State Electricity Conservation Office, "an open door with welcome mat" for renewable energy throughout Texas.

The Company's principal client The City of Los Fresnos is currently paying between $0.15 and $0.16 per kWh for electricity. Discussions are engaged allowing Los Fresnos to accept a comparable price of $0.149 per kWh for Company-supplied energy.

Optimized Micro-Grid

Many recent energy optimization studies point to local generation and conservation within a micro-grid context as generating the highest investment yields in the energy sector. Accepting this advice, small towns and housing developers down to the subdivision level, industrial parks, large businesses and even discrete

water and wastewater utilities are organizing their energy consumption within the context of discrete micro-grids.   In The Valley, in South Texas, most large electricity consumers – industries, utilities and small towns alike – report paying an electricity charge that averages between 12 cents and 15 cents per kWh. With the typical daily spread between ERCOT trough pricing (often hitting close to zero) and same-day peak-pricing averaging over 5x that amount, the potential for a profitable mix of green energy production, local electricity consumption optimization and (some) export arbitrage, quickly become obvious to anyone taking the time to examine the numbers in some detail. Again, to quote the director of the Texas State Electricity Conservation Office: "Just about anyone in Texas can cut their cost of electricity in half if they put their mind to doing it."

Intellectual Property

The Company's Parent Company, STL, owns all the intellectual property to which STLTBCC has exclusive domain rights within Brownsville and Cameron County.   Given the STL System's massive global potential, and the close to 100% theft of intellectual property now occurring in Asia, STL has declined to apply for US patents – preferring instead to take a "black box" approach to protecting its intellectual property. A number of provisional patent drafts have been prepared pending a possible requirement that institutional investors will require patenting of key intellectual property assets.

Trademarks

Parent company STL is giving consideration to applying several trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not engaged in any material litigation. The Company will update this document if material changes occur during the Offering period.

USE OF PROCEEDS

The Company expects to use the net proceeds from this Offering (assuming that the maximum number of Securities offered hereby, and subject to the payment of any fees to any the Funding Planform substantially as follows:

We estimate that the proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount of Minimum Raised	% of Maximum Proceeds Raised	Amount of Maximum Raised
Cost of Offering	12%	$30,000	12%	$30,000
Sales & Marketing	30%	$75,000	30%	$75,000
Research & Development	30%	$75,000	30%	$75,000
General & Administrative	10%	$25,000	10%	$25,000
Working Capital	18%	$45,000	18%	$45,000
Total	100%	$250,000	100%	$250,000

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to The Company's business plan and liquidity requirements.

DISTRIBUTION POLICY

We have never made any distributions to our shareholders. Future distributions on the Preferred Shares will be strictly a function of income to The Company from LFWTS and LFVAS distributions. Once distributions are received, it is The Company's intention to limit dividends to the full amount payable against the Preferred Shares. In the short term it will be our policy not to distribute cash but rather to retain all earnings, if any, to support future growth and expansion within the Brownsville and Cameron County domain.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of The Company are listed below along with all positions and offices held at The Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at The Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Victor Treviño	Managing Director 01/01/2020 - Current	Managing Director: Olmito Water Supply Corporation	MPA, Harvard University
Mani Vannan	Director 09/17/2019 - Current	CEO of Skillicorn Technologies, Ltd. (UK)	MSc Ag. Economics, Tamil Nadu Agricultural University
Paul Skillicorn	Director 09/17/2019 - Current	CEO of Skillicorn Technologies, LLC (US)	M.A. and ABD, Johns Hopkins University

Victor Treviño, Managing Director. Victor, who recently served as the Managing Director of the Olmito Water Supply Corporation, and as City Manager for The City of San Benito, ranks among the leading experts in The Valley on municipal and infrastructure planning and management. With a Bachelor of Arts in Management from The University of Texas at Austin and a Master of Arts in Public Administration from Harvard University, Victor's personal network transcends just The Valley – extending in the State Capital, Austin and beyond.

Mani Vannan, Director. Mani is a Development Economist, Environmental Management Specialist and former banker with more than 40 years of experience as a banker, corporate finance practitioner, renewable energy & clean technology expert and as an adviser to governments, public and private companies and to not-for-profit organizations on commercially viable climate change mitigation solutions. In doing so, he has been instrumental in raising over US$ 1.5 billion of funding for diverse energy and infrastructure related companies. A Skillicorn Technologies founder, Mani has been instrumental in shaping the company's global expansion strategy and building the government relationships, corporate alliances and financing necessary to succeed.

Paul Skillicorn, Director. Paul, an economist and environmental engineer, has spent a lifetime developing solutions for many seemingly insoluble problems besetting bereft rural and urban populations, globally. He is the architect of the Skillicorn Technologies System, presented here. To that end, he has: (a) pioneered development of key strains of the Lemnaceae plant family (duckweeds) as feed crops, and subsequently as instruments for advanced, quaternary treatment of wastewater and desalination of brackish water; (b) commercialized numerous duckweed applications; (c) pioneered commercialization of the kenaf crop in the US – including as an advanced biofilm medium in treatment of wastewater and municipal solid wastes. Paul has worked on the Johns Hopkins University (JHU) faculty, and headed creation of joint Harvard, JHU, WHO and US Government public health applications, globally. He founded the not-for-profit PRISM Group and managed its operations in four continents though the 80s and 90s, before transitioning to more entrepreneurial endeavors focused on wastes, water, food, and renewable energy.

Indemnification

Indemnification is authorized by The Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 0 employees and is managed by the STL management team comprising Paul Skillicorn, Mani Vannan and Victor Treviño.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not engaged in any material litigation. There are no legal matters pending. The Company will update this document if material changes occur during the Offering period.

CAPITALIZATION AND OWNERSHIP

The Company has issued 1,000,000 shares of common stock to Skillicorn Technologies, LLC, a Texas company, on October 31, 2019. The Company has authorized issuance of 250,000 ($1.0 par value) preferred shares that carry a dividend preference of 20% per annum .

Common Stock

The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. The common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid and non-assessable.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board of Directors prior to the issuance of any shares thereof. Preferred stock will have such no voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The dollar value of authorized shares of preferred stock may be increased or decreased (but not below the value of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

Governing Documents that May Have an Antitakeover Effect

Certain provisions of our Certificate of Formation, as amended, and our Bylaws (as amended, the "Bylaws"), which are discussed below could discourage or make it more difficult to accomplish a proxy contest, change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.

Our Certificate of Formation provides that our Board has the authority to issue preferred stock in one or more classes or series and fix such designations, powers, preferences and rights and the qualifications thereof without further vote by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of The Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock.

Our Bylaws limit the ability to call special meetings of the stockholders to the Chairman of the Board, or the Chief Executive Officer, or, if there is no Chairman or Chief Executive Officer, then by the President. The stockholders have no right to request or call a special meeting; however, any action of stockholders required to be taken at any annual or special meeting, may be taken without a meeting, and without prior

notice, provide that the written consent is signed by the holders of majority of the total voting power of outstanding shares of stock of The Company entitled to vote.

Our Bylaws provide that the removal of a director from the Board, with cause, must be by affirmative vote of not less than a majority of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors (voting as a single class), excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred, is required to remove a director from the Board with or without cause.

Ownership

Below the beneficial owners of 20% percent or more of The Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Skillicorn Technologies, LLC	1,000,000 no par value	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

The issuer has no operating history.

Liquidity and Capital Resources

Issuer has no bank account, no material assets, no financial assets, no capital resources and no liquidity. Issuer has no operating history.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C.

The Offering

STL Texas: Brownsville & Cameron County, Inc. (the "**Company**," "**we**," "**us**," or "**our**") is a Texas C Corporation. The Company is offering up to $250,000 in 20% Convertible Preferred Shares, par value $1.00 ("**The Preferred Shares**") for sale to all prospective investors as defined under Regulation CF of the Securities and Exchange Commission. The Board of Directors (the "**Board**") reserves the right to sell more or less than this amount in its sole discretion. The Company is offering The Preferred Shares on a "private placement" basis under, and subject to compliance with, (i) section 4(a)(2) of the Securities Act, (ii) Regulation CF of the Securities Act, (iii) certain state securities laws, and (iv) certain other rules and regulations. The minimum investment is $500, although The Company reserves the right to accept lower investments at its discretion.

THE PREFERRED SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE PREFERRED SHARES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The rights, preferences and privileges arising out of an investment in The Preferred Shares, the rights and responsibilities of the shareholders of The Company, and the terms and conditions of the Offering are governed by the subscription agreement between each investor and The Company (the "**Subscription Agreement**"), a copy of which is attached hereto as Exhibit A, the Certificate of Formation of The Company (the "**Certificate**"), a copy of which is attached hereto as Exhibit B, the Bylaws of The Company (the "**Bylaws**"), a copy of which is attached hereto as Exhibit C, and other ancillary documents to be prepared and executed in connection with the Offering. The description of any of such matters in the text of this Memorandum is subject to and qualified in its entirety by reference to such documents. In particular, terms related to an investment in The Company may vary from those set forth in this Memorandum as a result of negotiated changes after the date hereof.

The Preferred Shares are being offered by The Company and through InfraShares Inc. (the "**Funding Platform**"), which is acting as the Funding Platform for the Offering on a "best efforts" basis.

The offering period shall commence on the date of this Memorandum and will continue until the earlier of (i) the date the Maximum Offering proceeds are received, or (ii) 90 days from the date hereof, unless extended by mutual agreement of The Company and the Funding Platform for an additional period. Closing(s) shall be subject to customary closing conditions.

Subscription amounts shall be submitted to the Funding Platform in accordance with the instructions set forth below. The minimum investment in the Preferred Shares is $500.00;

however, The Company and the Funding Platform may, in their sole discretion, accept lesser purchase amounts. The Funding Platform has established a bank account with North Capital Securities into which subscriptions will be held pending the closing(s). In the event that an investor's subscription is rejected or canceled, any amounts remitted by the investor will be promptly returned to the investor, without interest or deduction. Additionally, if The Company determines that the amount that The Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, The Company may decide to return the investments received and abandon the Offering.

Summary:

Issuers	STL Texas: Brownsville & Cameron County, Inc. (The Preferred Shares) Los Fresnos Wastewater Treatment SPV, LLC (Membership Units) Los Fresnos Value Added SPV, LLC (Membership Units)
Securities Offered	• 250,000 convertible Preferred Shares carrying a 20% rate of return and having a par value of $1.00 (the "**Shares**" and "Preferred Shares") • Up to $250,000 in Membership Units (the "Membership Units") in LFWTS and/or LFVAS on a conversion basis upon submission of The Preferred Shares. Valuation: Equivalent Unit value to the terms subscribed by the principal investor in each limited liability company. The conversion will be offered during a 3-month window that opens upon closing of the LFWTS and LFVAS investments.
Offering Size	The minimum for aggregate gross proceeds is $250,000.00 (the "**Minimum Offering**") and the maximum for aggregate gross proceeds is $250,000 (the "**Maximum Offering**"). The Company may, in its sole discretion, increase the Maximum Offering amount.
Offering Price	• 250,000 Preferred Shares (par value $1.00) carrying a 20% annual return payable quarterly from STLTBCC net returns on a preferred basis. • Membership Units will carry a valuation equal to terms subscribed by the principal investor in each LLC.
Minimum Investment	$500.00, provided that The Company has discretion to accept subscriptions of a lower amount. Funds for the purchase of Shares are to be paid to the Funding Platform for the benefit of The Company pursuant to the instructions set forth below and in the Subscription Agreement.
Total Securities	1,000,000 shares of The Company's Common Stock, representing 100% of The Company's outstanding shares, are now held by Skillicorn Technologies, LLC. 250,000 convertible Preferred Shares (20% return and $1.00 par value) have been authorized. Escrow will be broken when 250,000 Preferred Shares have been sold.
Voting Rights	Neither Preferred Shares (STLTBCC) nor Membership Units (LFWTS and LFVAS) will have voting rights.
Closings; Offering Period	One or more closings to be held at such times as The Company determines in its discretion. The Offering will continue until the earlier of (i) the date the Maximum Offering proceeds are received, or (ii) 120 days from the date hereof, unless extended by mutual agreement of The Company and the

	Funding Platform for an additional period not to exceed 60 days. Closing(s) shall be subject to customary closing conditions.
Nature of Offering	The Offering is being made to all investors as defined in Regulation CF under the Securities Act. Officers, directors, employees and our affiliates may also make purchases. We may accept or reject subscriptions at our discretion. Each subscriber for Preferred Shares shall tender to The Company, either by wire transfer or a check, the amount of the investment subscribed for.
Eligible Investors	The Preferred Shares offered hereby shall be offered to All Investors as defined under Regulation CF under the Securities Act. Investors will be required to make certain representations, among other things, that they have received a copy of this Memorandum, understand the terms of this Offering. We may accept or reject subscriptions in our sole and absolute discretion.
Use of Proceeds	The maximum proceeds to us from the sale of all of the Preferred Shares offered hereby will be $250,000 if the Maximum Offering is sold. This figure represents the total potential proceeds. The proceeds of the Offering are expected to be used as described in the "Use of Proceeds" section later in this Memorandum.
Risk Factors	The Preferred Shares offered hereby involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. Before investing in the Preferred Shares, prospective investors should carefully consider the information set forth under the heading "Risk Factors" in this Memorandum.
Funding Platform	InfraShares Inc.
Funding Platform Fees	In connection with the Offering, the Funding Platform shall be entitled to receive an amount equivalent to 12% of funds raised through this Offering.
Subscription Documents	The purchase and/or exercise of the Preferred Shares shall be made pursuant to the Subscription Agreement (attached hereto as Exhibit A), which will contain, among other things, customary representations and warranties by The Company, certain covenants of The Company, investment representations by the investors, including representations required by the Securities Act and applicable state "blue sky" laws, and appropriate conditions to closing including, among other things, qualifications of the Preferred Shares under applicable state "blue sky" laws. See "Subscription Procedures."
Expenses	All prospective investors in the Preferred Shares will be responsible for their own costs, fees and expenses, including the costs, fees and expenses of their legal counsel and other advisors. Each investor in the Preferred Shares shall indemnify The Company for any finder's fee for which such investor is responsible.
Governing Law	Texas

Terms under which the securities being offered can be modified

Purchasers of issuer's preferred shares who elect to hold such shares will experience no modification provided issuer remains solvent and profitable.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circum**stance.**

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Purchasers of issuer's preferred shares who elect to hold such shares will experience no material limitation, no dilution and no risk by the rights of any other class of security identified above.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No

How could the exercise of rights held by the principal shareholders identified above, affect the purchasers of the securities being offered?

Providing issuer remains solvent and profitable, purchasers of issuer's preferred shares who elect to hold such shares will not experience any change in their circumstance should the identified principal shareholder exercise any such rights as may be forthcoming.

How are the securities being offered being valued? Include examples of methods or how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The convertible preferred shares offered will be purchased for $1.00 per share and valued at par. Valuation upon conversion will be strictly speculative and market dependent.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Purchasers of issuer's preferred shares who elect to hold such shares will experience no risks relating to minority ownership.

Holders of preferred shares who elect to make an informed conversion to issuer's common shares will experience the same risks as any and all other minority holders of issuer's common stock.

What are the risks to purchasers associated with corporate actions including:

• additional issuances of securities,
• issuer repurchases of securities,
• a sale of the issuer or of assets of the issuer or
• transactions with related parties?

Purchasers of issuer's preferred shares who elect to hold such shares will experience no risk in the event of corporate actions listed above.

Holders of preferred shares who elect to make an informed conversion to issuer's common shares will experience the same risks as any and all other minority holders of issuers common stock.

Describe the material terms of any indebtedness of the issuer:

The issuer has no debt.

What other exempt offerings has the issuer conducted within the past three years?

The issue has conducted no other exempt offering within the past three years.

Commissions/Fees

The InfraShares Funding Platform is not registered as a broker-dealer with the SEC, nor is it regulated by the Financial Industry Regulatory Authority ("**FINRA**"). The Funding Platform will receive a cash fee equivalent to 12% the raise if, and only if, the Minimum Offering proceeds are raised.

Transfer Agent and Registrar

The Company will use Vertalo as transfer agent and registrar for the Securities.

Investment Process

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities, Inc. until the Minimum Amount of investments is reached (the Closing). Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Intermediary will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment 48 hours before the Offering Deadline or the Closing, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

OTHER MATERIAL INFORMATION

PLAN OF DISTRIBUTION

As described above, this is a limited private placement of Preferred Shares up to the $250,000 Maximum Offering amount, with a $250,000 Minimum Offering amount.

The Preferred Shares are being offered and sold pursuant to an exemption from registration under Regulation CF of the Securities Act. The Preferred Shares will be sold on a "best efforts" basis through InfraShares Inc. (the "Funding Platform"), a funding platform which allows issuers to list their offerings exclusively electronically through the Funding Platform. Regulation CF, private placement offerings by the Funding Platform are available to all investors who become familiar with and are willing to accept the high risk associated with these transactions. Neither the Securities and Exchange Commission nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through The Company or the Funding Platform.

The minimum investment in the Preferred Shares is $500; however, The Company and the Funding Platform may, in their sole discretion, accept lesser purchase amounts. The Funding Platform has established a bank account with North Capital Securities Corporation into which subscriptions will be held pending the closing(s).

The Company may reject subscriptions in its sole discretion, in whole or in part. If this Offering is oversubscribed, The Company may determine, in its sole discretion, to reject subscriptions in whole or in part or to allocate to any prospective investor less than the number of Shares to which the investor subscribed.

In connection with the Offering, the Funding Platform will receive a success fee in the amount of 12% of the value of Preferred Shares subscribed, should the Minimum Offering proceeds be realized. No assurance can be given that all or any portion of the Preferred Shares offered hereby will be sold. The Company may be responsible for paying certain other costs, e.g., with respect to the preparation and review of this Memorandum, as may be designated by the Funding Platform.

The Offering will continue until the earlier of (i) the date the Maximum Offering proceeds are received, or (ii) [90] days from the date hereof, unless extended by mutual agreement of The Company and the Funding Platform for an additional period not to exceed 30 days. Closing(s) shall be subject to customary closing conditions.

RESTRICTIONS ON TRANSER

The Preferred Shares are subject to restrictions on transfer. The Preferred Shares have not been registered under the Securities Act and must be held indefinitely unless:

• There is in effect a Registration Statement under the Securities Act covering the proposed disposition and such disposition is made in accordance with such Registration Statement;

• You notify us of the proposed disposition and furnish us with an opinion of counsel, reasonably satisfactory to us, that such disposition will not require registration under the Securities Act; or

• Shares are sold pursuant to an exemption from the registration requirements of the Securities Act. The Preferred Shares will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

INVESTOR QUALIFICATIONS

Prospective investors should consider carefully each of the risks associated with this Offering, particularly those described in "Risk Factors." In view of these risks, including the lack of an available trading market for the Preferred Shares, and the consequent long-term nature of any investment in our company. This Offering is available to all investors. Securities will be sold only to an investor who:

1. (a) Represents that such investor is acquiring the Securities for such investor's own account, for investment only not with a view to the resale or distribution thereof;
2. (b) Acknowledges that the right to transfer the Securities will be restricted by the Securities Act, applicable state securities laws and certain contractual restrictions, and that the investor's ability to do so will be restricted by the absence of a market for the Securities; and Investors will be required to make certain representations and to satisfy certain other standards and conditions, which are set forth in a Subscription Agreement and Confidential Private Purchaser Questionnaire (annexed hereto) that must be executed by all investors in this Offering.

The suitability standards referred to above are minimum requirements; the satisfaction of such standards does not mean that investment in The Company is a suitable investment for an investor. In addition, The Company may revoke the offer made herein and refuse to sell any Securities to a prospective investor for any other reason whatsoever, even if such investor returns a Subscription Agreement and Confidential Private Purchaser Questionnaire containing appropriate representations.

Prospective investors will be required to represent in writing that they meet the suitability standards set forth above, which represent minimum suitability requirements for prospective investors. Satisfaction of such standards by a prospective investor does not mean that the Securities are a suitable investment for such investor. In addition, certain states may impose additional or different suitability standards which may be more restrictive.

SUBCRIPTION PROCEDURES

In order to subscribe for the Preferred Shares, each prospective accredited investor will be required to invest through the Funding Platform at www.InfraShares.com. In addition, the prospective investor must complete, execute and deliver the following:

1. A signature page that will evidence such prospective investor's execution of the Subscription Agreement and a completed Confidential Private Purchaser Questionnaire attached thereto; and

2. If the prospective investor is subscribing for Shares on behalf of an entity (i.e., other than an individual), the Certificate of Signatory that is attached as the last page of the Subscription Agreement.

Subscribers may also pay the subscription amount by wire transfer or Venmo.

It is essential that each investor who wires money indicate his or her name to ensure proper credit. Subscription Agreements are not binding until accepted by The Company. The Company reserves the right to reject, in whole or in part, in its sole discretion, any subscription. If The Company rejects all or a portion of any subscription, a check will be promptly mailed to the subscriber for all, or the appropriate portion of, the amount submitted with such subscriber's subscription.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

ADDITIONAL INFORMATION

We will make available to each prospective investor the opportunity to ask questions of, and receive answers from, us or a person acting on our behalf concerning the terms and conditions of this offering, our Company or any other relevant matters. We will respond with any additional information necessary and not of a proprietary nature to verify the accuracy of the information set forth in this Memorandum, to the extent that we possess such information or can acquire it without unreasonable effort or expense. To obtain such information or to make arrangements to ask such questions of us, prospective investors should contact the Funding Platform at:

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



Paul Skillicorn
CEO/Co-Founder

/s/Manivannan Ramachandran

Manivannan Ramachandran
CFO/Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Paul Skillicorn
CEO/Co-Founder

/s/Manivannan Ramachandran

Manivannan Ramachandran
CFO/Co-Founder

EXHIBITS

Exhibit A   Subscription Agreement
Exhibit B   Certificate of Formation and Bylaws
Exhibit C   Financial Statements and CEO Certification Letter
Exhibit D   Offering Page
Exhibit E   Form of Security
Exhibit F   Video Transcript

EXHIBIT A:

Subscription Agreement

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT PREFERRED SHARES

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is dated effective as of the date set forth on the signature page and is made and tendered to Skillicorn Technologies Texas: Brownsville & Cameron County, Inc. a Texas C Corporation ("The Company"), by the individual or entity identified on the signature page hereto ("Subscriber").

RECITALS

A. The Company was incorporated under the corporate laws of the State of Texas (the "State") as in effect at any given time (the "Act").

B. The Company is offering, Under SEC Regulation CF rules, an aggregate of 250,000 Preferred Shares, $1.00 par value ("The Preferred Shares").

C. Subscriber wishes to purchase and The Company wishes to issue to Subscriber the Preferred Shares as set forth on Subscriber's signature page hereto (the "Securities") upon the terms and conditions contained in this Agreement.

The parties therefore agree as follows:

1. Subscription for Securities; Payment; Shareholders Agreement. On and subject to the terms and conditions of this Agreement:

    (a) Subscription. Subscriber hereby subscribes for the Securities, and The Company agrees to issue the Securities to Subscriber in consideration for Subscriber tendering to The Company the amount cash for said subscription as set forth on Subscriber's signature page hereto (the "Subscription Amount").

    (b) Payment. The Subscription Amount shall be payable upon execution of this Agreement.

2. Share Certificates.

(a) Issuance of Certificates. Upon Subscriber's payment of the Subscription Amount to The Company, The Company shall issue and deliver to Subscriber one stock certificates representing the Securities (collectively, the "Stock Certificate") in the name of Subscriber certifying that Subscriber is the record holder of the Securities stated therein. For purposes of this Agreement, the term "record holder" means the person whose name appears on The Company's books and records as the Subscriber owning the Securities at issue.

 (b) Register of Certificates. The Company shall maintain books for the purpose of registering the transfer of shares of preferred stock in The Company. Securities transferred in accordance with the terms of this Agreement, or any agreement between or among the shareholders of The Company, shall be transferable on the books of The Company by the record holder of such shares in person or by such record holder's duly authorized attorney; but, except as provided in paragraph (c) with respect to lost, stolen or destroyed certificates, no transfer of Securities shall be entered until the previously issued Stock Certificate representing such Securities is endorsed and surrendered to The Company and canceled and a replacement Stock Certificate issued to the assignee of such interest in accordance with such procedures as The Company may establish. In the event of a transfer of less than all of Subscriber's Securities, The Company shall issue to Subscriber a new Stock Certificate representing the Securities not being transferred. Except as otherwise required by law, The Company shall be entitled to treat the record holder of a Stock Certificate on its books as the owner thereof for all purposes regardless of any notice or knowledge to the contrary.

(c) Replacement of Certificates. The Company shall issue a new Stock Certificate in place of any Stock Certificate previously issued if the record holder of the Stock Certificate:

> (i) Makes proof by affidavit, in form and substance satisfactory to The Company, that a previously issued Stock Certificate has been lost, destroyed or stolen.

> (ii) Requests the issuance of a new Stock Certificate before The Company has notice that the Stock Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim.

> (iii) Indemnifies The Company against any claim that may be made on account of the alleged loss, destruction or theft of the Stock Certificate.

> (iv) Satisfies any other reasonable requirements imposed by The Company.

If Subscriber fails to notify The Company within a reasonable time after Subscriber has notice of the loss, destruction or theft of a Stock Certificate, and a transfer of the Securities represented by the Stock Certificate is registered before receiving such notification, The Company shall have no liability with respect to any claim against The Company for such transfer or for a new Stock Certificate.

3. No Registration Statement. Subscriber acknowledges and agrees that the Securities have not been registered with the Securities and Exchange Commission or any state but have been issued pursuant to exemptions under the Federal Securities Act of 1933, as in effect at any given time (the "Securities Act"), and applicable state securities laws.

4. Transfer of Securities Restricted. The sale, transfer, pledge, hypothecation or other disposition of the Securities is hereby restricted and may not be accomplished without the consent of The Company or compliance with (i) the registration provisions of the Securities Act and applicable state securities laws or an opinion of counsel satisfactory to The Company's Board of Directors that registration is unnecessary

or an exemption from registration under the Securities Act and applicable state securities laws and (ii) the terms and provisions of the Shareholders Agreement.

5. Representations and Warranties. Subscriber represents and warrants to The Company and The Company's Board of Directors (the "Board of Directors"):

(a) Subscriber has the capacity, power and authority to execute, deliver and perform this Agreement, to make and accept the promises, representations and warranties stated in this Agreement and to carry out and perform the terms and provisions stated in this Agreement.

(b) Subscriber's subscription for Securities in The Company has been or will be acquired solely by and for the account of Subscriber for investment purposes only and is not being purchased for subdivision, fractionalization, resale or distribution; Subscriber has no contract, undertaking, agreement or other arrangement with any party to sell, assign, transfer, pledge, convey or otherwise dispose of Subscriber's interest (or any portion thereof); and Subscriber has no present plans or intentions to enter into any such contract, undertaking or arrangement.

(c) Except as otherwise previously disclosed to The Company, Subscriber's execution, delivery and performance of this Agreement, and all other agreements, instruments and documents required to be delivered pursuant to this Agreement, do not conflict with, breach, terminate or modify any term of, or constitute a violation or default under, any contract, agreement, permit or other instrument to which Subscriber is bound, or any order, judgment, decree, law, statute or regulation of any kind.

(d) Except as otherwise previously disclosed to The Company, Subscriber's execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement, do not require the consent, waiver, authorization or approval of, notice to or a filing with any governmental or regulatory authority or any other person or entity.

(e) Subscriber's interest in The Company has not and will not be registered under the Securities Act, or the securities laws of any state, and cannot be sold or transferred without compliance with the registration provisions of the Securities Act and the applicable state securities laws, or compliance with exemptions, if any, available thereunder. Subscriber understands that neither The Company nor its Board of Directors has any obligation or intention to register the interests under any Federal or state securities act or law, or to file the reports to make public the information required under the Securities Act.

(f) Subscriber expressly represents that (i) Subscriber has such knowledge and experience in financial and business matters in general, and in investments of the type to be made by The Company in particular; (ii) Subscriber is capable of evaluating the merits and risks of an investment in The Company; (iii) Subscriber's financial condition is such that Subscriber has no need for liquidity with respect to its investment in The Company to satisfy any existing or contemplated undertaking or indebtedness; (iv) Subscriber is able to bear the economic risk of its investment in The Company for an indefinite period of time, including the risk of losing all of such investment, and loss of such investment would not materially adversely affect Subscriber; and (v) Subscriber has either secured independent tax advice with respect to the investment in The Company, upon which Subscriber is solely relying, or Subscriber is sufficiently familiar with the income taxation of corporations that Subscriber has deemed such independent advice unnecessary.

(g) Subscriber acknowledges that The Company and the Board of Directors have made all documents pertaining to the transaction available and has allowed Subscriber an opportunity to ask questions and receive answers thereto and to verify and clarify any information contained in the documents.

(h) Subscriber has relied solely upon the documents submitted to Subscriber and independent investigations made by Subscriber in making the decision to subscribe for the Securities in The Company.

 (i) Subscriber expressly acknowledges that (i) no Federal or state agency has reviewed or passed upon the adequacy or accuracy of the information set forth in the documents submitted to Subscriber or made any finding or determination as to the fairness for investment, or any recommendation or endorsement of an investment in The Company; (ii) there are restrictions on the transferability of Subscriber's Securities; (iii) there will be no public market for the interest, and, accordingly, it may not be possible for Subscriber to liquidate its Securities; and (iv) any anticipated Federal or state income tax benefits applicable to Subscriber's Securities may be lost through changes in, or adverse interpretations of, existing laws and regulations.

(j) If the Subscriber is an individual, that his or her bona fide place of residence is as set forth on the signature page hereof.

6. Patriot Act Compliance.

(a) Subscriber hereby acknowledges that The Company seeks to comply with all applicable laws concerning money laundering and similar activities. In furtherance of such efforts, Subscriber hereby represents and agrees that, to the best of Subscriber's knowledge based upon appropriate diligence and investigation: (i) none of the cash or property that is paid or contributed to The Company by Subscriber shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment to The Company by Subscriber shall (to the extent that such matters are within Subscriber's control) cause The Company or the Board of Directors to be in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Subscriber shall promptly notify the Board of Directors if any of the foregoing shall cease to be true and accurate with respect to Subscriber.

(b) Subscriber hereby agrees to provide to the Board of Directors any additional information regarding Subscriber deemed necessary or convenient by the Board of Directors to ensure compliance with all applicable laws concerning money laundering and similar illicit activities. Subscriber understands and agrees that The Company or the Board of Directors may release confidential information about Subscriber and, if applicable, any underlying beneficial owners, to proper authorities if the Board of Directors, in its sole discretion, determines that it is in the best interests of The Company or its affiliates in light of relevant rules and regulations under the laws set forth above.

 (c) Subscriber understands and agrees that, if at any time Subscriber is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering and similar activities, the Board of Directors may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to, segregation and/or redemption of Subscriber's Securities, cessation of dividends, if any, to Subscriber, refusal of future subscriptions by Subscriber, and other similar acts. In the event that the Board of Directors takes any of the foregoing acts, Subscriber agrees that the Board of Directors, in its sole, absolute and reasonable discretion, may manage the remaining portion of Subscriber's

investment in The Company separate and apart from The Company's assets, including without limitation selling or otherwise disposing of such assets and reinvesting the proceeds therefrom. The rights and obligations of the Board of Directors under this Section shall expressly supersede any duties that the Board of Directors may have to Subscriber under the Act or otherwise.

(d) In addition to any remedies at law or in equity, Subscriber agrees to indemnify and hold harmless The Company, the Board of Directors, officers, shareholders and affiliates of The Company from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from any acts taken by the Board of Directors in accordance with the preceding paragraph.

7. Confidentiality. The documents, data, materials, reports and other information provided by The Company to Subscriber (collectively, the "Information") are strictly confidential and are being made available to Subscriber with the understanding and upon the condition that the Information be used only in connection with the Subscriber's review and evaluation of The Company (the "Purpose"). By acceptance and review of the Information, Subscriber hereby acknowledges and agrees, for the benefit of The Company, on behalf of itself and, if applicable, any or all of its directors, officers, employees, agents, auditors, advisors, clients, customers and brokers, including without limitation, attorneys, accountants and/or consultants (collectively, "Representatives"), to the following: not to disclose any of the Information to any person or entity or otherwise make any of the Information public; except that any of the Information may be disclosed (i) to the Subscriber's Representatives who need to know to evaluate and accomplish the Purpose, so long as such Representatives agree to be bound by the terms and conditions hereof or (ii) in order to comply with any law, order, regulation or ruling applicable to Subscriber. Subscriber is responsible for any breach of these confidentiality provisions by Subscriber and its Representatives. Notwithstanding anything provided herein to the contrary, Subscriber shall have the right to disclose to any and all persons, without limitation of any kind, the Federal income tax treatment and structure of the transactions described herein and all materials of any kind pertaining thereto (including opinions and other tax analysis).

8. Indemnification. Subscriber understands and acknowledges that The Company is relying on the representations, warranties and agreements made by Subscriber in this Agreement, and hereby agrees to indemnify The Company, and its shareholders, directors, officers, affiliates, agents and employees, and hold each of them harmless from and against any and all loss, damage, liability or expense, including reasonable attorneys' fees, that they or any of them may suffer, sustain or incur by reason of or in connection with (a) any material inaccuracy of Subscriber's representations or warranties set forth in this Agreement; (b) Subscriber's breach or failure to perform any covenant, undertaking or other agreement contained in this Agreement or any agreement or instrument delivered pursuant to this Agreement; (c) the inaccuracy or incompleteness of any information supplied by Subscriber under this Agreement; or (d) any claim, action, suit or proceeding relating to any of the foregoing (a) through (c).

9. Further Assurances. All information that Subscriber has provided to The Company is true, correct and complete as of the date hereof, and Subscriber agrees to notify the Board of Directors immediately if any representation or warranty contained in this Agreement becomes untrue at any time.

Subscriber agrees to provide such information and execute and deliver such documents with respect to itself and, if applicable, its direct and indirect beneficial owners, as the Board of Directors may from time to time reasonably request to verify the accuracy of Subscriber's representations and warranties herein, to establish the identity of Subscriber and, if applicable, the direct and indirect beneficial owners, and/or to comply with any law, rule, regulation or order to which The Company may be subject.

10. Acceptance of Subscription. Subscriber understands that this Agreement is not binding on The Company until accepted by the Board of Directors, and may be rejected by the Board of Directors in whole or in part in its absolute discretion. If so rejected, the Board of Directors shall cause the return to Subscriber, without interest or deduction, any payment tendered by Subscriber, and The Company shall have no further obligation to Subscriber hereunder. Unless and until rejected by the Board of Directors, this subscription shall be irrevocable by Subscriber.

11. Miscellaneous.

(a) Entire Agreement; Integration. This Agreement (i) constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and (ii) supersedes and preempts any and all prior and/or contemporaneous agreements and understandings, both oral and written, between the parties with respect to such subject matter.

(b) No Assignment. This Agreement is not assignable by Subscriber without the prior written consent of the Board of Directors.

(c) No Waiver. Neither this Agreement nor any provisions hereof may be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.

(d) Survival. The representations and warranties contained in this Agreement shall survive the acceptance of this Agreement and the admission of Subscriber as a shareholder of The Company.

(e) Successors. This Agreement and all the terms and provisions hereof shall be binding upon the parties hereto and their respective legal representatives, heirs, successors and assigns, except as expressly herein otherwise provided.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State, without regard to its conflict of laws principles.

(g) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

(h) Remedies. No remedy conferred hereunder is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity or by statute.

(i) Dispute Resolution. The Subscriber hereby irrevocably and unconditionally agrees that any suit, action or proceeding arising out of or related to this Agreement or The Company shall be brought only in the United States District Court for the Northern District of Illinois or in the Circuit Court of Cook County, Chicago, Illinois, and the specific choice from among the foregoing shall be

6

determined by the party initiating such suit, action or proceeding. To the fullest extent permissible by law, the Subscriber hereby consents to the personal jurisdiction, venue and forum of such courts and hereby irrevocably and unconditionally waives any claim or objection that Subscriber is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. Service of process on the Subscriber with regard to any such action may be made and is considered legally proper by mailing the process to Subscriber by certified mail to the address of Subscriber as provided on the signature page hereto or to any subsequent address to which notices shall be sent.

(j) WAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY.

(k) Electronic Transmission. Signatures to this Agreement that are transmitted electronically (i.e., via e-mail or facsimile) shall be binding.

[Signature page follows]

The undersigned are signing this Agreement as of the date stated in the introductory paragraph.

SUBSCRIBER:	
_____ Print Name of Subscriber (Individual or Entity) _____ Signature _____ Title (if Subscriber is an Entity) _____ Type of Entity (*e.g., corporation, estate, trust, partnership, limited liability company, etc.*) _____ Street Address _____ City, State, Zip _____ Telephone Number _____ Facsimile Number _____ Social Security Number/FEIN _____ Email Proposed Subscription Amount: $ _____	 TO BE COMPLETED BY THE COMPANY: ACCEPTED: SKILLICORN TECHNOLOGIES LLC By: _____ Paul Skillicorn, Chief Executive Officer Effective Date: _____ Accepted Subscription Amount: $ _____ Securities to be issued: _____shares of Common Stock.

JOINDER AGREEMENT

The undersigned hereby joins into the Shareholders Agreement of Skillicorn Technologies LLC, a Texas Limited Liability Company (the "Company"), dated _____, as amended from time to time (the "Shareholders Agreement"). Capitalized terms used but not defined in this joinder have the meanings given to them in the Shareholders Agreement. Prior to or concurrently with the execution of this joinder, the undersigned has entered into a Subscription Agreement with The Company to purchase shares of The Company's capital stock (the "Subscription Agreement").

Upon its signing of this joinder, the undersigned will become a party to the Shareholders Agreement as a Shareholder.

The undersigned hereby (i) agrees to be bound by and subject to all terms, conditions and obligations of the Shareholders Agreement, (ii) joins the Shareholders Agreement as a Shareholder with the same force

and effect as if the undersigned where a signatory thereto, and (iii) confirms and agrees to be bound by the covenants, representations and warranties contained in the Shareholders Agreement.

Any notice as provided in the Shareholders Agreement shall be delivered to the undersigned at the undersigned's address as set forth in the Subscription Agreement.

This joinder is effective as of _____, 2019.

_____ Print Name Individual or Entity)

_____ Signature

_____ Title (if an Entity)

_____ Type of Entity
(*e.g., corporation, estate, trust, partnership, limited liability company, etc.*)

EXHIBIT B:

Certificate of Formation and Bylaws

Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	**Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 803422630 09/17/2019 Document #: 914311920002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

STL Texas: Brownsville & Cameron County, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Paul William Skillicorn

C. The business address of the registered agent and the registered office address is:

Street Address:
4361 South Congress Avenue, Unit 510   Austin TX 78745

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Manivannan   Ramachandran**

Address: **8 Stags Way   Isleworth, Middlesex UK TW7 5PG**

Director 2: **Paul   William Skillicorn**

Address: **4361 South Congress Avenue, Unit 510   Austin TX, USA 78745**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
1000000	☐ A. has a par value of $ ☑ B. without par value.		

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

BY-LAWS

OF

STL TEXAS: BROWNSVILLE & CAMERON COUNTY, INC.

ARTICLE I
Offices

1.1   Registered Office – The registered office of the Corporation shall be 4361 South Congress Ave., Austin, Texas 78745. The Board of Directors shall have authority to change the registered office of the Corporation from time to time, and any such change shall be registered by the Secretary of the Corporation with the Secretary of the State of Texas.

1.2   Offices – The Corporation may have such other offices, including its principal business office, either within or without the State of Texas, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

ARTICLE II
Corporate Seal

2.1   Corporate Seal – The Corporation may, but need not, have a corporate seal, and the use or nonuse of a corporate seal shall not affect the validity, recordability or enforceability of a document or action. If the Corporation has a corporate seal, the corporate seal shall have inscribed thereon the name of the Corporation, and the words "Corporate Seal" and when so directed by the Board of Directors a duplicate of the seal may be kept and used by the Secretary or Treasurer or by any Assistant Secretary or Assistant Treasurer.

ARTICLE III
Shareholders

3.1   Annual Meeting – The annual meeting of the shareholders shall take place each year on such day and at such hour as shall be fixed by the Board of Directors and shall be held at the principal business office of the Corporation, or at such place as is designated by the Board of Directors or by written consent of all the shareholders entitled to vote thereat, at which time the shareholders, voting as provided in the Articles of Incorporation, shall elect a Board of Directors for the ensuing year, and shall transact such other business as shall properly come before them.

3.2   Special Meetings – A special meeting of the shareholders may be called at any time by the holders of a majority of the outstanding shares or by the Board of Directors for any purpose and at a place and on such day and at such hour as is fixed in the call of the meeting.

3.3   Notice of Meetings – Notice of each meeting of shareholders shall be in writing and shall state the place, day and hour of the meeting. Notice of a special meeting shall also state

the purpose or purposes for which the meeting is called and shall indicate who called the meeting. A copy of the notice of any meeting shall be given, personally, by facsimile or by mail, not less than ten (10) nor more than fifty (50) days before the date of the meeting, to each shareholder entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at such address as appears on the record of shareholders, or, if the shareholder shall have filed with the Secretary a written request that notices be mailed to some other address, then directed to the shareholder at such other address. Notice of meeting of shareholders need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, whether in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

3.4   Presiding Officer – At each meeting of shareholders, the Chairman, or in the Chairman's absence the Chief Executive Officer or the President, shall preside and the Secretary, or in the Secretary's absence an Assistant Secretary, shall act as secretary of the meeting. If none of those designated to preside or to act as secretary of the meeting shall be present, the shareholders present in person or by proxy and entitled to vote at the meeting shall select someone to preside or to act as secretary, as may be needed.

3.5   Quorum – At each meeting of shareholders, the holders of a majority of the shares entitled to vote thereat, present in person or by proxy shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting, at which a quorum of the shareholders is present, may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum. In the case a quorum is not present at any meeting, those present shall have the power to adjourn the meeting from time to time, without notice or other announcement at the meeting, until the requisite number of voting shares shall be represented, and business may be transacted at such reconvened meeting which might have been transacted at the meeting which was adjourned.

3.6   Voting – At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy duly appointed by an instrument in writing subscribed by such shareholder. Each shareholder shall have one (1) vote for each share having voting power standing in his or her name on the books of the Corporation. Upon the demand of any shareholder, the vote for Director, or the vote upon any question before the meeting shall be by ballot. All elections and questions shall be decided by a majority vote of the number of shares entitled to vote and represented at any meeting at which there is a quorum, except in such cases as shall otherwise be required by statute, the Certificate of Formation, these By-Laws or by agreement approved by a majority of all shareholders. Cumulative voting for Directors shall be permitted in accordance with Texas Statutes.

3.7   Proxies – Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for her or him by proxy. Every proxy must be signed by the shareholder or the shareholder's attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of

the shareholder executing it, except as otherwise provided by law. Each proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting.

3.8   List of Shareholders at Meetings – A list of shareholders as of the record date, certified by the corporate officer responsible for its preparation or by a transfer agent, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder.

3.9   Closing Transfer Books – The Board of Directors may close the stock transfer books for a period of time not exceeding forty (40) days preceding the date of any meeting of shareholders, payment of dividend, allotment of rights, change, conversion or exchange of capital stock or the date of obtaining consent of shareholders for any purpose.

3.10   Record Date – In lieu of closing the stock record books, the Board of Directors may fix in advance a date, not exceeding forty (40) days preceding the date of any of the aforesaid events as a record date for the determination of shareholders entitled to notice of and to vote any such meeting and any adjournment thereof, or to receive any such dividend or allotment of rights, or to exercise the rights in respect to any change, conversion or change of capital stock or to give such consent, and in such case only such shareholders on the record date so fixed shall be entitled to receive notice of and to vote at such meeting and any adjournment thereof, or to receive such dividend or allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date so fixed. If the stock transfer books are not closed and no record date is fixed for such determination of the shareholders of record, the date on which notice of the meeting is mailed, or the date of adoption of a resolution of the Board of Directors declaring a dividend, allotment or rights, change, conversion or exchange of capital stock or to give such consent, as the case may be, shall be the record date for such determination of shareholders. A determination of shareholders entitled to vote shall apply to any adjournment of such meeting except when the date of determination or the closing of the stock transfer book exceeds forty (40) days preceding such adjourned meeting, in which event a new meeting must be called.

3.11   Order of Business – The meetings of the shareholders shall be conducted in accordance with Roberts Rules of Order, Revised, and the suggested order of business at the annual meeting, and so far as possible at all other meetings of the shareholders, shall be:

1.   Calling of roll.
2.   Proof of due notice of meeting, or unanimous waiver.
3.   Determination of quorum and examination of proxies.
4.   Announcement of availability of voting list.
5.   Reading and disposal of any unapproved minutes.
6.   Annual reports of all officers and committees.
7.   Unfinished business.
8.   New business.
9.   Election of Directors.
10.   Adjournment.

3.12   Consent of Absentees – No defect in the calling or giving notice of a shareholders' meeting will affect the validity of any action at the meeting if a quorum was present, and if each shareholder not present in person or by proxy signs a written waiver of notice, consent to the holding of the meeting, or approval of the minutes, either before or after the meeting, and those waivers, consents, or approvals are filed with the corporate records or made a part of the minutes of the meeting.

3.13   Action without Meeting – Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting and notice thereof if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter set forth. Such action shall become effective when it has been signed by all of the shareholders, unless a different effective time is provided in the written action.

3.14   Electronic Communications – Subject to the notice provisions required by these By-Laws and by Texas Statutes, shareholders may participate in and hold a meeting by means of conference telephone or similar communications equipment by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully convened.

ARTICLE IV
Directors

4.1   General Powers – The property, affairs and business of the Corporation shall be managed by the Board of Directors, subject to shareholder management set forth in the Texas Statutes. The Board of Directors may, by contract or otherwise, give general or limited or special power and authority to the officers and employees of the corporation to transact the general business, or any special business, of the corporation, and may give powers of attorney to agents of the corporation to transact any special business requiring authorization.

4.2   Number – The Board shall consist of two or more Directors. The number of Directors shall be determined from time to time by resolution of the shareholders subject to increase by resolution adopted by a majority of the entire Board of Directors. The Directors elected shall hold office until the next annual meeting of shareholders and until their successors are elected and qualified.

4.3   Qualifications and Term of Office – Directors need not be shareholders or residents of the State of Texas, but shall be natural persons. Directors shall be elected by the shareholders at the annual meeting and shall hold office until the next annual meeting or until the Director's successor has been elected and qualified.

4.5   Regular Meetings – As soon as practical after each annual meeting of shareholders, or such interval as is determined by a majority of the shareholders, the Board of Directors shall meet for the purposes of organization, choosing the Chairman of the Board and

the Officers of the Corporation and for the transaction of other business at the place where the shareholders meeting is held or at the place where regular meetings of the Board of Directors are held. Other regular meetings of the Board shall be held at such times as may from time to time be fixed by resolution of the Board.

4.6   Special Meetings – Special meetings of the Board of Directors may be held at such time and place as may from time to time be designated in the notice or waiver of notice of the meeting. Special meetings of the Board of Directors may be called by the Chairman or by any two Directors.

4.7   Notice of Meetings – Notice of regular meetings of the Board of Directors need not be given. Notice of each special meeting shall be mailed to each Director, addressed to the address last given by each Director to the Secretary or, if none has been given, to the Director's residence or usual place of business, at least five days before the day on which the meeting is to be held, or shall be sent to the Director by telegraph, cable, wireless, facsimile, email or similar means so addressed or shall be delivered personally or by telephone, at least five days before the time the meeting is to be held. Each notice shall state the time and place of the meeting but need not state the purposes thereof except as otherwise expressly provided. Notices of any such meeting need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice.

4.8   Quorum – A majority of the Board of Directors shall constitute a quorum for the transaction of business; provided, however, that if any vacancies exist by reason of death, resignation or otherwise, a majority of the remaining Directors, shall constitute a quorum for the conduct of business. If less than a quorum is present at any meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

4.9   Manner of Acting – The affirmative vote of a majority of the Directors present at the time of the vote, if a quorum is present at that time, is required for an action of the Board except as otherwise provided for elsewhere in this Article. Absent Directors may give advance written consent or opposition to a proposal in accord with Texas Statutes. Such consent or opposition to a proposal shall not constitute presence for purposes of determining the existence of a quorum.

4.10   Chairman of Board – The Chairman of the Board shall preside at all meetings of the shareholders and of its Board of Directors and shall exercise such supervision and direction as the Board prescribes over the more significant matters of policy affecting the affairs of the Corporation, including particularly its financial and fiscal affairs.

4.11   Order of Business – The meetings shall be conducted in accordance with Roberts Rules of Order, Revised, and the suggested order of business at any meeting of the Directors shall be:

1.   Roll call.

2.   Proof of due notice of meeting, or unanimous consent, or unanimous presence and declaration by Chairman

3.   Reading and disposal of any unapproved minutes.

4.   Reports of officers and committees.

5.   Election of officers.

6.   Unfinished business.

7.   New business.

8.   Adjournment.

4.12   <u>Electronic Communications</u> – A conference among Directors by any means of communication through which the Directors may simultaneously hear each other during the conference constitutes a Board meeting, if the number of Directors would be sufficient to constitute a quorum at said meeting. Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a telephone conference or similar communications device allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

4.13   <u>Action Without a Meeting</u> – Any action required to be taken at a meeting of Directors, or any other action which may be taken at a meeting of the Directors, may be taken without a meeting and notice thereof if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter set forth.

4.14   <u>Executive and Other Committees of Directors</u> – The Board of Directors may, by unanimous affirmative action of the entire Board, designate two or more of their number to constitute a committee, which, to the extent determined by unanimous affirmative action of the entire Board, shall have and exercise the authority of the Board in the management of the business of the corporation. Any such executive committee shall act only in the interval between meetings of the Board, and shall be subject at all times to the control and direction of the Board.

4.15   <u>Resignation and Removal</u> – Any Director may resign at any time by giving written notice to the Chairman or to the Secretary. Such resignation shall take effect at the time specified therein or, if no time be specified, then on delivery and, unless otherwise specified therein, the acceptance of such resignation by the Board of Directors shall not be needed to make it effective. Any or all of the Directors may be removed, at any time, with or without cause, by vote of the shareholders at a special meeting of the shareholders, and any vacancy thereby created may be filled at said meeting by vote of the shareholders and, if not so filled, then by the Directors as provided in Section 4.15 of this Article.

4.16   <u>Vacancies</u> – Newly created Directorships resulting from an increase in the number of Directors and vacancies occurring in the Board of Directors for any reason may be filled by vote of a majority of the Directors then in office, even if less than a quorum exists. A Director elected to fill a newly created Directorship or a vacancy shall hold office until the next annual meeting of shareholders and until such Director's successor has been elected and qualified.

4.17   <u>Interested Directors</u> – Any contract or other transaction between the corporation and any of its Directors (or any corporation or firm in which any of its Directors is directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Director's participation in that meeting. The foregoing shall apply only if the interest of each Director is known or disclosed to the Board of Directors and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the entire Board. The foregoing shall also apply only if the contract or transaction is just and reasonable to the corporation at the time it is authorized and ratified. This section shall not be construed to invalidate any contract or transaction that would be valid in the absence of this paragraph.

4.18   <u>Compensation</u> – Directors and any members of any committee of the Corporation contemplated by these By-Laws or otherwise provided for by resolution of the Board of Directors, shall receive such compensation therefore as may be determined from time to time by resolution of the Board of Directors. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving proper compensation therefor.

ARTICLE V
Officers

5.1   <u>Officers Enumerated</u> – The officers of the Corporation shall be a Chief Executive Officer, a President/Chief Operating Officer, a Chief Financial Officer and such other officers as the Board deems necessary, to include, but not necessarily limited to, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, assistant officers and agents as may from time to time be chosen by the Board of Directors. Any two offices except those of Chief Executive Officer and President may be held by one person.

5.2   <u>Election, Term of Office and Qualifications</u> – At the regular meeting of the Board of Directors following the annual meeting of shareholders, the Board shall elect from their number a Chief Executive Officer and a President. At any regular or special meeting, the Board may, from within or without their number, elect a Chief Financial Officer, one or more Vice Presidents, a Secretary, a Treasurer and such other officers and assistant officers as may be deemed advisable. Such officers shall hold office until their successors are elected and qualify; provided, however, that any officer may be removed with or without cause by the affirmative vote of a majority of the whole Board of Directors. Should a vacancy occur for any reason in the office of Chief Executive Officer, Chief Financial Officer, or President, the Board shall fill such vacancy from among their number at the next regular or special meeting of the Board taking place after the vacancy occurs.

5.3   <u>The Chief Executive Officer</u> –   If an office of Chairman of the Board is not filled, the Chief Executive Officer shall also perform the duties set forth in Section 4.10. If an office of Chairman of the Board is not filled, the Chief Executive Officer shall also perform the duties set forth in Section 4.10. The Chief Executive Officer shall:

1. Have general active management of the business of the Corporation;

2. See that all orders and resolutions of the Board are carried into effect;

3. Sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation;

4. Maintain records of and, whenever necessary, certify all proceedings of the Board and the shareholders;

5. Render to the Board, whenever requested, an account of all transactions by the Chief Executive Officer and of the business condition of the Corporation; and

6. Perform other duties prescribed by the Board;

5.4 President/Chief Operating Officer - In the absence of the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties set forth in Section 5.3. The President, as Chief Operating Officer of the Corporation, shall:

1. Have full operational responsibilities for the day-to-day activities of the Corporation;

2. In the absence of the Chief Executive Officer, sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person;

3. Render to the Chief Executive Officer and the Board, whenever requested, an account of all transactions by the Chief Operating Officer and of the operational condition of the Corporation; and

4. Perform other duties prescribed by the Board or by the Chief Executive Officer subject to approval of the Board.

5.5 Chief Financial Officer – The Chief Financial Officer shall:

1. Keep accurate financial records for the Corporation;

2. Deposit all money, drafts and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board;

3.	Endorse for deposit all notes, checks and drafts received by the Corporation as ordered by the Board, making proper vouchers therefor;

4.	Disburse corporate funds and issue checks and drafts in the name of the Corporation, as ordered by the Board;

5.	Render to the Chief Executive Officer, the Chief Operating Officer and the Board, whenever requested, an account of all transactions by the Chief Financial Officer and of the financial condition of the Corporation; and

6.	Perform other duties prescribed by the Board or by the Chief Executive Officer subject to Board approval.

5.7	Vice President – Each Vice President shall have such powers and shall perform such duties as may be specified in these By-Laws or prescribed by the Board of Directors. In the event of absence or disability of the President, a Vice President shall succeed to his powers and duties in the order in which they are elected or as otherwise prescribed by the Board of Directors. A Vice President who is not a Director shall not succeed to the office of President.

5.8	Secretary – The Secretary shall be Secretary of and shall attend all meetings of the shareholders and Board of Directors. The Secretary shall

1.	Act as clerk thereof and shall record all the proceedings of such meetings in the Minute Book of the Corporation;

2.	Give proper notice of meetings of shareholders and Directors;

3.	Keep the seal of the Corporation and shall affix the same to any instrument requiring it and shall attest the seal by his or her signature;

4.	With the President or any Vice President, acknowledge all certificates for shares of the Corporation and shall perform such other duties as may be prescribed from time to time by the Board of Directors.

5.9	Treasurer – Unless otherwise determined by the Board, the Treasurer shall be the Chief Financial Officer of the Corporation. If an officer other than the Treasurer is designated Chief Financial Officer, the Treasurer shall perform such duties as may be prescribed by the Board of Directors or the Chief Executive Officer from time to time.

5.10	Assistant Officers – In the event of absence or disability of any Vice President, Secretary or Treasurer, such assistant to such officers shall succeed to the powers and duties of the absent officer in the order in which they are elected or as otherwise prescribed by the Board of Directors until such principal officer shall resume his or her duties or a replacement is elected

by the Board of Directors. Such assistant officers shall exercise such other powers and duties as may be delegated to them from time to time by the Board of Directors, but they shall be subordinated to the principal officer they are designated to assist.

5.11   Officers Shall Not Lend Corporate Credit – Except for the proper use of the Corporation, no officer of this Corporation shall sign or endorse in the name or on behalf of this Corporation, or in his official capacity, any obligations for the accommodation of any other party or parties, nor shall any check, note, bond, stock certificate or other security or thing of value belonging to this Corporation be used by any officer or director as collateral for any obligation other than valid obligations of this Corporation.

5.12   Delegation – Unless prohibited by a resolution of the Board of Directors, an officer elected or appointed by the Board may delegate in writing some or all of the duties and powers of his or her office to other persons.

5.13   Compensation – The salaries and other compensation of all officers of the Corporation shall be fixed by the Board of Directors. Nothing herein contained shall be construed to preclude any officer from serving the Corporation as a Director, consultant or in any other capacity and receiving proper compensation therefor.

5.14   Judgments Regarding Excessive Compensation – In the event that the Internal Revenue Service of the United States or the Department of Taxation of the State of Texas, or like department of any other state in which the Corporation does business determines, and such determination is final after exhausting appeals or due to lack of appeal thereof by an officer of the Corporation, that the salary or other compensation or any reimbursements for travel and expense allowances paid to or provided for an officer or officers is excessive and therefore not deductible as an ordinary business expense by the Corporation, the officer or officers receiving such amount or benefit shall pay back to the Corporation the value thereof so deemed to be excessive and the Corporation shall be authorized to withhold such amount from amounts due or to be due such officer or officers.

ARTICLE VI
Indemnification

6.1   Authority of Board of Directors – The Corporation acting through its Board of Directors or as otherwise provided in this By-Law, shall exercise as fully as may be permitted from time to time by the statutes and decisional law of the State of Texas or by any other applicable rules or principals of law its power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

6.2 Standard for Indemnification – Any person described in Section 6.1 may be indemnified by the Corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

6.3 No Presumptions Resulting From Termination of Actions – The determination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, have reasonable cause to believe that his or her conduct was unlawful.

6.4 Mandatory Indemnification – To the extent that any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this By-Law, or in defense of any claim, issue or matter within this By-Law, he or she shall be indemnified against expenses, including attorneys'' fees, actually and reasonably incurred by him or her in connection therewith.

6.5 Determination – Any indemnification under Section 6.1, unless ordered by a Court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who are not parties to such action, suit or proceeding or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

6.6 Advance Payment – The expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the manner provided in Section 6.5 upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this By-Law.

6.7 Continuance of Indemnification – The indemnification provided by this By-Law shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.8 Not Exclusive Remedy – The indemnification provided by this By-Law shall not exclude any other right to which an officer may be entitled under any agreement, vote of stockholders or disinterested Directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall not imply that the corporation may not provide lawful indemnification not expressly provided for in this By-Law. Nothing contained in this By-Law shall affect any rights to indemnification to which

corporate personnel other than Directors and officers may be entitled by contract and otherwise under law.

6.9   Insurance – The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, provided, that no indemnification shall be made under any policy of insurance for any act which could not be indemnified by the Corporation under this By-Law.

6.10   Notice of Indemnification – If, under this By-Law, any expenses or other amounts are paid by way of indemnification, otherwise than by Court order or action by the shareholders, the Corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of Directors a statement specifying the persons paid, the amounts paid and the nature and status of the litigation or threatened litigation at the time of such payment.

ARTICLE VII
Shares and Their Transfer

7.1   Certificated or Uncertificated Shares – The shares of this Corporation shall be either certificated or uncertificated.

7.2   Certificates of Shares – Every owner of shares of the Corporation shall be entitled to have one or more certificates, to be in such form as the Board of Directors prescribes, certifying the number of shares of the Corporation owned by him or her. The certificates for such shares shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by an officer of the Corporation. The certificates shall contain on the faces or backs all recitations or references required by law. A record shall be kept of the name of the person, firm or corporation owning the shares represented by each such certificate, the number of shares represented by such certificate, and the respective issue dates thereof, and in the case of cancellation, the respective dates of cancellation. A canceled certificate or certificates shall not be issued in exchange for any existing certificate until such existing certificate shall have been so canceled except in cases provided for in Section 7.5 of this Article VII.

7.3   Facsimile Signature – Where any certificate is manually signed by a transfer agent, a transfer clerk or by a registrar appointed by the Board of Directors to perform such duties, a facsimile or engraved signature of the proper officer of the Corporation authorized by the Board of Directors may be inscribed on the certificate in lieu of the actual signature of such officer. The fact that a certificate bears the facsimile signature of an officer who has ceased to hold office shall not affect the validity of such certificate if otherwise validly issued.

7.4   Issuance of Shares – Subject to the provisions and limitations of Article VI of the Articles of Incorporation, the Board of Directors is authorized to cause to be issued shares of the Corporation, to the full amount of such authorized shares, and at such times as may be determined by the Board of Directors as may be permitted by law.

7.5   Lost, Stolen or Destroyed Certificates – Any shareholder claiming a certificate of stock to be lost, stolen or destroyed shall make an Affidavit or affirmation of that fact in such form as the Board of Directors may require, and shall, if the Directors so require, give the Corporation a bond of indemnity in form and with one or more sureties satisfactory to the Board, in an amount determined by the Board of Directors not exceeding double the value of the stock represented by such certificate to indemnify the Corporation, against any claim that may be made against it on account of the alleged loss, theft or destruction of such certificate; whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to have been lost, stolen or destroyed.

7.6   Treasury Stock – Treasury stock shall be held by the Corporation subject to disposal by the Board of Directors, in accordance with the Articles and these By-Laws, and shall not have voting rights or participate in dividends.

7.7   Inspection of Books by Shareholders – Shareholders, beneficial owners or a holder of a voting trust certificate, shall be permitted to inspect the books of the Corporation including the share register at all reasonable times upon demonstrating a proper purpose for the examination.

7.8   Indebtedness of Shareholders – The Corporation shall have a first lien on all the shares of its capital shares and upon all dividends declared upon the same for any indebtedness of the respective holders thereof to the Corporation.

7.9   Transfer Agent and Registrar – The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars and may require all certificates for shares to bear the signature or signatures of any of them.

7.10   Transfer of Shares – Transfer of shares on the books of the Corporation may be authorized only by the shareholder named in the certificate, or the shareholder's legal representative, or duly authorized attorney-in-fact, and upon surrender for cancellation of the certificate or certificates for such shares. The shareholder in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided, that when any transfer of shares shall be made as collateral security, and not absolutely, such facts, if known to the Secretary of the Corporation, or to the transfer agent, shall be so expressed in the entry of transfer.

7.11   Void Transfers – No holder of shares of the Corporation shall sell or otherwise dispose of his or her shares, or any rights or interest in them to any person other than a wife, husband or the shareholder's child by birth or legal adoption, or to a corporation controlled by any combination of the shareholder and/or the shareholder's wife, husband and children by birth or legal adoption without first offering to sell them to the Corporation and the other shareholders

in the manner set forth in Sections 7.12 through 7.18 of this Article. Any sale or other disposition of the shares in violation of the provisions of this section shall be null and void.

7.12   Notice of Intent to Sell – Any shareholder desiring to sell, or otherwise dispose of, all or any part of his or her shares in the corporation, or of an interest in them, shall give written notice of that fact to the corporation and all shareholders of record, except notice is not required for transfers permitted by Section 7.11 of this Article. Notice to the corporation must be given by registered or certified mail, return receipt requested, addressed to the Secretary of the Corporation or the Chairman of the Corporation at the Corporation's principal executive office or delivered in person to the Secretary of the Corporation or the Chairman of the Corporation. Notice may be delivered to the shareholders personally or may be mailed to the last known address of the shareholders, as the same may appear on the books of the Corporation. The notice must designate all terms of the proposed sale or disposition, including the number of shares to be sold or otherwise disposed of, the name of the proposed purchaser or recipient, the price per share agreed on in good faith between the shareholder and the proposed purchaser or recipient, and the total amount thereof.

7.13   Offer by Corporation. – Within sixty (60) days after receipt by the Corporation of the notice, if the Corporation desires to purchase any part or all of the shares, it must mail or deliver to the offering shareholder a written offer to purchase the shares if the proposed transfer is bona fide at the price and on the terms stated in the notice. The exercise or non-exercise of the Corporation's option shall be made by the Corporation acting solely through the non-selling shareholders.

7.14   Offer by Shareholders – Within thirty (30) days following the date of closing of the purchase, if any, contemplated pursuant to Section 17.13 of this Article, any shareholder or shareholders desiring to purchase any part or all of the shares referred to in the notification shall deliver by mail or otherwise to the Secretary of the Corporation a written offer or offers to purchase a specified number of the shares at the price and on the terms stated in the notification.

7.15   Allocation of Shares – An offer by the Corporation shall preempt all other offers to purchase shares. If the Corporation shall not elect to purchase all the shares, and if the total number of shares specified in the offers from the shareholders exceeds the number of shares remaining, the shares to be sold shall be allocated among the offering shareholders pro rata to the number of shares owned by each such shareholder.

7.16   Purchase in Excess of Pro Rata Amount – If all the shares referred to in the notification are not disposed of under the apportionment herein provided, each shareholder desiring to purchase more than his or her pro rata amount, as provided above, shall be entitled to purchase such proportion of the remaining shares as the total number of shares held by all the shareholders desiring to purchase additional shares, or all of the remaining shares if there is no other shareholder desiring to purchase additional shares.

7.17   Sale to Third Party – Unless all of the offered shares have been purchased by the Corporation or by the shareholders or by both within a period of ninety (90) days after the mailing or delivery of the notice to the Secretary required by Sections 7.1 through 7.16, all the

offered shares shall be released from these restrictions, provided, however, that the shares shall be released solely for the purpose of the proposed sale and that the sale shall not be at a price less than or terms better than offered to the Corporation or remaining shareholders herein without first offering to sell said shares to the Corporation and to the remaining shareholder, on a pro rata basis among them, at such lesser price and upon the same terms, which offer must be accepted by the Corporation (acting solely through the remaining shareholders) or the remaining shareholders within thirty (30) days of the offer; and provided further that the sale or other disposition be completed within thirty (30) days after the ninety (90) days referred to above. The Corporation and the remaining shareholders may acquire said shares in such amounts to each of them as they desire, provided, however, that if they in fact accept the offer, all of the shares of the selling shareholder must be purchased, whether solely by the Corporation, solely by the remaining shareholders, or a part by the Corporation and a part by the remaining shareholders. After completion of the sale or disposition, or after the expiration of the thirty (30) days the sale or disposition must be completed, whichever occurs first, the shares shall again be and remain subject to the restrictions on sale or other disposition imposed by this Section.

   7.18   Transfer Restrictions Endorsed on Share Certificates – On the face of each share certificate shall appear a conspicuous statement that the shares are subject to certain restrictions on transfer set forth in full in the By-Laws of the Corporation, and that a copy of that document is available to the holder of the certificate at no charge on written request to the corporation at its registered office address.

   7.19   Restrictions Binding Upon Heirs, Successors, and Permitted Assigns – All the terms, conditions, and provisions of this Article restricting the sale or other disposition of shares of the corporation, or of an interest in them, shall apply to and bind the heirs, successors, or assigns of each of the owners or holders of any of those shares.

   7.20   Sale or Transfer of Shares With Shareholder's Written Consent – Notwithstanding anything in these By-Laws to the contrary, any or all shares of the corporation may be sold, transferred, or otherwise disposed of, or hypothecated without restriction, provided written assent or approval of the proposed sale, transfer, other disposition, or hypothecation is obtained and signed by the holders of not less than all of the shares of this corporation entitled to vote. All such consents or approvals shall be filed with the Secretary of the corporation.

   7.21   Terms and Conditions of Purchase – The closing of any purchase of shares made under this agreement shall take place at a time and place mutually agreeable to the seller and each buyer, but no later than thirty (30) days following the giving of the latest notice of exercise of an option in respect of the particular transaction.

   7.22   Payment of Purchase Price – The purchase price to be paid to the selling shareholder by the Corporation or its shareholders shall be paid in the following manner: Twenty-five Percent (25%) percent of said amount as a down payment and the balance plus interest on the unpaid balances from time to time remaining at the rate of the published prime rate of interest at The Wells Fargo Bank on the date of closing of the sale of the shares; provided, however, that the rate of interest to be paid on any portion of the purchase price remaining unpaid as of the last day of each and every calendar year (December 31st) after said sale of share

shall be adjusted to the said published prime rate of interest at said depository bank on the last business day of said year, which rate shall remain in effect until the following December 31st, at which time the rate of interest shall again be adjusted as herein provided; payable in equal monthly principal installments plus accrued interest to date of payment (commencing one (1) month from date of down payment) over a period of thirty-six (36) months. Said deferred payment shall be evidenced by a negotiable Promissory Note. Said Note shall be subject to prepayment in whole or in part at any time without penalty and shall be secured by a pledge of the shares purchased in the form and content approved by the Board of Directors and in effect at the time the selling shareholder provided notice of intent to sell to the Corporation.

      7.23   <u>Closing</u> – Upon receiving payment of the purchase price in cash and delivery of any necessary Promissory Note and pledge as aforesaid, the selling shareholder shall execute and deliver to the Corporation such instruments as shall be necessary to transfer complete title to the shares of the Corporation purchased by the Corporation and the remaining shareholders pursuant to this Article, subject, however, to said Pledge Agreement. All certificates representing the shares being transferred shall be properly endorsed for transfer and with all necessary Texas state transfer tax stamps affixed (or funds in lieu thereof provided).

ARTICLE VIII
Dividends, Surplus, Etc.

      8.1   <u>Dividends</u> – Subject to the provisions of the Articles of Incorporation and of these By-Laws, the Board of Directors may declare dividends from the net profits or net assets of the Corporation available for dividends whenever, and in such amounts as, in its opinion, the condition and the affairs of the Corporation shall render it advisable.

      8.2   <u>Use of Surplus, Reserves</u> – Subject to the provisions of the Articles of Incorporation and of these By-Laws, the Board of Directors in its discretion may use and apply any of the net profits or net assets of the Corporation available for such purpose in purchasing or acquiring any of the shares of the capital stock of this Corporation in accordance with law, or any of its bonds, debentures, notes, script or other securities or evidences of indebtedness or from time to time may set aside from its net assets or net profits such sum or sums as it, in its absolute discretion, may think proper as a reserve fund to meet contingencies, or for the purpose of maintaining or increasing the property or business of the Corporation or for any other purpose it may think conducive to the best interest of the Corporation.

ARTICLE IX
Financial and Property Management

      9.1   <u>Fiscal Year</u> – The fiscal year of the Corporation shall end on December 31 of each year.

      9.2   <u>Audit of Books and Accounts</u> – The books and accounts of the Corporation shall be audited at such times as may be ordered by the Board of Directors.

9.3   Contracts – The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

9.4   Checks – All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by the Chief Financial Officer or such other officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

9.5   Deposits – All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

9.6   Voting Securities Held by Corporation – Unless otherwise ordered by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the corporation (i) to attend and to vote at any meeting of security holders of other companies in which the Corporation may hold securities; (ii) to execute any proxy for such meeting on behalf of the Corporation; and (iii) to execute a written action in lieu of meeting. The Chief Executive Officer shall possess and may exercise any and all rights and powers incident to the ownership of such securities that the Corporation might have possessed and exercised if it had been present. The Board of Directors may, from time to time, confer like powers upon any other person or persons.

9.7   Purchase and Sale of Securities – Unless otherwise ordered by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the Corporation to purchase, sell, transfer or encumber securities of any other company owned by the Corporation which represent not more than Ten Percent (10%) of the outstanding securities of such issue, and may execute and deliver such documents as may be necessary to effectuate such purchase, sale, transfer or encumbrance. The Board of Directors may from time to time confer like powers upon any other person or persons.

ARTICLE X
Waiver of Notice

10.1   Requirement of Waiver in Writing – Whenever any notice is required to be given by these By-Laws or the Articles of Incorporation of the Corporation or any of the corporate laws of the State of Texas, a waiver thereof in writing, signed by the person or persons entitled to said notice, either before, at or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE XI
Amendments

11.1   <u>Power to Amend</u> – The Board of Directors of the Corporation is expressly authorized to make By-Laws of the Corporation and from time to time to alter or repeal By-Laws so made, with the exception of Sections 7.11 through 7.23 herein, to the extent and in the manner prescribed by the Texas Statutes in effect and as amended. In so acting, the Board of Directors may do so only upon vote of Sixty-six Percent (66%) of the entire Board of Directors then in office at any meeting, provided that notice of such proposal of amendment shall have been given to the Directors in the notice of such meeting. Such authority in the Board of Directors is subject to the powers of the voting shareholders to enact change or repeal such By-Laws by a Sixty-six Percent (66%) vote of the shareholders, present and represented at any regular meeting or at any special meetings called for that purpose. Sections 7.11 through 7.23 herein may only be amended with the unanimous consent of the shareholders and this power itself may be altered or repealed only with the unanimous consent of the shareholders.

The undersigned, Paul Skillicorn, Chairman of STL Texas: Brownsville & Cameron County, Inc., hereby certifies that the foregoing By-Laws were adopted as the complete By-Laws of the Corporation at a duly called meeting of the first Board of Directors of said corporation on the 17th day of September, 2019.

DIRECTORS:

_____
Paul Skillicorn

/s/Manivannan Ramachandran

_____
Manivannan Ramachandran

ATTEST:

                                                    _____
                                                         Paul Skillicorn, Treasurer

EXHIBIT C:

Financial Statement(s) and Certification Letter

I, Paul Skillicorn certify that:

(1) the financial statements of **STL Texas Brownsville & Cameron County** included in this Form are true and complete in all material respects; and

(2) the tax return information of **STL Texas Brownsville & Cameron County** (not) included in this Form (due to no income) reflects accurately the information reported on the (non-existent) tax return for **STL Texas Brownsville & Cameron County** for the fiscal year ended 12/31/2020

Managing Member, March 2, 2021

STL Texas Brownsville & Cameron County

Balance Sheet
As of 3/1/2021

(Unaudited)

Assets

Current Assets

Cash		$0.00
Accounts receivable		$0.00
Inventory		$0.00
Prepaid expenses		$0.00
Short-term investments		$0.00
	Total current assets	$0.00

Fixed (Long-Term) Assets

Long-term investments		$0.00
Property, plant, and equipment		$0.00
(Less accumulated depreciation)		$0.00
Intangible assets		
	Total fixed assets	$0.00

Other Assets

Deferred income tax		
Other		
	Total Other Assets	$0.00

Total Assets — **$0.00**

Liabilities and Owner's Equity

Current Liabilities

Accounts payable		$0.00
Short-term loans		$0.00
Income taxes payable		$0.00
Accrued salaries and wages		$0.00
Unearned revenue		$0.00
Current portion of long-term debt		$0.00
	Total current liabilities	$0.00

Long-Term Liabilities

Long-term debt		$0.00
Deferred income tax		$0.00
Other		$0.00
	Total long-term liabilities	$0.00

Owner's Equity

Owner's investment		$0.00
Retained earnings		$0.00
Other		
	Total owner's equity	$0.00

Total Liabilities and Owner's Equity — **$0.00**

SKILLICORN
RETHINKING TOTAL SUSTAINABILITY

STL Texas Brownsville & Cameron County

Income Statement
As of 3/1/2021

(Unaudited)

Revenue

Sales revenue	$0.00
(Less sales returns and allowances)	$0.00
Service revenue	$0.00
Interest revenue	$0.00
Other revenue	$0.00
Total Revenues	**$0.00**

Expenses

Advertising	$0.00
Bad debt	$0.00
Commissions	$0.00
Cost of goods sold	$0.00
Depreciation	$0.00
Employee benefits	$0.00
Furniture and equipment	$0.00
Insurance	$0.00
Interest expense	$0.00
Maintenance and repairs	$0.00
Office supplies	$0.00
Payroll taxes	$0.00
Rent	$0.00
Research and development	$0.00
Salaries and wages	$0.00
Software	$0.00
Travel	$0.00
Utilities	$0.00
Web hosting and domains	$0.00
Other	$0.00
Total Expenses	**$0.00**

Net Income Before Taxes	$0.00
Income tax expense	$0.00
Income from Continuing Operations	**$0.00**

Below-the-Line Items

Income from discontinued operations	$0.00
Effect of accounting changes	$0.00
Extraordinary items	$0.00
Net Income	**$0.00**

4361 South Congress Avenue, Suite 510, Austin, Texas 78745, USA – Paul@SkillicornTechnologies.com
www.skillicorntechnologies.com – +1 512 934 7441

STL Texas Brownsville & Cameron County
Cash Flow Statement

For the Year Ending	12/31/2020
Cash at Beginning of Year	$ -

Operations

Cash receipts from

Customers	$ -
Other Operations	$ -

Cash paid for

Inventory purchases	$ -
General operating and administrative expenses	$ -
Wage expenses	$ -
Interest	$ -
Income taxes	$ -
Net Cash Flow from Operations	$ -

Investing Activities

Cash receipts from

Sale of property and equipment	$ -
Collection of principal on loans	
Sale of investment securities	

Cash paid for

Purchase of property and equipment	$ -
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	$ -

Financing Activities

Cash receipts from

Issuance of stock	
Borrowing	

Cash paid for

Repurchase of stock (treasury stock)	
Repayment of loans	$ -
Dividends	$ -
Net Cash Flow from Financing Activities	$ -

Net Increase in Cash	$ -

Cash as of 3/1/2021	$ -

EXHIBIT D:

Offering Page

THE INVESTOR OPPORTUNITY

The **Los Fresnos project** is a unique opportunity for investors to plug into what should become the leading water, wastewater and MSW system in The United States – and eventually The World.

Two approaches to profiting from this opportunity are provided:

1. A safe, preferred return of 20%

2. A more speculative investment – on terms identical to the principal investor(s) – in the highly profitable project-specific SPV "cash flow machines" having gross margins exceeding 60%.

THE SKILLICORN TECHNOLOGIES SYSTEM


Municipal Solid Waste
Wastewater
Brackish water
Combined Heat & Electric Energy
Desalinated water
Plastics & Engineered Lumber
Treated water
Tilapia & Barramundi Fish
Macrobrachium Prawns
Organic Salad Greens
Organic Specialty Vegetables
Municipal Water
Bulk Tankered Water
Standard Bottled Water
Premium Bottled Mineral Water

THE SKILLICORN SYSTEM

THE STL ECO-SCIENCE PARK



Parque Ecologico, Santa Catalina, Peru

WE'VE "FARMED" LEMNACEAE ON WASTEWATER WORLDWIDE

THE SKILLICORN TECHNOLOGIES OPPORTUNITY

The **Los Fresnos Project** is an opportunity for parent company, Skillicorn Technologies, LLC to construct and operate a US-based system that will have full State (TCEQ – Texas Center for Environmental Quality) and Federal (EPA) regulatory approvals.

Upon commissioning, The Los Fresnos Project will be the only "profitable" Wastewater, MSW, Septage and FOG (fats, oils and grease) treatment, recycling and value-added system in the world

The Project will open up not only the $1 trillion US market (water, wastewater and MSW), but the global market for such services as well.

Water,
Water
Everywhere . .
But not
a drop
To Drink!



Illustrative Locations for Elements of The Los Fresnos Wastewater Treatment Initiative



City Of Los Fresnos
Water Treatment Plant
Nogal St
Clarifiers, Digesters & Soluble
BOD Reactors
Eco-Science
Park
Sinusoidal
production
array
(illustrative
only)
Phased
4 MGD
STL System
Cell Phone
Instructional
Tour
Finished UV filtration,
disinfection & storage
→ force main
Old Plant shut down
but maintained in
readiness
Treated water to Value-Added Complex
Google
Imagery ©2019 Google, Imagery ©2019 CNES / Airbus, Maxar Technologies, Texas General Land Office, U.S. Geological Survey, USDA Farm Service Agency, Map data ©2019
United States
Terms
Send feedback
200 ft

LOS FRESNOS WATER & WASTEWATER TREATMENT COMPLEX

MANY YEARS OF R&D ACROSS THE GLOBE



Nile West Bank, Uganda

WE'VE "FARMED" LEMNACEAE ON WASTEWATER WORLDWIDE

THE CITY OF LOS FRESNOS OPPORTUNITY

➢**Los Fresnos project** is an opportunity for The City of Los Fresnos to transcend its existing, highly constricted "taxes and fees" revenue base.

➢Partnering opportunity with STL subsidiary "STL Texas: Brownsville & Cameron County Inc.," – the Project lead company and domain rights holder – in marketing STL Services (wastewater treatment, advanced quality potable water and MSW disposal) within the Greater Brownsville area.

➢Los Fresnos will hold the water, wastewater and MSW permits, with the STLTBCC subsidiary SPVs providing attendant services – effectively the highest quality of water, wastewater and MSW services in the US . . . and The World.

➢Los Fresnos, STL and thousands of grateful customers will all profit accordingly.

UNFUNDED MANDATES IN WATER & WASTEWATER

The **Los Fresnos project** provides a path for the US, finally, to be able to fund its more than $1 trillion in unfunded water, wastewater and MSW requirements – a mandate, enforcement of which by both State and Federal regulatory agencies, is bankrupting small and medium-sized communities and seriously crimping cashflows of larger cities and urban communities.


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News Releases from Headquarters > Water (OW)

EPA Survey Shows $271 Billion Needed for Nation's Wastewater Infrastructure

01/13/2016


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Related Topics: Drinking Water State Revolving Fund (DWSRF) CONTACT US SHARE

EPA's 6th Drinking Water Infrastructure Needs Survey and Assessment

EPA's 6th Drinking Water Infrastructure Needs Survey and Assessment shows $472.6 billion is needed to maintain and improve the nation's drinking water infrastructure over the next 20 years.

URBAN & SMALL TOWN BUDGETING

The **City of Los Fresnos** is a successful town. Its Urban Landscape and School District, Police & Security and Emergency services are the envy of all surrounding communities.

It has one central difficulty – meeting its obligations on providing high quality water and wastewater services to all its citizens and constituents.   A simple view of the Los Fresnos budget is instructive:

General Fund Budget	$3.5 million	60%
Utilities Budget	$2.4 million	40%

In partnership with STL (STLTBCC), The City of Los Fresnos can turn that $2.4 million utilities cost into a $2-$5 million profit (a difference of $3-8 million for a town with only a $3.5 million General Fund Budget) – while also dramatically improving water, wastewater and MSW service provision. It will transform the city and each household's bottom line.

THE STL SYSTEM FILLS THE GAP

Industrial Customer's Requirements
- 100 acres (savings of up to $9 million in COLF Service Domain)
- 500,000 gpd water and wastewater service

 



COLF Service Commitments
- Water: $1,750/day
- Wastewater $1,500/day

TOTAL $3,250/day and $1.186 million/yr

Profit on 1 Customer Alone: $0.357 million/yr



LFWTS Service Commitments
- Water: $1,135/day
- Wastewater $1,135/day

TOTAL $2,270/day and $0.829 million/yr

LFWTS will meet any Water &/or Wastewater Service Delivery Demand within COLF's service domain within 18 months of receiving the order. A 10 MGD demand will result in a COLF annual profit of $7.14 million

(before annualized costs for sewerage mains are taken into account)

YEARS OF R&D ACROSS THE GLOBE



Soluble BOD Reactor Sequencing Options

Clarified Raw Wastewater

Anaerobic

Anoxic

Aerobic

pH Adj.

Other Common Configurations

Most Common Configuration as anticipated for Los Fresnos

THE STL SYSTEM MODEL: 50/50 DISTRIBUTION OF BOTTOM LINE PROFITS WHEN JOINT VENTURING

❖ **City of Los Fresnos'** existing utilities infrastructure is a "sunk cost." Any net value received from service provision by The Los Fresnos STL Project goes, therefore, straight to the city's bottom line.

❖ The STLTBCC SPV will, of course, need to pay for its CAPEX and cover its ongoing OPEX and depreciation.

❖ On service provision, the single 0.5 MGD example shown on the previous slide will deliver a bottom line profit of $0.357 million to The City of Los Fresnos.

❖ The 40% margins on revenues of $0.83 million in fees from The City will deliver a similar net return to Los Fresnos Wastewater Treatment SPV, LLC – the STL System service provider.

ROBINDALE WASTEWATER TREATMENT PLANT



STL'S PIPELINE INTO THE VALLEY IN SOUTH TEXAS

❑ **The Los Fresnos Project** will commence with a 2 MGD wastewater treatment and recycling facility that is anticipated to realize a mature, year-5 net profit of $8.9 million.

❑ The same project can grow to approximately 20 MGD within the greater Los Fresnos area.

❑ Other projects launched by domain holder STLTBCC are anticipated, collectively, to provide around 100 MGD in water and wastewater services.

❑ Service provision in the other 2 major counties within the lower Rio Grande Basin – including Willacy and Hidalgo Counties – will be provided through other domain holding companies: STL Texas: McAllen & Hidalgo County (STLTMWC) and SLT Texas: Raymondville & Willacy County.

❑Skillicorn Technologies LLC projects annual net profits across all three domain holding companies can grow to exceed $1 billion within the next decade.

TENASKA POWER PLANT, BROWNSVILLE



LOS FRESNOS PROJECT NUMBERS - WASTEWATER

SCENARIO: 22 HA WWT PROJECT WITH AD, WIND & GAS -- EXTRAPOLATED TO 25 YEARS -- pick your equity level

CAPEX	$8.2	Million	Labor	13	Local jobs	Depreciation 10 year SL	
Capital: % Equity	20%		Payroll	$364,806	per annum	Payback yrs	2
Interest Rate	6%	for 10 yrs	Land Use	2	hectares +	22	hectares +
Equity Investment	$1.6	million	Year 1	Year 2	Year 3	Year 4	Year 5
Sales			$1,358,831	$3,671,571	$4,270,470	$4,483,994	$4,708,193
Cost of Good Sold							
Raw Material							
Production Labor			$364,806	$557,513	$585,389	$614,658	$645,391
Production Costs			$292,640	$593,472	$623,146	$654,303	$687,018
Operating Expenses							
Sales, marketing, & distribution			$0	$0	$0	$0	$0
R&D/Q&A, Prelim Exp			$172,778	$259,401	$251,619	$244,071	$236,749
General & Admin.			$210,898	$397,054	$397,054	$416,907	$437,752
Depreciation			$341,203	$379,114	$379,114	$382,905	$386,734
Income From Operations			($23,493)	$1,485,016	$2,034,148	$2,171,149	$2,314,548
Interest Income			$4,075	$12,225	$14,670	$17,604	$21,125
Debt Service			$0	$568,443	$568,443	$568,443	$568,443
Net Income			($19,418)	$928,798	$1,480,374	$1,620,310	$1,767,230
Taxes			0	$0	$0	$0	$0
Income after Taxes		($1,630,000)	($19,418)	$928,798	$1,480,374	$1,620,310	$1,767,230
Each year's ROI on Equity Investment			-1%	57%	91%	99%	108%
Project IRR		25%					
Equity IRR		57%					

LOS FRESNOS PROJECT NUMBERS – VALUE ADDED

SCENARIO: 74 Hectares of Los Fresnos Value-Added -- EXTRAPOLATED TO 25 YEARS -- pick your equity level

CAPEX	$18.0 Million		Labor	105 Local jobs		Depreciation 10 year SL	
Capital: % Equity	20%		Payroll	$3,810,384 per annum		Payback yrs	2
Interest Rate	6% for 10 yrs		Land Use	5 hectares	+	74	hectares
Equity Investment	$3.6 million		Year 1	Year 2	Year 3	Year 4	Year 5
Sales			$4,568,816	$12,480,527	$15,071,713	$15,825,299	$16,616,564
Cost of Good Sold							
Raw Material			$153	$1,252,443	$1,315,065	$1,380,818	$1,449,859
Production Labor			$2,209,629	$3,800,233	$3,810,384	$4,000,903	$4,200,948
Production Costs			$773,885	$358,080	$358,080	$375,984	$394,783
Operating Expenses							
Sales, marketing, & distribution			$146,405	$219,608	$230,588	$242,117	$254,223
R&D/Q&A, Prelim Exp			$424,516	$99,816	$79,853	$67,875	$64,481
General & Admin.			$397,203	$577,203	$606,063	$636,366	$668,184
Depreciation			$1,014,991	$1,249,887	$1,263,456	$1,276,090	$1,288,851
Income From Operations			($397,966)	$4,923,258	$7,408,225	$7,845,145	$8,295,233
Interest Income			$9,010	$45,050	$54,060	$64,872	$77,846
Debt Service			$0	$1,256,853	$1,256,853	$1,256,853	$1,256,853
Net Income			($388,956)	$3,711,455	$6,205,432	$6,653,164	$7,116,227
Taxes			0	$0	$0	$0	$0
Income after Taxes		($3,604,000)	($388,956)	$3,711,455	$6,205,432	$6,653,164	$7,116,227
Each year's ROI on Equity Investment			-5%	103%	172%	185%	197%
Equity IRR		79%					
Project IRR		29%					

THE STL TEAM



Paul William Skillicorn

A leading International Development expert and highly qualified water, wastewater, griculture, Food & Renewable Energy Professional with international experience at academic, institutional and field levels and involving science, training, technology, institutional development, project development, fund raising and management.



Mani Vannan

40 years + experience in multi-national bank and governments in international business, finance, energy consultancy, climate change, environmental management and has raised over US$ 1 billion of funding for diverse energy and infrastructure related companies.



Dr. Ramiro Priale

Over 30 years of experience in wastewater treatment, agri-business, Information Systems design, applied informatics and project management.



Robert Eric Kottler (Bob)

A Professional Civil Engineer with over forty years' experience, mainly in International markets working with leading contractors and water companies



Dr. Anna Selvan John

Dr. Anna Selvan John is the Founder, President and CEO of NanoPV Solar Corporation USA and NanoPV Group of companies.



Victor Treviño

Victor Treviño, trained at Harvard University, has a long history managing both Texas cities and utility companies. He brings all the skills necessary to manage STL's move into South Texas

PROVEN TECHNOLOGY

Strong Management Team consisting of global experts with rich knowledge, technical expertise and experience in environmental engineering & management, climate change, sustainable development and international finance

Firm R&D capabilities in collaboration with Texas A&M University, Texas State University, Rutgers University, Photon8, UK Export Finance (UKEF), State of Texas, OWSC, Brownsville Economic Development Council, USDA, NadBank, Kenaf Industries of South Texas, ENMAS India, TWDB, Texas Water Foundation & NanoPV Solar Inc., MASS Turkey, EOS Energy Storage

Proven concept with a number of pilots carried out successfully in the USA, Peru, Mexico, India, Bangladesh and Cuba

WHY SKILLICORN TECHNOLOGY IS EXCEPTIONAL?

	SKILLICORN TECHNOLOGY	COMPETITORS
Technology	100% biological & natural	Chemical & filtration based
Sustainability	Total	Nil – partial
Recycle & Reuse level	100%	0% - 100%
Nutrient removal	100%	0% - 100%
Business model	Multiple revenue streams	No revenue stream
Energy consumption	Zero net energy	Medium to High
Carbon Footprint	Very low	Medium – Very high
Environmental credentials	Very high	Low
CAPEX	Low	High
Cost of water treatment	Lowest in the market	Very high
Socio-economic benefits to local communities	Very high	Low
Support to UN SDGs	Yes	No

RISKS & MITIGATIONS

1. The Company is a Startup:
   - *Mitigation:* 110% alternative system backup on wastewater treatment capacity

2. Potential Permitting Delays:
   - *Mitigation:* Advanced notification and engagement with regulatory/permitting authorities

3. Potential Investor Delays:
   - *Mitigation:* Advanced engagement with Investor Groups

4. Potential Banking Delays:
   - *Mitigation:* Advanced engagement with Banks and targeted Lending agencies

5. Continued Technological Enhancements:
   - *Mitigation:* Advanced engagement with Texas State and Texas A&M University faculty and experts

6. Personnel and Training:
   - *Mitigation:* Advanced engagement with Texas State and Texas A&M University faculty and experts.

THE LOS FRESNOS PROJECT: PROGRESS MADE

S.No	Description	Progress made
1	Project site	Surveyed
2	Groundwater quality	Tested
3	Rio Grande water supply circumstances (Irrigation Dt. #2)	Supply reliability assessed & water quality tested
4	Personnel selection & training	Planned in collaboration with Texas A & M & Texas Tech. Universities
5	R F Equipment for water surface tension; DO saturation; UF and RO membrane passage; pumping and pipe transit efficiencies; Lemnaceae, Tubifex, Tilapia, Macrobrachium and common Anaerobes growth effects; and solids settling	Tested
6	Septage, FOG and MSW	Volatile supplies & elasticities assessed
7	Cameron County & Brownsville Municipality Incentives	Available on financial closure

THE LOS FRESNOS PROJECT: PROGRESS MADE

S.No	Description	Progress made
8	Los Fresnos and Rancho Viejo discharge agreements	Negotiated
9	169E Pipe Transit	Negotiated
10	Debt financing from NADBank & Texas Water Development Board (TWDB)	Initiated
11	100% on-demand renewable electricity customers and wheeling issues.	Local electricity circumstances modeled
12	ERCOT Texas Grid demand	Modeled
13	Palo Alto Battlefield National Historical Park agreement	Negotiated
14	Duckweed strains (all local)	Identified and duckweed grow-out modelled

THE ASK

This Regulation CF offering is seeking front end financing of $250,000.

Investors are being offered Convertible Preferred Shares (paying 20%) in STL Texas, Brownsville & Cameron County, Inc., (STLTBCC) the local domain-holding company.

Conversion to STLTBCC common shares on a par basis (and identical terms as the primary investor) will be allowed during a 3-month window commencing upon formal closing of the main investment in the two Los Fresnos SPV companies.

SUMMARY AND CONCLUSION

The Los Fresnos Project is the first phase of what promises to be a paradigm-changing approach to treating, recycling and fully monetizing wastewater and municipal solid wastes in the United States — indeed, The World.

With no direct competitors, The Company sees a pipeline that can quickly grow beyond $1 billion in South Texas, and over $100 billion across the United States.

US based investors are being given the first opportunity to tap into this extraordinary resource — an early commitment that can grow dramatically in value over the coming several years.

EXHIBIT E:

Form of Security

SUMMARY OF OFFERING

ISSUER
STL Texas: Brownsville & Cameron County, Inc., a Texas C Corporation, which we refer to as "The Company" and "STLTBCC" – all shares of which are owned by Skillicorn Technologies, LLC, a Texas Limited Liability Company ("STL").

BUSINESS OF ISSUER
The Company was formed to: (a) hold, within the State of Texas Brownsville and Cameron County domain, an exclusive interest in The Skillicorn System ("The System"), an advanced systems and technologies package owned and controlled by STL, and (b) maximize the business of The System within said domain. In this Confidential Investor Disclosure Document, we refer to Membership Units of the first STLTBCC SPV (special purpose vehicle) subsidiary companies: Los Fresnos Wastewater Treatment SPV ("LFWTS") and Los Fresnos Valued Added SPV ("LFVAS") as the "Investment Shares."

STLTBCC
STLTBCC, its business, and its common stock are described in the document captioned "Regulation CF Offering Materials," which is itself attached as Exhibit A to this Disclosure Document (the "STLTBCC Offering Materials").

SECURITIES OFFERED
In the offering described in this Confidential Investor Disclosure Document (the "Offering"), The Company is offering, to qualified investors, STLTBCC convertible 20% preferred shares denominated as "The Preferred Shares." These preferred shares may be converted to membership units of SPVs LFWTS and/or LFVAS during a 3-month window opening upon closing of those respective investments. Conversion terms will carry the same per unit valuation as was received by the principal investor in each SPV.

MAXIMUM AND MINIMUM OFFERINGS
The Company is seeking to raise as much as $250,000 in this Offering. However, The Company will begin to issue The Preferred Shares as soon as it raises a minimum of $250,000.

TERM
Preferred Shares may be held indefinitely, but may also be converted into membership units of LFWTS and/or LFVAS (The

Investment Shares) upon close of those respective investment opportunities at terms holding equivalent per unit valuation as each company's principal (sic: largest) investor. LFWTS and LFVAS will be cashflow companies, optimized to pay dividends on net earnings that are equivalent to terms mandated by the State of Texas for Real Estate Investment Trusts (REITs) (sic: 90% - 100%).

MINIMUM INVESTMENT   The minimum initial investment is $500.

MANAGEMENT   The Company will be managed by Skillicorn Technologies, LLC ("STL") a Texas limited liability company. In general, STL will have complete control over the business of The Company, including but not limited to the right to (i) make all decisions concerning the STLTBCC stock and The Investment Shares; (ii) engage the services of third parties; (iii) determine, as per specified rules, the amount and timing of any distributions by STLTBCC and subsidiary SPVs LFWTS and LFVAS and; and (iv) admit new shareholders into The Company and Members into SPVs LFWTS and SFVAS.

The management of STL and STLTBCC is described in the STLTBCC Offering Materials.

CAPITAL STRUCTURES   The limited liability company interests of STL are distributed 50/50 between STL's two principals. All 1,000,000 common shares in The Company are owned by STL and 250,000 non-voting Preferred Shares, par value $1.00 and carrying a 20% return, have been authorized. SPVs LFWTS and SFVAS will be formed upon subscription by The Investors to Preferred Shares in the amount of the Minimum Investment.

DISTRIBUTIONS   Distributions will be made to the owners of The Preferred Shares upon receipt by The Company, of distributions from SPVs LFWTS and SFVAS and/or other distributions favoring The Company that may occur, and upon generation of a positive net return within The Company.

INFRASHARES FEE   InfraShares will receive a success fee equal to 12 percent (12%) of the aggregate amount paid by Investors for their Preferred Shares.

EXPENSES   The Company will incur certain limited operating expenses, such as the cost of preparing tax returns and commissioning audits.

USE OF PROCEEDS   Proceeds from the sale of The Preferred Shares will be used to pay certain regulatory and pre-FID project development

expenses, including the cost of this Offering, and otherwise moving the project forward

ELECTRONIC FORM	The Preferred Shares will be issued in electronic form only. You will not receive a paper share certificate for your The Preferred Shares.
TRANSFERABILITY	Neither the Preferred Shares nor Membership Units of SPVs LFWTS and SFVAS may be transferred without STL's consent, which it may withhold in its sole discretion. As a condition of permitting a transfer, STL may impose conditions, including the receipt of a legal opinion that the transfer does not violate the Securities Act of 1933 or any applicable state securities laws.
FIRST RIGHT OF REFUSAL	An Investor electing to convert Preferred Shares to Membership Units of LFWTS and LFVAS, and who subsequently wants to sell those Membership Units must first offer such to STLTBCC (STL).
CO-INVESTMENT	STL and its affiliates may purchase The Preferred Shares on the same terms as other Investors.
PERMITTED INVESTORS	The Company will accept subscriptions from all investors as permitted by the SEC under Regulation CF. For more information, see "QUALIFICATIONS OF INVESTORS" on page 10.
MANDATORY WITHDRAWAL	STL may require an Investor to withdraw from The Company and/or SPVs LFWTS and SFVAS under certain conditions, including, if STL determines that the continued participation of an Investor in The Company and or SPVs LFWTS and SFVAS, would reasonably likely to result in a violation of any law or regulation applicable to The Company and/or SPVs LFWTS and SFVAS (including, without limitation, the anti-money laundering or anti-terrorism laws or regulations). An Investor who is required to withdraw generally would receive a distribution equal to 90% of the amount he, she, or it would have received had The Company and/or SPVs LFWTS and SFVAS been liquidated (based on the fair market value of The Company's and/or the relevant SPV's assets), but if the withdrawal occurs within the first six months after The Preferred Shares are issued, the Investor would be paid an amount equal to his or its original investment.
RISKS	Purchasing The Preferred Shares entails a significant risk, including the risk that you could lose some or all of your money. For more information, see "RISKS OF INVESTING."

EXHIBIT F: Video Transcript

First Slide – the project title page:

"Hi, I'm Paul Skillicorn. I head up Skillicorn Technologies.   My purpose here today is to introduce to you our Los Fresnos Project – which will become -- upon commissioning: The world's most advanced water and wastewater project.   At its core, the Los Fresnos Project is all about treating and recycling municipal wastewater – and making a profit doing so – absent fees, tariffs and/or subsidies."

<Transition to Los Fresnos powerpoint video and inserted clips of Los Fresnos live footage. The live footage sound will not be included – overlain with the recorded text below: >

"The existing Los Fresnos twin oxidation ditch activated sludge system provides rudimentary treatment of the city's wastewater preparatory to discharging all of it into the local flood-control ditch. Now stretching it's design capacity, the treatment plant no longer meets the city's needs – notably, as Los Fresnos is increasingly being called upon to treat the wastewater of surrounding communities. Most importantly, Los Fresnos' wastewater treatment plant costs the town a lot of money to operate – money that the town's citizens would much rather spend on schools, parks, roads, fire engines, ambulances, clinics and municipal security – money that might transform Los Fresnos into what it has always held promise to become -- the Brownsville region's true, shining light community."

"Beyond the hemorrhaging cost of treating their's and their neighbor's wastewater, Los Fresnos must also continue to supply its quickly growing population with pure, fresh drinking water. The city is hampered in doing so by a historical reliance on what has become a massively polluted and dwindling asset – the Rio Grande River.   With the river's flow continuing to decline as climate change accelerates, and upstream communities – both Mexican and US – continuing to extract more and more water for municipal and agricultural requirements, the writing is on the wall for Los Fresnos and neighboring Brownsville. They lie at the mouth of the river, where the Rio Grande effectively ceases to flow. Both communities understand that they have no choice but to recycle their wastewater, while relying increasingly on desalinated brackish groundwater and desalinated oceanwater to meeting their future drinking water requirements."

<Pause and wait until the "We've farmed Lemnaceae on wastewater worldwide" slide>

"The new Skillicorn Technologies system – because it generates a net profit simply treating wastewater and desalinating the region's abundant brackish water resources – provides the solution Los Fresnos has been desperately seeking. It pays for itself . . . AND, it gets the job done! In Los Fresnos, it is being made available in the United States for the very first time."

"The Skillicorn System is more robust than traditional activated sludge and treats wastewater – not to some artificial standard – but only to a fully potable level. Everything is recycled, with literally nothing going to waste:"

<pause until first diagram slide "The SKILLICORN System">

"All nutrients are extracted and photosynthetically leveraged to produce duckweed meal – a superfood and a super biochemical feedstock. All residual hydrogen and carbon is extracted as methane. The resulting clean water is further screened to remove all bacteria, viruses, heavy metals, pollutants, toxins and trace organic compounds – and finally all three are effectively monetized to produce market-ready outputs and finished products: combined heat and electric power, "harvested today" fish fillets and organic herbs and vegetables; natural fiber-reinforced bioplastics and engineered lumbers."

"Phyto-desalination similarly polishes groundwater to selectively remove salt ions – and unlike membrane desalination systems, does not discriminate between monovalent and multivalent ions – all are removed at the same rate. The resulting duckweeds, despite having higher salts content, can nevertheless be used to produce much the same output as duckweeds harvested from wastewater treatment operations.   Finally, a desalination system that actually makes money – while also producing superior drinking water."

<pause until the first annotated Google Earth shot showing new system locations>

Now transition to showing the flowing water . . . and shots of Skillicorn Technologies systems in operation in Barranca . . . and then transition to Paul Skillicorn showing the live and powdered duckweed.

"Where we differ from everyone else is our approach to wastewater. They get rid of it. We embrace it – extract all its value. We monetize all the nutrients and energy in wastewater. In doing so, we also treat a much cleaner condition, and we do so much more consistently. This allows us, to run that highly treated water through ultra filtration membranes that bring our treated water to the same condition as that bottle of water you buy off the shelf in the corner store."

<takes a side step to the table and picks up some fresh duckweed from the bowl> <zoom out and zoom in on Paul's hand . . . hold it there for a bit <pause>

"The core of our system is this: The world's next supercrop – the world's fastest growing leafed plant -- a superfood/superfeed and the ideal natural feedstock for production of bioplastics or even biofuels. We grow this (showing the fresh plant) and turn it into 60 tonnes per hectare per year of this (showing the dry powder) – which is what we monetize."